QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-75794

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 7, 2002)
Subject to Completion, dated February 27, 2002

2,500,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol "ITMN." On February 26, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $40.02 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-5.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to InterMune, Inc.
Per share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to 375,000 additional shares of common stock to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement and accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about              , 2002.

Joint Book-Running Managers

Lehman Brothers	Morgan Stanley

JPMorgan

                  Robertson Stephens

                                      UBS Warburg

Adams, Harkness & Hill, Inc.

              , 2002

Marketed products

INFERGEN®
Interferon alfacon-1
INTERMUNE

ACTIMMUNE®
(Interferon gamma-1b)
ACTIMMUNE®
(Interferon gamma-1b)
INTERMUNE

AMPHOTEC®
Amphotericin B Cholesteryl Sulfate
Complex for Injection
INTERMUNE

Programs

Preclinical
Phase I
Phase II
Phase III
Marketed
INFERGEN®
Chronic hepatitis C infections
AMPHOTEC®
Invasive aspergillosis
ACTIMMUNE®
Chronic granulomatous disease
Severe, malignant osteopetrosis
Idiopathic pulmonary fibrosis
Ovarian cancer
Cryptococcal meningitis
Atypical mycobacterial infections
Liver fibrosis
Cystic fibrosis
Non-Hodgkin's lymphoma
Invasive aspergillosis
ORITAVANCIN
Complicated skin and skin-structure infections
Nosocomial pneumonia
Bacteremia
MOLI 1901
Cystic fibrosis
NEXT-GENERATION INTERFERON GAMMA
PEG-INFERGEN
Chronic hepatitis C infections
PA MONOCLONAL ANTIBODY
Pseudomonas infections

The graphical image of Infergen above is an artist's rendering of the anticipated InterMune product packaging.

Prospectus Supplement

Prospectus

        In this prospectus supplement and the accompanying prospectus, the terms "InterMune," "we," "us" and "our" refer to InterMune, Inc.

        We provide information to you about the offering in two separate but attached documents: (a) this prospectus supplement, which describes the specific details regarding this offering and (b) the accompanying prospectus, which provides general information. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

        This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized, and none of the underwriters have authorized, anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representation. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of a security.

        Our trademarks, which appear in this prospectus supplement and the accompanying prospectus, are our property. The other trademarks and tradenames appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. This summary does not contain all the information you should consider before investing in our securities. You should read the entire prospectus supplement, including incorporated documents, carefully.

Our Business

Overview

        We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. Our three marketed products are Actimmune, Infergen and Amphotec. Actimmune is approved in the United States for two rare congenital disorders. We market Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis. Our total product revenues increased 257% to $40.0 million for the year ended December 31, 2001 from $11.2 million for the year ended December 31, 2000.

        We have three products in development that we believe target significant market opportunities:

  •
  Actimmune, for the treatment of idiopathic pulmonary fibrosis, a life-threatening lung condition characterized by progressive scarring, or fibrosis, of the lungs; we estimate that the maximum U.S. market opportunity for the treatment of idiopathic pulmonary fibrosis is $2.5 billion per year;

  •
  oritavancin, for the treatment of Gram-positive bacterial infections, a major cause of bloodstream and skin infections; we estimate that the maximum worldwide market opportunity for the treatment of Gram-positive bacterial infections is $3.5 billion per year; and

  •
  PEG-Infergen, for the treatment of chronic hepatitis C infections; we estimate that the maximum U.S. market opportunity for the treatment of chronic hepatitis C infections will be $3.0 billion per year by 2006.

Actimmune

        The active ingredient of Actimmune is interferon gamma-1b. We plan to independently develop and commercialize Actimmune for multiple diseases in the United States, Canada and Japan. In addition, through our strategic partnership with Boehringer Ingelheim International GmbH, we plan to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, for multiple diseases in Europe and other major markets.

        Interferons, such as interferon gamma-1b, are members of two families of related proteins that are secreted by a variety of cells in the body. Interferon alpha and interferon beta, which are included in one family, have been approved and are currently marketed for the treatment of diseases such as hepatitis B infections, chronic hepatitis C infections and multiple sclerosis. Interferon gamma, which is included in a separate family of interferons, is biologically distinct from interferon alpha and interferon beta and results in fewer and less severe adverse side effects.

        We believe that our most significant near-term opportunity is for Actimmune in the treatment of idiopathic pulmonary fibrosis, which we estimate to afflict approximately 50,000 persons in the United States. The cause of idiopathic pulmonary fibrosis is unknown, and currently there is no effective treatment. Clinical trials conducted by independent investigators, however, have demonstrated that interferon gamma-1b may be effective in the treatment of idiopathic pulmonary fibrosis. In particular, a Phase II clinical trial published in October 1999 in The New England Journal of Medicine demonstrated that patients receiving interferon gamma-1b in combination with prednisolone showed statistically significant improvement in lung capacity and blood oxygen levels, while patients in a control group receiving prednisolone alone and not interferon gamma-1b continued to deteriorate. Based on this data, we are currently conducting a Phase III pivotal clinical trial of Actimmune for the treatment of patients with idiopathic pulmonary fibrosis. Our clinical trial includes 330 patients and, based on our anticipated timeline, we currently expect to disclose results of the clinical trial by November 2002. The life-threatening nature of idiopathic pulmonary fibrosis helped us obtain fast track designation from the FDA for Actimmune in the treatment of idiopathic pulmonary fibrosis.

        We are also conducting or in the planning stages of the following clinical trials:

  •
  a Phase III pivotal clinical trial ongoing for the treatment of ovarian cancer, a life-threatening disease caused by uncontrolled cell growth;

  •
  a Phase III pivotal clinical trial planned to commence in 2002 for the treatment of cryptococcal meningitis, a life-threatening type of systemic fungal infection;

  •
  a Phase II clinical trial ongoing for the treatment of liver fibrosis, a life-threatening condition of the liver characterized by excessive scarring;

  •
  a Phase II clinical trial ongoing for the treatment of atypical, or non-tuberculous, mycobacterial infections;

  •
  a Phase II clinical trial ongoing for the treatment of cystic fibrosis, a life-threatening congenital disorder that leads to chronic pulmonary infection, primarily in children;

  •
  a Phase II clinical trial planned to commence in 2002 for the treatment of non-Hodgkin's lymphoma, a life-threatening group of cancers that affect the lymph system; and

  •
  a Phase II clinical trial planned to commence in 2002 for the treatment of invasive aspergillosis, a life-threatening type of systemic fungal infection.

        We currently market Actimmune for the treatment of chronic granulomatous disease, a life-threatening congenital disorder that makes patients, mainly children, vulnerable to severe, recurrent bacterial and fungal infections, and severe, malignant osteopetrosis, a life-threatening congenital disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. Actimmune is the only FDA-approved drug to treat these two diseases. We estimate the aggregate maximum U.S. market opportunity for these two diseases to be $20 million per year.

Oritavancin, Infergen, Amphotec and other programs

        We are currently conducting a second Phase III clinical trial with oritavancin for the treatment of complicated skin and skin-structure infections and a Phase II clinical trial for the treatment of bacteremia. We are also planning to commence two Phase III clinical trials for oritavancin in the treatment of nosocomial pneumonia in 2002. We are considering additional clinical trials for the treatment of other Gram-positive bacterial infections, including those resistant to conventional antibiotics, for which oritavancin may also be effective.

        We market Infergen, our interferon alpha product, in the United States and Canada for the treatment of chronic hepatitis C infections and are currently conducting or planning Phase IV clinical trials for Infergen. We are also developing a pegylated form of Infergen, PEG-Infergen for the treatment of chronic hepatitis C infections. Pegylated interferon alpha products offer significant advantages over non-pegylated products because they circulate longer in the body, permitting a less frequent dosing schedule and enhancing efficacy. We believe that PEG-Infergen should, like other pegylated protein therapeutics, provide these potential advantages.

        We market Amphotec, an FDA-approved lipid-complexed form of amphotericin B, for the treatment of invasive aspergillosis, a life-threatening systemic fungal infection. We sell the product under the tradename Amphotec in the United States and under the tradename Amphocil in more than 20 other countries. We market this product through our field specialists in the United States and through distributors and partners in other parts of the world.

        Our other programs include:

  •
  a preclinical program for next-generation interferon gamma products;

  •
  a peptide (Moli1901) in Phase I clinical studies to treat cystic fibrosis; and

  •
  a preclinical monoclonal antibody program targeted at treating pseudomonas aeruginosa, a bacterial infection.

Our Strategy

        Our objective is to become a leading global biopharmaceutical company. We intend to grow our product revenues by capitalizing on the opportunities presented by our marketed products and by developing and commercializing new products. The key elements of our strategy for achieving these objectives include:

  •
  increase sales of Actimmune, Infergen and Amphotec through our field specialists, distributors and strategic partners;

  •
  expand our sales and marketing organization by increasing our number of field specialists and continuing our efforts to educate pulmonologists, gastroenterologists and oncologists;

  •
  expand the number of diseases for which the FDA approves Actimmune and Infergen for treatment, and obtain FDA approval of oritavancin and PEG-Infergen;

  •
  continue to in-license or acquire preclinical and development-stage programs and FDA-approved products; and

  •
  invest in applied research to help us develop new products and bring them to market.

        On April 26, 2001, we changed our name from InterMune Pharmaceuticals, Inc. to InterMune, Inc. Our principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, CA 94005. Our telephone number is (415) 466-2200. Our website is http://www.intermune.com. We do not intend for the information found on our website to be incorporated into or be a part of this prospectus supplement.

RECENT OPERATING RESULTS

        On February 13, 2002, we announced that for the three months ended December 31, 2001, we recorded total revenues of $15.1 million and a net loss of $2.67 per share. For the year ended December 31, 2001, we recorded total revenues of $40.0 million and a net loss of $4.67 per share. As of the date of this prospectus supplement, the audit of our consolidated financial statements for the year ended December 31, 2001 has not yet been completed.

THE OFFERING

Common stock offered by us	2,500,000 shares
Common stock to be outstanding after this offering	30,964,828 shares
Use of proceeds
We anticipate using the net proceeds from the sale of the common stock offered hereby for clinical development, commercialization of our existing products, working capital, in-licensing or acquisition of preclinical and development stage programs and FDA-approved products, investment in applied research and general corporate purposes. See "Use of Proceeds" in this prospectus supplement.
Nasdaq National Market symbol	ITMN

        The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on January 31, 2002 and does not include 3,264,172 shares of common stock issuable upon exercise of outstanding options as of January 31, 2002 at a weighted average exercise price of $30.87 or any shares of common stock issuable upon conversion of our 5.75% convertible subordinated notes due 2006.

        Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 375,000 shares of common stock.

SUMMARY FINANCIAL DATA

        The following summary financial data for the period from February 25, 1998 (inception) to December 31, 1998 and for the two years ended December 31, 1999 and 2000 are derived from our audited financial statements appearing elsewhere in this prospectus supplement. The financial data as of September 30, 2001 and for the nine-month periods ended September 30, 2000 and 2001 are derived from our unaudited financial statements appearing elsewhere in this prospectus supplement. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2001. The following data should be read together with the financial statements, related notes and other financial information included in this prospectus supplement.

		Year Ended December 31,		Nine Months Ended September 30,
	For the Period from February 25, 1998 (Inception) to December 31, 1998(1)
		1999	2000	2000	2001
				(Unaudited)
	(In Thousands, Except Per Share Data)
Statement of Operations Data:
Product sales:
Actimmune, net(2)	$—	$556	$11,201	$6,964	$22,513
Other	—	—	—	—	2,373

Total net product sales	—	556	11,201	6,964	24,886
Costs and expenses:
Cost of goods sold	—	240	4,990	3,397	10,514
Amortization of acquired product rights	—	—	1,777	1,777	3,990
Research and development	1,235	2,969	20,821	13,275	30,873
Selling, general and administrative	892	2,656	16,152	11,534	24,691
Acquired in-process research and development	4,000	1,094	—	—	5,400

Total costs and expenses	6,127	6,959	43,740	29,983	75,468
Loss from operations	(6,127)	(6,403)	(32,539)	(23,019)	(50,582)
Interest income	55	240	8,484	5,232	8,691
Interest expense	—	(186)	(191)	(161)	(2,346)

Net loss	$(6,072)	(6,349)	(24,246)	(17,948)	$(44,237)

Preferred stock accretion		(657)	(269)	(269)
Deemed dividend on redeemable preferred stock		—	(27,762)	(27,762)

Net loss applicable to common stockholders		$(7,006)	$(52,277)	$(45,979)

Basic and diluted net loss per common share		$(9.12)	$(3.05)	$(3.03)	$(1.80)

Weighted average shares used in computing historical basic and diluted net loss per common share		768	17,114	15,169	24,532

	As of September 30, 2001
	Actual	As Adjusted
	(Unaudited) (In Thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$396,190	490,237
Working capital	390,307	484,354
Total assets	450,745	544,792
Convertible subordinated notes	149,500	149,500
Accumulated deficit	(80,904)	(80,904)
Total stockholders' equity	285,263	379,310

(1)
We were a wholly owned subsidiary of Connetics Corporation until April 1999.
(2)
Does not include $4.8 million of Actimmune sales for the year ended December 31, 1999; $1.8 million of Actimmune sales for the year ended December 31, 2000; and $1.8 million of Actimmune sales for the nine months ended September 30, 2000. These sales were transacted for Connetics Corporation under a transition agreement.

        The "as adjusted" column in the table above reflects the sale of 2,500,000 shares of common stock by us in this offering and the estimated net proceeds of this offering of approximately $94.0 million based upon an assumed public offering price of $40.02 per share, after deducting estimated underwriters' discounts and commissions and estimated offering expenses.

RISK FACTORS

        You should consider carefully the following risks as well as other information in this prospectus supplement and the accompanying prospectus before purchasing any of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to Our Business

We may not succeed in our development efforts or in growing product revenues.

        We commenced operations in 1998 and have incurred significant losses to date. Our revenues have been limited primarily to sales of Actimmune. Although we are developing Actimmune for the treatment of idiopathic pulmonary fibrosis, ovarian cancer, non-Hodgkins lymphoma, cryptococcal meningitis, invasive aspergillosis, liver fibrosis, atypical mycobacterial infections and cystic fibrosis, Actimmune will not be marketed for any of these diseases before 2003, if at all. Further, if we are not able to announce positive results of our Phase III pivotal clinical trial of Actimmune for the treatment of idiopathic pulmonary fibrosis by November 2002 or if the FDA does not approve Actimmune for the treatment of idiopathic pulmonary fibrosis in 2003, if at all, we do not believe that we will be able to meet our publicly announced revenue expectations. We are also developing oritavancin for the treatment of complicated skin and skin-structure infections and nosocomial pneumonia and are considering developing oritavancin for the treatment of other Gram-positive bacterial infections, but oritavancin will not be marketed for any diseases before 2005, if at all. We market Infergen for the treatment of chronic hepatitis C infections, but we do not believe that Infergen will provide significant revenue to us before 2004, if ever. We are developing PEG-Infergen, a pegylated form of Infergen, for the treatment of chronic hepatitis C infections, but PEG-Infergen will not be marketed for the treatment of chronic hepatitis C infections before 2006, if at all. Although Amphotec has received regulatory approvals for commercial sales for invasive aspergillosis, we do not believe that it will provide significant revenue to us before 2004, if ever.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials.

        We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of Actimmune or any of our other products or product candidates for the treatment of additional diseases before Actimmune or any of our other products or product candidates can be approved for commercial sale for these diseases. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, we recently terminated our Phase III clinical trial of Actimmune for the treatment of multidrug-resistant tuberculosis after early microbiological results indicated that a standard nebulizer may not be an effective route of administration of Actimmune in patients with multidrug-resistant tuberculosis.

        We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all. The commencement or completion of our clinical trials may be delayed or halted for numerous reasons, including the following:

  •
  a country's regulatory authority does not approve a clinical trial protocol;

  •
  patients do not enroll in clinical trials at the rate we expect;

  •
  patients experience adverse side effects;

  •
  patients die during a clinical trial for a variety of reasons, including the advanced status of their disease and medical problems that are not related to our products or product candidates;

  •
  third-party clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, and other third-party organizations may not perform data collection and analysis in a timely or accurate manner; and

  •
  inconclusive or negative results are experienced during a clinical trial.

        Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products and product candidates will be harmed, and our prospects for profitability will be impaired.

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the regulatory authorities will not permit us to market such products or product candidates for those diseases.

        Our failure to adequately demonstrate the safety and effectiveness of any of our products or product candidates for the treatment of particular diseases will prevent receipt of the FDA's and other regulatory authorities' approval and, ultimately, may prevent commercialization of our products and product candidates for those diseases.

        The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on its benefits and risks in a particular disease, any of our products or product candidates should be granted approval for the treatment of that particular disease. Even if we believe that a clinical trial has demonstrated the safety and efficacy of any of our products or product candidates for the treatment of a disease, the results may not be satisfactory to the FDA or other regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and other regulators in different ways, which could delay, limit or prevent regulatory approval.

        If regulatory delays are significant, our financial results and the commercial prospects for those of our products or product candidates involved will be harmed, and our prospects for profitability will be impaired.

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

        Our commercial success will depend in part on obtaining and maintaining patent protection on our products and product candidates and successfully defending these patents against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. For example, the U.S. Supreme Court recently granted certiorari and heard arguments concerning the application and scope of the doctrine of equivalents, which is a judicially-created doctrine that enables a patent holder to broaden the scope of its patent claims beyond their literal scope to include equivalents of the claimed subject matter. Accordingly, we cannot predict the scope and breadth of patent claims that may be afforded to other companies' patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate these suits.

        The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  •
  we were the first to make the inventions covered by each of our pending patent applications;

  •
  we were the first to file patent applications for these inventions;

  •
  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  any of our pending patent applications will result in issued patents;

  •
  any of our issued patents or those of our licensors will be valid and enforceable;

  •
  any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

  •
  we will develop additional proprietary technologies that are patentable; or

  •
  the patents of others will not have a material adverse effect on our business.

        Others have filed and in the future may file patent applications covering uses and formulations of interferon gamma-1b, interferon alpha, pegylated versions thereof and other products in our development program. If a third party were issued a patent that blocked our ability to commercialize our products for any or all of the diseases that we are targeting, we would be prevented from commercializing our products for such disease or diseases unless we obtained a license from the patent holder. We may not be able to obtain such a license on commercially reasonable terms, if at all.

        Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether our collaborators or we would prevail in any of these actions or that any license required under any of these patents would be made available on commercially reasonable terms, if at all. We believe that there may be significant litigation in our industry regarding patent and other intellectual property rights.

        We license certain patents relating to Actimmune, oritavancin and Infergen from Genentech, Inc., Eli Lilly and Company and Amgen, Inc., respectively. If we breach any of our agreements with Genentech, Eli Lilly or Amgen, any of these licensors could terminate the respective license, and we would have no further rights to utilize the licensed patents or trade secrets to develop and market the corresponding products.

        We are aware of a European patent owned by Amgen relating to a form of interferon gamma that is similar in structure to Actimmune and Imukin, and is produced and used during the manufacture of Actimmune and Imukin. During 2001, Amgen's European patent was revoked by a decision of the Opposition Division of the European Patent Office in an opposition proceeding brought by Boehringer Ingelheim International GmbH and Genentech. Amgen has appealed that decision, and we can not predict the outcome of this appeal. We believe that the issues in this opposition are similar to those in an opposition proceeding previously brought by Amgen against an interferon gamma-1b patent issued to Genentech, in which Genentech prevailed. Nevertheless, if Amgen is successful in its appeal, certain claims in Amgen's European patent may enable Amgen to block Boehringer Ingelheim's and our ability to manufacture or sell Actimmune and Imukin in Europe and, therefore, Boehringer Ingelheim's and our ability to commercialize Actimmune and Imukin worldwide, unless Genentech, Boehringer Ingelheim or we obtain a license from Amgen. We cannot predict whether Genentech, Boehringer Ingelheim or we would be able to obtain such a license from Amgen on commercially reasonable terms, if at all.

        We are also aware of two pending U.S. patent applications owned by Amgen that are directed to interferon gamma. These patent applications are related to the European patent issued to Amgen that is the subject of the opposition proceeding in the European Patent Office. In November 2001, the U.S. Patent and Trademark Office, or USPTO, declared an interference proceeding involving the two Amgen U.S. patent applications and six of Genentech's issued U.S. patents. The six Genentech patents are licensed to us. An interference is declared by the USPTO when two or more patents or patent applications claim the same subject matter. The pending claims in the two Amgen patent applications and the issued claims in the six Genentech patents involved in the interference are directed to various forms of interferon gamma. One of the purposes of an interference is to determine which of two parties was the first to invent the claimed subject matter, and therefore, who should own the patents. In the Amgen-Genentech interference, the USPTO afforded Amgen senior party status, creating a rebuttable presumption that Amgen (not Genentech) was the first to invent the claimed subject matter. The burden is on Genentech to rebut this presumption. Another purpose of an interference is to determine the validity of each party's patents or patent applications. If Amgen were to win the interference, one or more claims of the Genentech patents could be declared invalid. Conversely, if Genentech were to win the interference, one or more claims of the Amgen applications could be declared not patentable. We cannot predict the outcome of the interference, nor can we predict the scope of the patent claims that may ultimately issue to Amgen if Amgen were to be successful in the interference. If Amgen were to win the interference, the USPTO could grant to Amgen patent claims broad enough to cover Actimmune or the manufacture thereof. If this were to happen, Amgen could prevent us from commercializing Actimmune unless we were to obtain a license from Amgen. We cannot predict whether we would be able to obtain a license from Amgen on commercially reasonable terms, if at all. If we were not able to obtain such a license from Amgen on commercially reasonable terms, or at all, it would have a material adverse effect on our ability to commercialize Actimmune in the United States and could prevent us from doing so completely. Further, the possibility exists that neither Genentech nor Amgen will emerge from the interference proceeding with certain patents on interferon gamma. In such a case, we may not be able to prevent third parties from marketing certain forms of interferon gamma in the United States. If any of Genentech's patent claims are not upheld in the interference proceeding, it could have a material adverse effect on our ability to prevent others from commercializing interferon gamma products in the United States. In addition, Amgen may have other U.S. patent applications pending that relate to interferon gamma. We may have no way of knowing whether any such applications exist, and if so, what claims may issue from these other applications. In general, an interference takes at least two years to complete from the date of its declaration by the USPTO; however, it could take significantly longer.

        We license certain patents relating to oritavancin from Eli Lilly. After patents related to the oritavancin compound expire in 2015, we will not be able to use such patents to block others from marketing oritavancin. In addition, we are aware of two U.S. patents, and corresponding European, Australian, Korean, Canadian and Japanese patents, that relate to a molecule that is produced during the manufacture of oritavancin. A derivative of this molecule is retained in the final oritavancin product. If any of these patents is interpreted to cover the oritavancin manufacturing process, any molecules formed during the process or the final oritavancin product itself, we believe that such patent or patents could enable the patent holder to block our ability to commercialize oritavancin unless we obtained a license under such patent or patents. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. If we were not able to obtain such a license under the patents on commercially reasonable terms, or at all, it would have a material adverse effect on our ability to commercialize the oritavancin product.

        We have licensed U.S. and Canadian patent rights relating to Infergen from Amgen. Two of Amgen's U.S. patents relating to the Infergen molecule, the interferon alfacon-1 molecule, expire in 2004. However, the USPTO recently issued a Notice of Final Determination indicating that one of these patents is entitled to a five-year extension. We expect that the USPTO will issue in the near future a Certificate of Extension of Patent Term, officially extending the term of this patent by five years, to September 2009. This extension will enable us to exclude others from using the Infergen molecule until September 2009 for the treatment of chronic hepatitis C infections. After expiration of the extended patent term in September 2009, we would rely on a U.S. patent related to the use of Infergen at a dose within the range of 2 million to 30 million units of Infergen per administration for the treatment of chronic hepatitis C infections to block others from marketing the Infergen molecule for the treatment of chronic hepatitis C infections at these doses. When this patent expires in 2011, we will not be able to use this patent to block others from marketing the Infergen molecule for the treatment of chronic hepatitis C infections in the United States.

        Our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of interferon alpha to treat a variety of diseases. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for interferon alpha. We are uncertain of the extent to which the currently issued patents and any additional patents of our competitors that may issue will prevent us from marketing Infergen for the treatment of certain diseases. If because of these patents we are unable to market Infergen for a range of diseases, the commercial prospects for Infergen will be reduced and our prospects for profitability may be impaired. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of pegylated interferon alpha to treat a variety of diseases. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product.

        We are aware of the settlement of a lawsuit involving Infergen filed in 1997 by Biogen, Inc. against Amgen in the U.S. District Court for the District of Massachusetts. The suit alleged that the manufacture of Infergen infringed three Biogen U.S. patents relating to vectors for expressing cloned genes, methods of making vectors and expressing cloned genes, and host cells. All claims in the lawsuit were dismissed with prejudice by order of the court in December 2001 under a settlement agreement entered into between Biogen and Amgen. Although Amgen has informed us that the settlement agreement applies to Infergen, we do not know the terms of the settlement agreement or how the terms of the settlement may affect our ability to commercialize Infergen in the United States. The settlement agreement may have a material adverse effect on our ability to commercialize Infergen in the United States.

        We generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own. For example, if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market Actimmune and may be forced to incur substantial additional costs to maintain or protect the intellectual property or to compel Genentech to do so.

        The combination of our products with other drugs may have a greater therapeutic effect in treating certain diseases than our products alone. In some cases, third parties hold patents either on the potential companion drugs or on combination therapies that include our products. We may not be able to negotiate licenses or other rights to potential companion drugs on reasonable terms, or at all. If we are not able to negotiate these licenses or other rights, the market for our products may be diminished.

        We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, which generally provide that proprietary information developed or inventions conceived during the relationship will be our exclusive property, we may not be able to adequately protect our trade secrets or other proprietary information.

        Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information.

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

        Our products and product candidates are expensive, and we anticipate that the annual cost for treatment under each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our products or product candidates for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for our products and product candidates will depend largely on the following factors:

  •
  cost of treatment;

  •
  pricing and availability of alternative products;

  •
  ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;

  •
  relative convenience and ease of administration; and

  •
  prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenues and prospects for profitability will suffer.

        Our ability to commercialize our products or product candidates in particular diseases is highly dependent on the extent to which coverage and reimbursement for our products will be available from:

  •
  governmental payors, such as Medicare and Medicaid;

  •
  private health insurers, including managed care organizations; and

  •
  other third-party payors.

        Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of our products will be reduced, and our sales will suffer.

The pricing and profitability of our products may be subject to control by the government and other third-party payors.

        The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize products. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we would receive for Actimmune, Infergen, Amphotec or any other products we may develop in the future, such as oritavancin, which would reduce our revenues and potential profitability.

Even if our products or product candidates are proven to be safe and effective for particular diseases, the actual maximum market opportunity associated with the treatment of these diseases may be much lower than our current estimates.

        Even if our products or product candidates are approved for use in connection with one or more particular diseases, the actual maximum market opportunity for our products or product candidates for each disease may be much less than our estimates. By way of example, it may be that:

  •
  only a subset of affected patients will respond to therapy with any of our products or product candidates;

  •
  the actual dose for a particular condition may be different than currently anticipated;

  •
  the treatment regimen may be different in duration than currently anticipated;

  •
  treatment may be sporadic; or

  •
  we cannot sell any product at the price we expect.

        In addition to the uncertainty about the various maximum market opportunities, there is no assurance of what portion of these market opportunities we will realize, if any.

Discoveries or developments of new technologies by established drug companies or others may make our products obsolete.

        Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than our products or product candidates for any of the diseases that we target. Even if we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

        Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

We rely on third parties to conduct clinical trials for our products and product candidates, and those third parties may not perform satisfactorily.

        If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain regulatory approvals for our products and product candidates and will not be able to successfully commercialize our products and product candidates for targeted diseases. We do not have the ability to independently conduct clinical trials for our products and product candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

There are significant regulatory, supply, intellectual property and competitive barriers to entry that may prevent us from successfully marketing or developing Infergen or PEG-Infergen, a pegylated form of Infergen, for the chronic hepatitis C infections market.

        We have relaunched Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. However, we believe that there are significant regulatory, supply, intellectual property and competitive barriers to Infergen's penetration of the chronic hepatitis C infections market:

        Regulatory.    We believe that market acceptance of and demand for Infergen for the treatment of chronic hepatitis C infections may depend upon our ability to use Infergen in combination therapy with ribavirin or other anti-viral drugs. Before we can market Infergen in combination therapy with ribavirin or any other anti-viral drug, we will need to obtain FDA approval. To seek and obtain such approval, we will need to supplement Infergen's current FDA approval with data that support combination use of Infergen and ribavirin or another anti-viral drug for increased effectiveness in treating chronic hepatitis C infections. We cannot be certain how long it would take us to submit such data and obtain such an approval from the FDA, if at all. Seeking FDA approval for Infergen combination therapy may, in certain circumstances, involve our complying with FDA patent certification and notice provisions relating to ribavirin that could result in deferral of up to 30 months or, in the case of judicial intervention, longer, of FDA approval pending the outcome of ongoing patent infringement litigation.

        Supply.    Even if we are able to obtain regulatory approval for Infergen in combination therapy with ribavirin or another anti-viral drug, there may not be a source of commercial supply for ribavirin or another anti-viral drug. We are not aware of any U.S. or Canadian manufacturer of ribavirin that has regulatory approval, other than the company that sells ribavirin capsules exclusively to Schering Corp., which is, along with Roche Laboratories, Inc., one of our primary competitors in the chronic hepatitis C infections market. There can be no assurance that an independent source of commercial supply will become available after FDA exclusivity related to ribavirin capsules expires in June 2002, if at all.

        Intellectual Property.    Our competitors and their strategic partners have substantial and extensive patent rights in connection with combination therapy of interferon alpha and ribavirin for the treatment of chronic hepatitis C infections. For example, we are aware of three U.S. patents that relate to the use of interferon alpha and ribavirin to treat chronic hepatitis C infections. The terms of these patents expire in 2015, 2016 and 2017. We believe that these patents may prevent us from marketing Infergen in combination therapy with ribavirin for certain patients. If because of these patents we are unable to market Infergen with ribavirin or with another anti-viral drug, the commercial prospects for Infergen are likely to be reduced, and our prospects for profitability may be impaired. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for combination therapy of interferon alpha and other anti-viral drugs for the treatment of chronic hepatitis C infections. If those patent applications were to issue, we may be unable to market Infergen with ribavirin or with another anti-viral drug, reducing the commercial prospects for Infergen, and our prospects for profitability may be reduced. In addition, our competitors and their strategic partners have substantial and extensive patent rights relating to pegylation technology in general and the use of pegylated interferon alpha for the treatment of chronic hepatitis C infections in particular. Further, several third parties have substantial and extensive patent rights in connection with the use of pegylation to modify biologically active compounds generally. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product for the treatment of chronic hepatitis C infections.

        Competition.    Pegylated interferon alpha products offer significant advantages over non-pegylated products because they last longer in the body and therefore need to be administered less often to the patient, permitting a less frequent dosing schedule and enhancing efficacy. Because our competitors have advanced pegylation programs for their interferon alpha products, we may have difficulty marketing Infergen. Schering has commenced marketing its pegylated interferon alpha product, and we expect that Roche will commence marketing its pegylated interferon alpha product before the end of 2002. Since we do not expect to have a pegylated Infergen product ready to market until at least 2006, if at all, Infergen has a significant disadvantage with respect to the frequency of administration. In addition, both of these companies have obtained and will likely continue to obtain significant patent protection relating to their respective products.

Although we recently relaunched Amphotec, this product may not be commercially successful.

        We have recently relaunched Amphotec. However, market acceptance of and demand for Amphotec will depend largely on the following factors:

  •
  Acceptance by physicians of Amphotec as a safe and effective therapy for invasive aspergillosis:    Since Amphotec had been without promotion in the United States for at least the last three years, competitors have spent considerable time positioning Amphotec in an unfavorable light within the medical community as inferior due to more infusion-related side effects, including high levels of chills and fever, relative to some other liposomal formulations of amphotericin.

  •
  Pricing of alternative products:    Competitive products may be discounted by competitors to limit Amphotec's market penetration.

  •
  Prevalence and severity of adverse side effects associated with Amphotec:    The most frequent infusion-related events after initial dosages are chills and fever.

If we are unable to contract with third parties to manufacture our products in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for our products and may lose potential revenues.

        We do not have the resources, facilities or experience to manufacture any of our products or product candidates ourselves. Completion of our clinical trials and commercialization of our products requires access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes. We depend on third parties for the manufacture of our product candidates for preclinical and clinical purposes, and we rely on third parties with FDA-approved manufacturing facilities for the manufacture of our products for commercial purposes.

        Our manufacturing strategy for our products and product candidates also presents the following risks:

  •
  before we can obtain approval of any of our products or product candidates for the treatment of a particular disease, we must demonstrate to the FDA's satisfaction that the drug used in the clinical trials is comparable to the commercial drug;

  •
  delays in increasing manufacturing capacity to meet our needs for multiple clinical trials could delay clinical trials, regulatory submissions and commercialization of our product candidates;

  •
  manufacturers of our products are subject to ongoing periodic inspection by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards;

  •
  if we need to contract with other manufacturers, the FDA and foreign regulatory authorities must approve these manufacturers prior to our use or sale of their products. This would require new testing and compliance inspections. The new manufacturers would need to adopt existing manufacturing processes or develop comparable processes necessary for the production of our products;

  •
  our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand;

  •
  if market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties; and

  •
  we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

        Any of these factors could delay clinical trials or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

If we are unable to contract with third parties to manufacture Actimmune, Infergen or Amphotec in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for Actimmune, Infergen or Amphotec and may lose potential revenues.

        We recently transitioned from Genentech to Boehringer Ingelheim Austria GmbH for the manufacture of Actimmune. Under our supply agreement, Boehringer Ingelheim is required to supply commercially marketed Actimmune to us, subject to certain limits. If we do not receive sufficient quantities of commercial Actimmune from Boehringer Ingelheim, we may experience a shortage of commercial supply, which would have a material and adverse effect on our revenues, business and financial prospects. If we believe that Boehringer Ingelheim will be unable to meet our requirements for the manufacture of Actimmune, we may not seek a secondary source until Boehringer Ingelheim has indicated to us its inability or unwillingness to meet our requirements.

        Under our June 2001 agreement with Amgen by which we license Infergen, Amgen is obligated to manufacture and supply Infergen to us for our sales in the United States and Canada. These supply obligations will continue until such time as the manufacture of Infergen is transferred to a third party or to us, the license agreement terminates or January 1, 2015, whichever occurs first. We are obligated under the license agreement with Amgen to seek regulatory approval for any newly designed labels reflecting that we market the product in the United States and Canada.

        We presently have an agreement with Ben Venue Laboratories, Inc. for the manufacture of Amphotec for all purposes. The agreement with Ben Venue expires in March 2002. We are negotiating a new agreement with Ben Venue. If we are unable to negotiate a renewal of our current agreement with Ben Venue or a replacement agreement for the manufacture of Amphotec on commercially reasonable terms, we will experience a shortage of supply of Amphotec and decreased revenues, which would have an adverse effect on our revenues, business and financial prospects.

If the FDA limits the use of or withdraws its approval of our products for any disease for which they have been approved, we could no longer market our products for that disease, and our revenues would decline.

        The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose ongoing requirements for post-marketing studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. Our existing approvals for diseases, and any new approval for any other disease that we target, if granted, could be withdrawn for failure to comply with regulatory requirements. If approval for a disease is withdrawn, we could no longer market the affected product for that disease. In addition, governmental authorities could seize our inventory of such product, or force us to recall any product already in the market if we fail to comply with strictly enforced FDA or other governmental regulations.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

        The testing, marketing and sale of medical products entail an inherent risk of product liability. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

        We had 210 employees as of December 31, 2001, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including W. Scott Harkonen, our Chief Executive Officer, President and Chairman of our board of directors, as well as the other principal members of our management. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business and hinder the planned expansion of our business.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

        We believe that the net proceeds from this offering, existing cash, cash equivalents, short-term investments and cash flow from revenues will be sufficient to fund our operating expenses, debt obligations and capital requirements under our current business plan through at least the end of 2004. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We may need to spend more money than currently expected because we may need to change our product development plans or product offerings to address difficulties encountered in clinical studies or preparing for commercial sales for new diseases. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to execute our business plan.

If we continue to incur net losses for a period longer than we anticipate, we may be unable to continue our business.

        We have lost money since inception, and our accumulated deficit was approximately $80.9 million at September 30, 2001. We expect to incur substantial additional net losses for at least the next three to five years. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which our products may be marketed, and this expansion will require significant expenditures. To date, we have generated revenues primarily through the sale of Actimmune. After consideration of the direct costs of marketing Actimmune and royalties we must pay to Genentech on sales of Actimmune, we do not currently generate significant operating profits on those sales. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Other Risks

Our indebtedness and debt service obligations may adversely affect our cash flow.

        Our annual debt service obligations on our 5.75% convertible subordinated notes due 2006 are approximately $8.6 million per year in interest payments. We intend to fulfill our debt service obligations both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

        We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

        Our indebtedness could have significant additional negative consequences, including:

  •
  requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If a change in control occurs, we may be required to redeem our 5.75% convertible subordinated notes due 2006.

        If there is a change in control of our company, the holders of our 5.75% convertible subordinated notes due 2006 may require us to redeem some or all of the notes. Although the indenture governing the notes allows us in certain circumstances to pay the redemption price in shares of our common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered. There is no sinking fund for the notes.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their best interests and not necessarily those of other stockholders.

        As of January 31, 2002, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 47.3% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

We have implemented anti-takeover provisions which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.

        The existence of our stockholder rights plan and provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  •
  establish a classified board of directors so that not all members of our board may be elected at one time;

  •
  authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

  •
  limit who may call a special meeting of stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

        In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

        The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  •
  adverse results or delays in clinical trials;

  •
  failure to meet our publicly announced revenue projections;

  •
  actual or anticipated variations in quarterly operating results;

  •
  announcements of technological innovations;

  •
  our failure to commercialize additional FDA-approved products;

  •
  our decision not to initiate a planned clinical trial;

  •
  new products or services offered by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

  •
  issuances of debt or equity securities; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, and the Nasdaq National Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

Substantial sales of shares may impact the market price of our common stock.

        If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or conversion of our 5.75% convertible subordinated notes due 2006, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. As of January 31, 2002, we had 28,464,828 outstanding shares of common stock. Our directors, officers and certain of our stockholders, which hold in the aggregate 5,116,386 of these shares, have, subject to certain specified exceptions, agreed not to sell or offer to sell or otherwise dispose of such shares of common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated. However, one of our stockholders subject to this agreement may distribute up to 1,000,000 shares to its affiliates 60 days after the date of this prospectus supplement, after which these 1,000,000 shares would be freely tradeable by these affiliates. The remaining 23,348,442 outstanding shares of our common stock and the shares issuable upon conversion of our 5.75% convertible subordinated notes due 2006 are, and the shares sold in this offering will be, freely tradeable, except that shares held by our affiliates may generally only be sold subject to the volume and other limitations prescribed by Rule 144 or if they are registered under the Securities Act.

        We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In addition, some of the holders of common stock that are parties to our amended and restated investor rights agreement are entitled to registration rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents we have filed with the SEC that are included or incorporated by reference in this prospectus supplement contain forward-looking statements that do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals for our product development programs. These statements can often be identified by the use of forward-looking terminology such as "believe," "expect," "intend," "may," "will," "should," "would," "could," "plans" or "anticipate" or the negative of such terms or other similar terminology. These statements include, but are not limited to, statements regarding: our proposed clinical development efforts or product candidates; our plans regarding commercialization of our product candidates; use of the net proceeds from this offering; operating cash burn rates relating to us as a whole; sufficiency of our resources to fund our operating and capital requirements; and plans regarding agreements with third parties including collaborators and manufacturing or supply partners. The statements involve known and unknown risks and uncertainties and are based on various assumptions. Investors and prospective investors are cautioned that these statements are only projections. Any forward-looking statement is intended to speak only as of the date on which the statement is made.

        Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors." The factors set forth under "Risk Factors" and other cautionary statements made in this prospectus supplement should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of accuracy, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We caution readers not to place undue reliance on such statements. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock that we are offering will be approximately $94.0 million, after deducting estimated underwriters' discounts and commissions and estimated offering expenses, based on an assumed public offering price of $40.02 per share. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $108.3 million. We anticipate using the net proceeds from this offering for clinical development, commercialization of our existing products, working capital, in-licensing or acquisition of preclinical and development stage programs and FDA-approved products, investment in applied research and general corporate purposes.

        We will retain broad discretion over the use of the net proceeds of this offering. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We also might use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We are not currently planning any acquisition, and no portion of the net proceeds has been allocated for any specific acquisition.

        Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital shares. We currently intend to retain earnings, if any, to support the research and development of our business and do not anticipate paying cash dividends for the foreseeable future.

PRICE RANGE OF COMMON STOCK

        Our common stock has been traded on the Nasdaq National Market under the symbol "ITMN" since our initial public offering on March 24, 2000. As of January 31, 2002, there were 170 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported by the Nasdaq National Market:

	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 31, 2000
First Quarter (commencing March 24, 2000)	$25.00	$19.00
Second Quarter	44.00	12.13
Third Quarter	55.38	37.75
Fourth Quarter	54.19	39.50
	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 31, 2001
First Quarter	$42.25	$13.06
Second Quarter	40.53	15.94
Third Quarter	46.17	29.60
Fourth Quarter	51.99	36.49
	Price Range of Common Stock
	High	Low
Fiscal Year Ending December 31, 2002
First Quarter (through February 26, 2002)	$48.61	$38.45

        On February 26, 2002, the closing sale price for our common stock on the Nasdaq National Market was $40.02.

CAPITALIZATION

        The following table shows on an unaudited basis, as of September 30, 2001, our actual capitalization and our capitalization on an as adjusted basis to give effect to the sale of the 2,500,000 shares of common stock offered by us in this offering, based upon an assumed public offering price of $40.02 per share and after deducting estimated underwriters' discounts and commissions and estimated offering expenses. The outstanding share information, as of September 30, 2001, does not include 6,880,497 shares of common stock reserved for issuance upon exercise of options outstanding and conversion of our 5.75% convertible subordinated notes due 2006.

	As of September 30, 2001
	Actual	As Adjusted
	(Unaudited) (In Thousands, Except Share and Per Share Data)
Long-term obligations:
Convertible subordinated notes	$149,500	$149,500

Stockholders' equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding, actual, as adjusted	—	—
Common stock, $0.001 par value, 45,000,000 shares authorized; 28,285,548 shares issued and outstanding, actual; 30,785,548 shares issued and outstanding, as adjusted	28	31
Additional paid-in capital	370,079	464,123
Notes receivable from stockholder	(60)	(60)
Deferred stock compensation	(4,120)	(4,120)
Accumulated other comprehensive income	240	240
Accumulated deficit	(80,904)	(80,904)

Total stockholders' equity	285,263	379,310

Total capitalization	$434,763	$528,810

DILUTION

        Our net tangible book value as of September 30, 2001 was $254.0 million, or $8.98 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of September 30, 2001. Based on the sale by us of the 2,500,000 shares of common stock offered in this offering at an assumed public offering price of $40.02 per share and after deducting estimated underwriters' discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2001 would have been $348.1 million, or $11.31 per share of common stock. This represents an immediate increase in the net tangible book value of $2.33 per share to our existing stockholders and an immediate and substantial dilution in the net tangible book value of $28.71 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$40.02
Net tangible book value per share as of September 30, 2001	$8.98
Increase per share attributable to new investors	2.33

Net tangible book value per share after the offering		11.31

Dilution per share to new investors		$28.71

        The table and calculations above assume no exercise of outstanding options and no conversion of any of our 5.75% convertible subordinated notes due 2006. At September 30, 2001, there were 6,880,497 shares of common stock reserved for issuance upon exercise of outstanding options and conversion of our 5.75% convertible subordinated notes due 2006.

SELECTED FINANCIAL DATA

        The following statement of operations data for the period from February 25, 1998 (inception) to December 31, 1998 and for the two years ended December 31, 1999 and 2000 are derived from our audited financial statements appearing elsewhere in this prospectus supplement. The balance sheet data as of December 31, 1998 are derived from our audited financial statements not included in this prospectus supplement. The balance sheet data as of December 31, 1999 and 2000 are derived from our audited financial statements appearing elsewhere in this prospectus supplement. The financial data as of September 30, 2001 and for the nine-month periods ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus supplement. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2001. The following data should be read together with financial statements, related notes and other financial information included in this prospectus supplement.

		Year Ended December 31,		Nine Months Ended September 30,
	For the Period from February 25, 1998 (Inception) to December 31, 1998(1)
		1999	2000	2000	2001
				(Unaudited)
	(In Thousands, Except Per Share Data)
Statement of Operations Data:
Product sales:
Actimmune, net(2)	$—	$556	$11,201	$6,964	$22,513
Other	—	—	—	—	2,373

Total net product sales	—	556	11,201	6,964	24,886
Costs and expenses:
Cost of goods sold	—	240	4,990	3,397	10,514
Amortization of acquired product rights	—	—	1,777	1,777	3,990
Research and development	1,235	2,969	20,821	13,275	30,873
Selling, general and administrative	892	2,656	16,152	11,534	24,691
Acquired in-process research and development	4,000	1,094	—	—	5,400

Total costs and expenses	6,127	6,959	43,740	29,983	75,468
Loss from operations	(6,127)	(6,403)	(32,539)	(23,019)	(50,582)
Interest income	55	240	8,484	5,232	8,691
Interest expense	—	(186)	(191)	(161)	(2,346)

Net loss	$(6,072)	(6,349)	(24,246)	(17,948)	$(44,237)

Preferred stock accretion		(657)	(269)	(269)
Deemed dividend on redeemable preferred stock		—	(27,762)	(27,762)

Net loss applicable to common stockholders		$(7,006)	$(52,277)	$(45,979)

Basic and diluted net loss per common share		$(9.12)	$(3.05)	$(3.03)	$(1.80)

Weighted average shares used in computing historical basic and diluted net loss per common share		768	17,114	15,169	24,532

	As of December 31,
				As of September 30, 2001
	1998	1999	2000
				(Unaudited)
	(In Thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$4,720	$4,214	$194,520	$396,190
Working capital	4,181	1,222	194,706	390,307
Total assets	4,720	5,855	201,649	450,745
Redeemable convertible preferred stock	—	7,417	—	—
Convertible subordinated notes	—	—	—	149,500
Accumulated deficit	(6,072)	(12,421)	(36,667)	(80,904)
Total stockholders' equity (deficit)	4,181	(7,541)	195,801	285,263

(1)
We were a wholly owned subsidiary of Connetics Corporation until April 1999.
(2)
Does not include $4.8 million of Actimmune sales for the year ended December 31, 1999; $1.8 million of Actimmune sales for the year ended December 31, 2000; and $1.8 million of Actimmune sales for the nine months ended September 30, 2000. These sales were transacted for Connetics Corporation under a transition agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. Our three marketed products are Actimmune, Infergen and Amphotec. Actimmune is approved in the United States for two rare congenital disorders. We market Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis.

        In September 2001, we agreed to acquire the exclusive worldwide rights to develop, manufacture and commercialize oritavancin from Eli Lilly and Company. Oritavancin is a semi-synthetic glycopeptide antibiotic in development for the treatment of a broad range of resistant Gram-positive bacterial infections. In October 2001, we received approval by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Act and paid to Eli Lilly a license fee of $50.0 million. We will also pay Eli Lilly milestone fees upon achievement of various development milestones and royalties upon commercialization of the products. From March 2002 through March 2003, Eli Lilly has an option to reduce the agreed royalty percentages by our payment to Eli Lilly of $15.0 million. The license fee of $50.0 million will be expensed as acquired in-process research and development in the fourth quarter of 2001 since the oritavancin program is currently in clinical development, has not reached technological feasibility and has no foreseeable alternative future use.

        In September 2001, we entered into a license and collaboration agreement with Maxygen Holdings, Ltd., a wholly owned subsidiary of Maxygen, Inc., to develop and commercialize novel, next-generation interferon gamma products. We will fund optimization and development of the next-generation interferon gamma products, and retain exclusive worldwide commercialization rights for all human therapeutic indications. Payments to Maxygen could exceed $60.0 million for up-front license fees, full research funding, and development and commercialization milestone payments. In addition, Maxygen will receive royalties on product sales, if any.

        In June 2001, we entered into a licensing and commercialization agreement with Amgen Inc. to obtain an exclusive license in the United States and Canada to Infergen, and the rights to an early stage program to develop a pegylated form of Infergen for a total consideration of $29.0 million plus development milestones and royalties. Under the agreement, we also have the exclusive right to develop Infergen for other diseases in the United States and Canada. The in-process research and development program for pegylated Infergen is in its early stages, has not reached technological feasibility and has no foreseeable alternative future use. Based upon an independent appraisal completed in connection with the agreement, the fair value of the in-process research and development program for pegylated Infergen was $5.4 million. The remainder of the purchase price of $23.6 million was allocated to developed technology and will be amortized over ten years. We will evaluate our intangible assets for impairment on a regular basis. The valuation of in-process research and development was based on a discounted cash flow methodology and the estimates used in the valuation were based upon assumptions we believe to be reasonable but which are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from our assumptions.

        In May 2001, we entered into a joint development and commercialization agreement for Moli1901, a drug compound under development with MoliChem Medicines, Inc. We paid an upfront license fee of $1.5 million to MoliChem, which was charged to research and development expense, and we are obligated to pay MoliChem one-time payments on the achievement of certain milestones. The parties will jointly fund the development and commercialization of Moli1901 for all diseases worldwide, starting with cystic fibrosis, sharing profits on any resulting products in proportion to the parties' financial contribution to their development and commercialization. MoliChem will lead the development efforts and we will lead the commercialization efforts for Moli1901.

        In March 2001, we formed an international strategic partnership with Boehringer Ingelheim International GmbH to develop and commercialize interferon gamma-1b under Boehringer Ingelheim's trade name, Imukin, in all countries outside of the United States, Canada and Japan. Diseases covered by the agreement include idiopathic pulmonary fibrosis, tuberculosis, systemic fungal infections, chronic granulomatous disease, osteopetrosis and ovarian cancer, which was added as a disease in August 2001 by an amendment to the agreement. Under the agreement, we will fund and manage clinical and regulatory development of interferon gamma-1b for all diseases. Boehringer Ingelheim has an option to exclusively promote Imukin, and we may opt to promote the product where Boehringer Ingelheim does not do so. Furthermore, both companies will share in the profits from commercializing interferon gamma-1b through a specified royalty schedule.

        In January 2001, we acquired worldwide rights to Amphotec from ALZA Corporation. The transaction terms included an upfront license fee of $9.0 million, which has been capitalized, milestone payments based upon sales levels and the development of Amphotec in combination with Actimmune, and royalties payable upon net sales levels. Amphotec is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection.

        We have sustained losses on a quarterly and an annual basis since inception. As of September 30, 2001, we had an accumulated deficit of approximately $80.9 million. Our net losses from operations were $50.6 million for the nine-month period ended September 30, 2001, and $23.0 million for the same period in 2000. These losses resulted from significant costs incurred in the development and marketing of our products and acquired in-process research and development charges.

        Our expenses have consisted primarily of those incurred for research and development, sales and marketing and general and administrative costs associated with our operations. We expect that our research and development expenses will increase as we continue clinical development of our products and other expenses will increase as we expand our operations domestically and internationally. As a result, we expect to incur losses for the foreseeable future.

        We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including market acceptance of current or new products, patent conflicts, the introduction of new products by our competitors, the timing and extent of our research and development efforts, and the timing of significant orders. Our limited operating history makes accurate prediction of future operating results difficult or impossible.

Results of Operations

Comparison of Three Months Ended September 30, 2001 and 2000

        Product sales.    Total product sales were $11.3 million and $3.8 million for the three-month periods ended September 30, 2001 and 2000, respectively. The 2001 product sales represent sales of Actimmune and Infergen in the United States, and worldwide sales of Amphotec. The 2000 product sales consist only of sales of Actimmune in the United States for the period.

        Cost of goods sold.    Cost of goods sold increased to $3.9 million from $1.5 million for the three-month periods ended September 30, 2001 and 2000, respectively, as a result of increased product sales. Cost of goods sold includes manufacturing costs, royalties and distribution costs associated with our revenues.

        Amortization of acquired product rights.    We recorded amortization of acquired product rights of $0.8 million and $0.6 million for the three-month periods ended September 30, 2001 and 2000, respectively. The charge in 2001 principally related to Amphotec and Infergen product rights acquired in 2001. The charge in 2000 related to rights acquired from Connetics Corporation in June 2000 for all Actimmune revenues and related expenses.

        Research and development expenses.    Research and development expenses increased by $8.4 million or 162%, to $13.6 million for the three-month period ended September 30, 2001, compared to $5.2 million for the three-month period ended September 30, 2000. The increase was due primarily to increased costs for clinical trial expenses for Actimmune in new disease indications, a license fee paid to Maxygen Holdings Ltd. to develop and commercialize novel, next-generation interferon gamma products and increased staffing and related expenses necessary to manage the expansion of our operations. We expect research and development expenses to increase significantly over the next several years.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $9.9 million and $4.5 million for the three-month periods ended September 30, 2001 and 2000, respectively, representing an increase of 119%. This increase is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our sales and administrative staff, increased marketing and selling expenses for our products in their approved diseases and the expenses associated with the expansion of our operations worldwide.

        Interest income.    Interest income increased to $3.9 million for the three-month period ended September 30, 2001, compared to $2.5 million for the three-month period ended September 30, 2000. The increase in interest income was due to an increase in funds available for investments as a result of completing debt and equity financings in July 2001.

        Interest expense.    Interest expense was $2.3 million for the three-month period ended September 30, 2001 compared to $27,000 for the three-month period ended September 30, 2000. The increase in interest expense in 2001 was primarily due to the issuance of $149.5 million aggregate principal amount of 5.75% convertible subordinated notes issued in July 2001.

Comparison of Nine Months Ended September 30, 2001 and 2000

        Product sales.    Total product sales were $24.9 million and $7.0 million for the nine-month periods ended September 30, 2001 and 2000, respectively. The product sales in 2001 represent sales of Actimmune in the United States for the period, worldwide sales of Amphotec for the period from January 5, 2001 (the date we acquired the marketing rights to Amphotec) and sales of Infergen in the United States for the period from June 15, 2001 (the date we acquired the marketing rights to Infergen). The product sales in 2000 represent sales of Actimmune related to a supply arrangement outside the United States up to March 31, 2000, and thereafter, all sales of Actimmune under this supply arrangement and in the United States. Sales for the three-month period ended March 31, 2000 were transacted for Connetics Corporation under a transition agreement that was subsequently terminated. The transition agreement established an annual contractual baseline for Actimmune sales. Sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, which was zero, and we paid to Connetics any amounts in excess of net revenues less costs to produce and market.

        Cost of goods sold.    Cost of goods sold were $10.5 million and $3.4 million for the nine-month periods ended September 30, 2001 and 2000, respectively. Cost of goods sold includes manufacturing costs, royalties and distribution costs associated with our revenues.

        Amortization of acquired product rights.    We recorded amortization of acquired product rights of $4.0 million and $1.8 million for the nine-month periods ended September 30, 2001 and 2000, respectively. Effective April 1, 2000, we purchased remaining rights to Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights is expensed based upon product units shipped under the previous contractual unit baseline through March 31, 2001. This amounted to $2.6 million and $1.8 million for the nine-month periods ended September 30, 2001 and 2000, respectively. In addition, we recognized a total of $1.4 million for the amortization of other acquired product rights for the nine-month period ended September 30, 2001.

        Research and development expenses.    Research and development expenses increased by $17.6 million or 133%, to $30.9 million for the nine-month period ended September 30, 2001, compared to $13.3 million for the nine-month period ended September 30, 2000. The increase was due primarily to increased costs for clinical trial expenses for Actimmune in new disease indications, a license fee paid to Maxygen Holdings Ltd to develop and commercialize novel next-generation interferon gamma products, a license fee paid to Molichem Medicines and increased staffing and related expenses necessary to manage the expansion of our operations. We expect research and development expenses to increase significantly over the next several years.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $24.7 million and $11.5 million for the nine-month periods ended September 30, 2001 and 2000, respectively, representing an increase of 114%. This increase is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our sales and administrative staff, increased marketing and selling expenses for our products in their approved diseases and the expenses associated with the expansion of our operations worldwide.

        Acquired in-process research and development.    We recorded a one-time charge for acquired in-process research and development of $5.4 million for the nine-month period ended September 30, 2001. In June 2001, we entered into a licensing and commercialization agreement with Amgen Inc. to obtain an exclusive license in the United States and Canada to Infergen (a therapeutic approved by the FDA for the treatment of hepatitis C infections), and the rights to an early stage program to develop a pegylated form of Infergen for a total consideration of $29 million, plus development milestones and royalties. Under the agreement, we also have the exclusive right to clinically develop Infergen for other indications in the United States and Canada. We do not expect the pegylated Infergen program, which is currently in its early stages (approximately 10% completed), to reach the FDA approval stage until 2006 at the earliest, if at all. Based upon an independent appraisal, the fair value of the in-process research and development program for pegylated Infergen was $5.4 million. The remainder of the purchase price of $23.6 million was allocated to developed technology and will be amortized over ten years. We will evaluate our intangible assets for impairment on a regular basis.

        The value assigned to acquired in-process research and development was determined by estimating the costs to develop Amgen's purchased in-process research and development into a commercially viable product, currently estimated to be approximately $56 million including development milestones, estimating the resulting net cash flows from the project and discounting the net cash flows to their present value. A discount rate of 33% was used for valuing the in-process research and development and is intended to be commensurate with the risk of the program, our corporate maturity and the uncertainties in the economic estimates described above. However, there is risk associated with the completion of this project, which includes the inherent difficulties and uncertainties of an early stage drug development program, such as lack of efficacy and inability to obtain FDA approval, as well as risks related to intellectual property and the impact of potential changes in future target markets. There is no assurance that the project will meet either technological or commercial success. The technology under development has no foreseeable alternative future use.

        The estimates we used in valuing in-process research and development were based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results.

        Interest income.    Interest income increased to $8.7 million for the nine-month period ended September 30, 2001, compared to $5.2 million for the same period in 2000. The increase in interest income was due to an increase in the average funds available for investments generated from debt and equity financing activities in July 2001.

        Interest expense.    Interest expense increased to $2.3 million for the nine-month period ended September 30, 2001, compared to $161,000 for the nine-month period ended September 30, 2000. The increase in interest expense in 2001 was primarily due to the issuance of $149.5 million aggregate principal amount of 5.75% convertible subordinated notes issued in July 2001.

        Deemed dividend on redeemable preferred stock.    We recorded a deemed dividend of $27.8 million in January 2000 upon the issuance of 4,966,361 shares of Series B redeemable preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock as of January 2000 and determined it to be $12.60 to $14.40 per share. Accordingly, the incremental fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid in capital of $27.8 million without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the nine-month period ended September 30, 2000.

Comparison of Years Ended December 31, 2000 and 1999

        Product sales.    Total product sales were $11.2 million and $556,000 for the years ended December 31, 2000 and 1999, respectively. The product sales in 1999 represented our portion of Actimmune sales that exceeded the annual contractual baseline established with Connetics in effect at that time. On June 27, 2000, we terminated the annual baseline agreement with Connetics for Actimmune sales below a contractual baseline. Beginning with the three-month period ended June 30, 2000, our product sales reflect all sales for Actimmune.The revenues in 2000 represent all sales from April 1, 2000 to December 31, 2000 of Actimmune in the United States and sales outside the United States related to a supply arrangement. For all of 1999 and the three-month period ended March 31, 2000, sales transacted for Connetics below the annual contractual baseline were recorded on a net basis, and any amounts in excess of net revenues less costs to produce and market were paid to Connetics.

        Cost of goods sold.    Cost of goods sold were $5.0 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. Cost of goods sold includes all product cost of goods sold including manufacturing costs, royalties and distribution costs associated with our revenues. The increase in 2000 was due entirely to costs associated with increased product sales volumes.

        Amortization of acquired product rights.    We recorded amortization of acquired product rights of $1.8 million and $0 for the years ended December 31, 2000 and 1999, respectively. On June 27, 2000, we purchased rights to all of the Actimmune revenues and related expenses that we had previously transacted for Connetics. The amortization of those rights is expensed based upon product units shipped under the previous contractual unit baseline for the year 2000.

        Research and development expenses.    Research and development expenses were $20.8 million and $3.0 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 601% or $17.8 million. Of the increased costs in the year 2000, a total of $4.2 million is related to non-cash stock-based compensation and the amortization of deferred stock compensation. The remaining increase in 2000 was due primarily to increased costs for clinical trial expenses for Actimmune in new diseases and the expenses associated with our transfer of Actimmune to an additional manufacturing facility. These costs have been recorded as research and development expenses as the new facility is not yet operational. We expect research and development expenses to increase significantly over the next several years.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $16.2 million and $2.7 million for the years ended December 31, 2000 and 1999, respectively, representing an increase of 508% or $13.5 million. Of the increased costs in 2000, a total of $4.0 million is related to the amortization of deferred stock compensation. The remaining increase in 2000 is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations.

        Acquired in-process research and development expenses.    Acquired in-process research and development expenses were $0 and $1.1 million for the years ended December 31, 2000 and 1999, respectively. The amount paid in 1999 was for the acquisition of additional development rights for Actimmune from Genentech.

        Interest income.    Interest income totaled $8.5 million and $240,000 for the years ended December 31, 2000 and 1999, respectively. The increase in interest income in 2000 was a result of increased cash available for investments as a result of the private and public financing activities during the year.

        Interest expense.    Interest expense totaled $191,000 and $186,000 for the years ended December 31, 2000 and 1999, respectively. The amount in 2000 is imputed interest on the obligations to Connetics. Interest expense in 1999 was primarily due to the royalty obligations owed to Genentech that were paid off in full upon the close of our initial public offering in March 2000.

        Deemed dividend on redeemable preferred stock.    We recorded a deemed dividend of $27.8 million in January 2000 upon the issuance of 4,966,361 shares of Series B redeemable convertible preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock and determined it to be $12.60 per share. Accordingly, the aggregate proceeds of $27.8 million fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid-in capital of $27.8 million, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 31, 2000.

        Provision for income taxes.    Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the years ended December 31, 2000 and 1999.

        As of December 31, 2000, we had federal net operating loss carryforwards of approximately $22.0 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2020, if not utilized. Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Liquidity and Capital Resources

        We have financed our operations to date primarily through proceeds from private and public equity financings, the issuance of convertible subordinated notes and sales of our products. At September 30, 2001, we had available cash, cash equivalents and available-for-sale securities of $396.2 million. Our cash reserves are held in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and return. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

        Cash used in operations for the nine-month periods ended September 30, 2001 and 2000 was $30.1 million and $17.9 million, respectively. The increase in cash used in operations was principally due to an increase in the net loss in 2001, offset by an increase in non-cash charges, amortization of acquired product rights acquired in 2001, a one time in-process research and development charge of $5.4 million and a net increase in operating assets and liabilities. The net increase in operating assets and liabilities in 2001 was comprised of an increase in accounts receivable due to increased product sales, an increase in inventories from the acquisition of two products during 2001, an increase in restricted cash in the form of a letter of credit required for our new headquarters facility, an increase in other assets and prepaid expenses, an increase in accounts payable and an increase in other accrued liabilities, principally comprised of increases in accrued payroll, accrued interest on our 5.75% convertible subordinated notes and an amount owed to Amgen for the acquisition of Infergen.

        Investing activities provided $18.9 million in cash during the nine-month period ended September 30, 2001, due in part to sales of $281.7 million of short-term investments, offset by $220.6 million of short term investment purchases, purchases of property and equipment of $6.3 million primarily for our new headquarters and $36.0 million used on the acquisition of product rights for Amphotec and Infergen.

        Cash provided by financing activities of $273.9 million for the nine months ended September 30, 2001 included $129.5 million received from the issuance of common stock in an equity offering and stock option exercises and $144.4 million net proceeds received from the issuance of our 5.75% convertible subordinated notes.

        In October 2001, we paid $50.0 million to Eli Lilly and Company upon the closing of the transaction in which we acquired the rights to oritavancin.

        We believe the net proceeds of this offering, existing cash, cash equivalents, short-term investments and cash flows from revenues will be sufficient to fund our operating expenses, debt obligations and capital requirements under our current business plan through at least the end of 2004. However, our capital requirements may increase in future periods. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings, and additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders.

Quantitative and Qualitative Disclosures about Market Risk

        Our exposure to market risk is confined to our cash and investments. We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in market rates would have a significant negative impact on the value of our investment portfolio.

        The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than one year.

        The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio:

	2001	2002	2003	2004	2004	2006	Total	Fair Value at September 30, 2001
	(Dollars in Millions)
Assets:
Available-for-sale securities	$338.3	$54.0	—	—	—	—	$392.3	$393.6
Average interest rate	2.2%	3.4%	—	—	—	—	—	—
Liabilities:
5.75% convertible subordinated notes due 2006	—	—	—	—	—	$149.5	$149.5	$181.5
Average interest rate	—	—	—	—	—	5.75%	—	—

        We make certain payments for goods and services in foreign currencies, predominantly the Euro. We also have foreign subsidiaries for which activities to date have been negligible. We do not believe that we currently have significant exposure to foreign currency exchange rate risks, and we do not use derivative financial instruments to mitigate this exposure.

BUSINESS

Overview

        We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets.

        Our three marketed products are Actimmune, Infergen and Amphotec. Actimmune is approved in the United States for two rare congenital disorders. We market Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis. Our total product revenues increased 257% to $40.0 million for the year ended December 31, 2001 from $11.2 million for the year ended December 31, 2000.

        We have three products in development that we believe target significant market opportunities:

  •
  Actimmune, for the treatment of idiopathic pulmonary fibrosis, a life-threatening lung condition characterized by progressive scarring, or fibrosis, of the lungs; we estimate that the maximum U.S. market opportunity for the treatment of idiopathic pulmonary fibrosis is $2.5 billion per year;

  •
  oritavancin, for the treatment of Gram-positive bacterial infections, a major cause of bloodstream and skin infections; we estimate that the maximum worldwide market opportunity for the treatment of Gram-positive bacterial infections is $3.5 billion per year; and

  •
  PEG-Infergen, for the treatment of chronic hepatitis C infections; we estimate that the maximum U.S. market opportunity for the treatment of chronic hepatitis C infections will be $3.0 billion per year by 2006.

        We plan to independently develop and commercialize Actimmune for multiple diseases in the United States, Canada and Japan. The active ingredient of Actimmune is interferon gamma-1b. Through our strategic partnership with Boehringer Ingelheim International GmbH, we plan to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, for multiple diseases in Europe and other major markets.

        We are pursuing the following product development programs:

Program	Clinical Status
ACTIMMUNE
Idiopathic pulmonary fibrosis	Phase III trial ongoing
Cancer
• Ovarian	Phase III trial ongoing
• Non-Hodgkin's lymphoma	Phase II trial planned to commence in 2002
Systemic fungal infections
• Cryptococcal meningitis	Phase III trial planned to commence in 2002
• Invasive aspergillosis	Phase II trial planned to commence in 2002
Liver fibrosis	Phase II trial ongoing
Mycobacterial infections
• Atypical mycobacterial infections	Phase II trial ongoing
Cystic fibrosis	Phase II trial ongoing
NEXT-GENERATION INTERFERON GAMMA	Preclinical studies
ORITAVANCIN
Complicated skin and skin-structure infections	Phase III trial ongoing
Nosocomial pneumonia	Two Phase III trials planned to commence in 2002
Bacteremia	Phase II trial ongoing

INFERGEN
Chronic hepatitis C infections	Multiple Phase IV trials ongoing and planned to commence in 2002
PEG-INFERGEN
Chronic hepatitis C infections	Preclinical studies
MOLI1901 (Duramycin)
Cystic fibrosis	Phase I trial ongoing
PA MONOCLONAL ANTIBODY
Pseudomonas aeruginosa infection	Preclinical studies

Our Strategy

        Our objective is to become a leading global biopharmaceutical company. We intend to grow our product revenues by capitalizing on the opportunities presented by our marketed products and by developing and commercializing new products. The key elements of our strategy for achieving these objectives include:

        Increase sales of marketed products.    In 2001, our total product revenues increased 257% to $40.0 million from $11.2 million for the year ended December 31, 2000, including sales of Actimmune in 2001 of $36.3 million. We plan to continue to increase sales by heightening awareness of Actimmune through physician education, including speaker programs, medical symposia and continuing medical education programs, and through our field specialists. Actimmune is approved by the FDA for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. Available clinical data and publications reviewing the clinical data, including The New England Journal of Medicine, indicate the potential effectiveness of Actimmune for additional diseases, such as idiopathic pulmonary fibrosis. The increased sales of Actimmune in 2001 resulted in part from physicians prescribing Actimmune for the treatment of idiopathic pulmonary fibrosis and other diseases, and we expect that our future sales may increase due to this physician practice.

        We believe that our strategic partnership with Boehringer Ingelheim to develop and commercialize Imukin, Boehringer Ingelheim's tradename for interferon gamma-1b, outside the United States, Canada and Japan has the potential to provide us with royalty revenues. In January 2002, we announced the relaunch of Infergen for the treatment of chronic hepatitis C infections. We believe that the unmet need for effective, chronic hepatitis C infection treatments provides a significant opportunity for revenue growth. We recently commenced marketing of Amphotec, which may also contribute to our revenue growth.

        Expand our sales and marketing organization to serve pulmonologists, gastroenterologists and oncologists.    We are developing a sales and marketing organization to support the approximately 6,000 pulmonologists, 4,000 gastroenterologists who treat liver disease and 7,000 oncologists practicing in the United States. Pulmonologists are physicians who generally treat idiopathic pulmonary fibrosis; gastroenterologists are physicians who treat diseases of the liver including hepatitis C infections; and oncologists are physicians who generally treat cancer. We believe that a focused marketing organization and a specialized sales force can effectively serve these physicians, who are primarily hospital based and concentrated in major metropolitan areas. In January 2002, we expanded the number of our field specialists from 60 to 108.

        Expand the number of diseases for which the FDA approves Actimmune and Infergen for treatment, and obtain FDA approval of oritavancin and PEG-Infergen.    We plan to develop Actimmune, oritavancin and Infergen for a number of diseases where preclinical studies and clinical trials have shown evidence that they are potentially effective treatments. Some of the diseases for which Actimmune has demonstrated therapeutic activity include idiopathic pulmonary fibrosis, ovarian cancer, systemic fungal infections, liver fibrosis and mycobacterial infections. We believe that the risks and time required to obtain FDA approval of Actimmune for new diseases may be reduced because of its established safety profile. We also believe that the life-threatening nature of some of the diseases that we intend to treat may help us obtain accelerated, or fast track, designation for Actimmune for some of these diseases. We recently obtained fast track designation from the FDA for

Actimmune in the treatment of idiopathic pulmonary fibrosis. Infergen has development potential in additional therapies for hepatitis C infections and additional diseases, such as hepatitis B infections and cancer. We believe that PEG-Infergen has significant potential to compete with other pegylated treatments for chronic hepatitis C infections. In addition, oritavancin has development potential for Gram-positive bacterial infections, including strains resistant to many antibiotics.

        Continue to in-license or acquire preclinical and development-stage programs and FDA-approved products.    We plan to continue to in-license and acquire rights to additional programs and products, especially those for the treatment of life-threatening pulmonary and infectious diseases and cancer. To date, we have in-licensed or acquired rights to Actimmune, oritavancin, Infergen, Amphotec, Moli1901 and our pseudomonas aeruginosa monoclonal antibody program. We believe that our development expertise and focus, as well as our financial and commercial resources, will provide us with significant opportunities to continue to in-license or acquire and develop additional products and programs from pharmaceutical and biotechnology companies, as well as from research and academic institutions.

        Invest in applied research to help us develop new products and bring them to market.    We are developing an internal applied research group focused on the preclinical development of compounds that are 6 to 24 months from human testing. The applied research group will seek to validate early stage product candidates, characterize and optimize compounds and advance them to clinical development. In addition, this group will explore additional formulations and mechanisms of action to enable us to further develop our marketed and late-stage products. We are building basic biology and chemistry labs, forming a scientific advisory board and continuing to add significant personnel with research expertise.

Actimmune

        Our lead product, Actimmune, is approved by the FDA for the treatment of two rare congenital disorders: chronic granulomatous disease and severe, malignant osteopetrosis. We believe that our most significant near-term opportunity is for Actimmune in the treatment of idiopathic pulmonary fibrosis, which we estimate to afflict approximately 50,000 persons in the United States. We are conducting a Phase III pivotal clinical trial to test the efficacy of Actimmune for the treatment of this disease. We are also conducting or planning additional clinical trials of Actimmune for the treatment of ovarian cancer, non-Hodgkin's lymphoma, cryptococcal meningitis, invasive aspergillosis, liver fibrosis, atypical mycobacterial infections and cystic fibrosis. We have rights to develop and commercialize Actimmune for a broad range of diseases in the United States, Canada and Japan, and we are collaborating with Boehringer Ingelheim, which has similar rights in Europe and the rest of the world, to develop and commercialize Imukin. See "—License and Other Agreements."

        The active ingredient in Actimmune is interferon gamma-1b. Interferons, such as interferon gamma-1b, are members of two families of related proteins that are secreted by a variety of cells in the body. Interferon alpha and interferon beta, which are included in one family, have been approved by the FDA and other regulatory authorities and are currently marketed for the treatment of diseases such as hepatitis B infections, chronic hepatitis C infections and multiple sclerosis. However, interferon alpha and interferon beta are associated with serious adverse side effects that may result in discontinuation of therapy. Interferon gamma, which is included in a separate family of interferons, is biologically distinct from interferon alpha and interferon beta. Interferon gamma has a superior safety profile as compared to interferon alpha and interferon beta because it results in fewer and less severe adverse side effects.

        Actimmune performs two important activities in the human body. First, Actimmune regulates the activity of the body's scar-forming cells, called fibroblasts. Actimmune directly blocks the multiplication of fibroblasts and also inhibits the production and action of TGF-beta, a potent scar-inducing molecule. The result of these actions is the prevention of excessive scarring, which is known as anti-fibrotic activity. The anti-fibrotic activity of Actimmune has been demonstrated in both preclinical studies and in clinical trials. For example, we are pursuing our Phase III pivotal clinical trial using Actimmune for the treatment of idiopathic pulmonary fibrosis because prior clinical trials have demonstrated its anti-fibrotic activity.

        Actimmune's second important activity in the body is to activate the immune system by stimulating a class of immune cells known as macrophages. This action results in increased killing and removal of infectious organisms, such as bacteria and fungi. We believe that interferon gamma-1b may have the broadest range of therapeutic activity in bacterial and fungal diseases of any protein yet identified. This activity enhances the body's ability to fight infection and is the reason we are developing Actimmune for use in the treatment of infectious diseases.

        Chronic granulomatous disease.    Actimmune is currently approved for the treatment of chronic granulomatous disease, a life-threatening congenital disorder that causes patients, mainly children, to be vulnerable to severe, recurrent bacterial and fungal infections. This results in frequent and prolonged hospitalizations and commonly results in death. In 1990, Actimmune was approved by the FDA for the treatment of chronic granulomatous disease based on its ability to reduce the frequency and severity of serious infections associated with this disease. In clinical trials, patients treated with Actimmune had 67% fewer disease-related infections and hospitalizations compared to the placebo group.

        There are approximately 400 patients with chronic granulomatous disease in the United States, and Actimmune is the only FDA-approved drug for the disease. Based on the indicated dosage levels of 100 micrograms of Actimmune three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that chronic granulomatous disease represents a maximum market opportunity of approximately $10 million per year in the United States for Actimmune.

        Severe, malignant osteopetrosis.    Actimmune is approved for the treatment of severe, malignant osteopetrosis, a life-threatening, congenital disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. In February 2000, the FDA approved Actimmune for the treatment of severe, malignant osteopetrosis. Severe, malignant osteopetrosis primarily affects children, and Actimmune is the only FDA-approved drug for this disease.

        We estimate that there are approximately 400 patients with severe, malignant osteopetrosis in the United States for whom treatment with Actimmune may be appropriate. Based on the indicated dosage levels of 100 micrograms of Actimmune three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that severe, malignant osteopetrosis represents a maximum market opportunity of approximately $10 million per year in the United States for Actimmune.

        Idiopathic pulmonary fibrosis.    Idiopathic pulmonary fibrosis is a disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to their deterioration and destruction. The cause of idiopathic pulmonary fibrosis is unknown, and currently there is no effective treatment. The prognosis is poor for patients with idiopathic pulmonary fibrosis, which occurs primarily in persons 40 to 70 years old. Most patients die from progressive loss of lung function, which leads to suffocation. The median life span for patients suffering from idiopathic pulmonary fibrosis is approximately three to five years from the time of diagnosis.

        Treatment options for idiopathic pulmonary fibrosis are limited and only minimally effective. Approximately 70% to 80% of patients with idiopathic pulmonary fibrosis do not respond to any currently available drug therapy. Attempted drug therapies include high dose corticosteroids and anti-cancer drugs, both of which are minimally effective and may result in significant adverse side effects. For these reasons, treatment with corticosteroids and anti-cancer drugs is not recommended for all patients with idiopathic pulmonary fibrosis. As a last resort, a small percentage of patients undergo lung transplantation, but donors are limited, and many patients die while awaiting a transplant.

        Our Phase III pivotal clinical trial.    We are conducting a Phase III pivotal clinical trial of Actimmune for the treatment of patients with documented idiopathic pulmonary fibrosis who have not responded to previous treatment with corticosteroids and who have evidence of deteriorating lung function. Our clinical trial includes 330 patients, and based on our anticipated timeline, we currently expect to disclose results of the trial by November 2002. The clinical trial compares patients who receive 200 micrograms of Actimmune in combination with corticosteroids three times a week to a control group that receives corticosteroids alone. Outcomes will include several measures of lung function, including lung capacity, blood oxygen levels and several measures of quality of life. In January 2002, based on a one-time, pre-specified sample-size analysis, the data safety monitoring board for this clinical trial recommended that we maintain the number of patients in the trial at 330. Since entering into our strategic relationship with Boehringer Ingelheim, we have expanded this clinical trial to include sites in Europe that may be used to facilitate regulatory approval of Imukin for the treatment of idiopathic pulmonary fibrosis in Europe. The life-threatening nature of idiopathic pulmonary fibrosis helped us obtain fast track designation from the FDA for Actimmune in the treatment of idiopathic pulmonary fibrosis.

        Prior clinical trials of interferon gamma-1b in the treatment of idiopathic pulmonary fibrosis.    Our Phase III pivotal clinical trial follows two earlier clinical trials conducted by independent investigators who tested interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis. The results of these earlier clinical trials demonstrated that interferon gamma-1b can be safely administered with minimal adverse side effects and can halt and reverse the deterioration in lung function in patients.

        The results of one of these clinical trials, a Phase II clinical trial published in October 1999 in The New England Journal of Medicine, demonstrated at a statistically significant level that interferon gamma-1b may be effective in the treatment of idiopathic pulmonary fibrosis. Investigators at the University of Vienna Medical School conducted the clinical trial with 18 patients who had not responded to treatment with corticosteroids or anti-cancer agents. Nine patients were treated for 12 months with oral prednisolone, a corticosteroid, and nine patients were treated with a combination of interferon gamma-1b and prednisolone.

        Lung function, as measured by total lung capacity and blood oxygen levels, deteriorated in all nine patients in the group given prednisolone alone. Total lung capacity decreased from a mean of 66% at the start of the trial to 62% after 12 months. In contrast, in the group receiving interferon gamma-1b plus prednisolone, total lung capacity increased from a mean of 70% at the start of the trial to 79% after 12 months. Similarly, in the nine patients in the group given prednisolone alone, blood oxygen levels of patients at rest decreased from a mean of 65% at the start of the trial to 62% after 12 months. In the group receiving interferon gamma-1b plus prednisolone, blood oxygen levels of patients at rest increased from a mean of 65% at the start of the trial to 76% after 12 months. Both of these results are statistically significant, each with a p value of less than 0.001. This means that, applying widely used statistical methods, the chance that these results occurred by accident is less than 1 in 1,000. All patients treated with interferon gamma-1b plus prednisolone exhibited improved pulmonary function for the trial period of 12 months. In contrast, patients receiving treatment with prednisolone alone showed gradual impairment of their pulmonary function, and two of them died following the 12-month clinical trial. Experts in the United States reanalyzed these results and confirmed their statistical significance in a medical monograph published in August 2000 by the American Thoracic Society.

        The Phase II clinical trial results confirmed the observations of an initial clinical trial in patients, or a Phase I/II clinical trial, by the same investigators. In this initial clinical trial, the investigators tested safety and dosing of interferon gamma-1b in combination with prednisolone for the treatment of idiopathic pulmonary fibrosis in 30 patients. The clinical data showed that all of the ten patients who received 200 micrograms of interferon gamma-1b in combination with prednisolone three times a week demonstrated overall improvement in lung function. In the ten patients that received 100 micrograms of interferon gamma-1b in combination with prednisolone three times a week, four showed improvement. Of the ten patients in the control group, who were treated with prednisolone and not interferon gamma-1b, all continued to deteriorate. Overall, the investigators concluded that patients who received interferon gamma-1b in combination with prednisolone showed significant improvement in lung function compared to the control group that received prednisolone alone.

        Idiopathic pulmonary fibrosis market.    We believe that there are approximately 50,000 patients with idiopathic pulmonary fibrosis in the United States. Based on the expected dosing level of 200 micrograms of Actimmune three times per week, the treatment protocol for idiopathic pulmonary fibrosis patients and the current pricing for Actimmune, we estimate that the annual cost per patient would be approximately $50,000. Assuming this treatment regimen, we believe that idiopathic pulmonary fibrosis represents a maximum market opportunity of approximately $2.5 billion per year in the United States for Actimmune. In addition, if Actimmune is approved to treat idiopathic pulmonary fibrosis, it may also have potential to treat some other forms of pulmonary fibrosis, including fibrosis caused by sarcoidosis, radiation, some environmental exposures and connective tissue diseases such as scleroderma.

        Ovarian cancer.    Ovarian cancer is the third most common cancer in women, afflicting approximately 105,000 women and causing approximately 14,000 deaths in the United States per year. We believe that approximately 25,000 new cases are diagnosed annually in the United States. Current treatment with chemotherapy is suboptimal, with a five-year survival rate of only 44%. Interferon gamma-1b has been shown to be directly toxic to ovarian cancer cells and to stimulate the body's immune system to enhance the removal of cancer cells. A European study of 148 women published in the March 2000 issue of The British Journal of Cancer showed that the addition of interferon gamma-1b to chemotherapy increased the time to disease progression from an average of 17 months to 48 months. The complete, but not necessarily permanent, disappearance of cancerous tumors was seen in 68% of women receiving interferon gamma-1b in combination with chemotherapy compared to 56% of women receiving chemotherapy alone. In January 2002, we began enrolling patients into our Phase III pivotal clinical trial of Actimmune in combination with carboplatin and paclitaxel for the treatment of ovarian cancer.

        Non-Hodgkin's lymphoma.    Non-Hodgkin's lymphoma, a group of cancers that affect the lymph system, afflicts approximately 285,000 patients in the United States and is the sixth most common cancer and the fifth most common cause of cancer death in the United States. Treatment with standard anti-cancer drugs is often ineffective and results in a high percentage of patients with relapsed or refractory disease. Rituxan, a drug developed and co-promoted by Genentech, Inc. and IDEC Pharmaceuticals Corporation, is the current standard of care for the treatment of relapsed or refractory, low-grade or follicular, B-cell non-Hodgkin's lymphoma, which affects approximately 75,000 patients in the United States. Rituxan works by binding to CD20 receptors, which are over-abundant on non-Hodgkin's lymphoma cells, and by attracting immune-effector cells that kill the cancer cells by a process called antibody dependent cellular cytotoxicity. Several preclinical studies have found that interferon gamma-1b increases the number of CD20 receptors on cancer cells and increases the activity of the antibody dependent cellular cytotoxicity process. Based on these studies, we believe that the addition of Actimmune to Rituxan therapy may enhance the elimination of cancer cells. During 2002, we plan to initiate a Phase II clinical trial of Actimmune in combination with Rituxan for the treatment of relapsed or refractory, low-grade or follicular, B-cell non-Hodgkin's lymphoma.

        Systemic fungal infections.    Systemic fungal infections are life-threatening diseases caused by various fungi that attack patients with weakened immune systems. Two systemic fungal infections that we are targeting are invasive aspergillosis, a systemic fungal infection that occurs in people with suppressed or deficient immune function, and cryptococcal meningitis, an infection of the lining of the brain. Currently available therapies for these infections are often ineffective and may result in serious adverse side effects. Mortality from systemic fungal infections remains high. There are approximately 200,000 patients diagnosed with systemic fungal infections in the United States each year. There is a clear need for new, effective and less toxic drugs to treat them. Recent research results support the potential benefit of combining Actimmune with conventional antifungal therapy, such as amphotericin B, in the treatment of several of the most prevalent types of systemic fungal infections. Because Actimmune works by acting directly on the immune system, we believe that new antifungal agents will also have greater efficacy when combined with Actimmune.

        We conducted a Phase II clinical trial designed to determine dose and efficacy of Actimmune in combination with amphotericin B for the treatment of cryptococcal meningitis. The current standard of care is treatment with amphotericin B followed by fluconazole. In December 2001, we announced positive results from this clinical trial. The addition of Actimmune to the standard regimen showed a strong trend toward more rapid clearance of cryptococcus fungus from cerebral spinal fluid, when compared with conventional anti-fungal therapy alone. After two weeks of treatment, fungal cultures in the cerebral spinal fluid were negative in 38% of patients who received Actimmune as adjunctive therapy as compared to 18% of placebo recipients. Accordingly, we plan to accelerate the development of Actimmune through a Phase III clinical trial in cryptococcal meningitis and additional Phase II clinical trials in other types of systemic fungal infections, such as invasive aspergillosis, for which we plan to commence a Phase II clinical trial in 2002.

        Liver fibrosis.    Liver fibrosis is a life-threatening disease characterized by excessive scarring of the liver, typically caused by chronic hepatitis C infections or alcoholism. Excessive scarring of the liver results in compromised liver function and can be a cause of death. There are almost four million people in the United States who have the antibody to the hepatitis C virus, indicating ongoing or previous infection with the virus. Standard treatment for these patients typically attempts to address only the hepatitis C infection and not the fibrosis caused by hepatitis C infections. In a clinical study comparing the therapeutic efficacy of Actimmune against that of interferon alpha in patients with hepatitis C infections, the results showed a strong trend towards decreased fibrosis in the patients receiving Actimmune, compared to no change in patients receiving interferon alpha. In addition, several preclinical studies have demonstrated that Actimmune may prevent and even reverse the fibrosis that forms in the liver as a result of infections or liver toxins. In January 2002, we began enrolling patients in our Phase II clinical trial of Actimmune for the treatment of liver fibrosis in patients with chronic hepatitis C infections.

        Mycobacterial infections.    Mycobacteria are the cause of several infectious diseases, including tuberculosis, multidrug-resistant tuberculosis and atypical mycobacterial infections, which are infections caused by mycobacteria that differ appreciably from those that cause tuberculosis. Tuberculosis is a difficult disease to treat and requires multidrug regimens of at least six months for eradication. In the United States, we estimate that each year there are approximately 17,000 new cases of tuberculosis, of which approximately 4,000 are cases of atypical mycobacterial infection. We also have rights in Japan to market Actimmune in the treatment of infectious diseases, including tuberculosis. There are approximately 43,000 new cases of tuberculosis each year in Japan, of which approximately 4,500 are cases of atypical mycobacterial infection.

        In May 1994, The New England Journal of Medicine published the results of a clinical trial showing Actimmune to be successful in reducing fever and other signs of infection in patients with atypical mycobacterial infection. In January 2001, we commenced a Phase II clinical trial of Actimmune for the treatment of atypical mycobacterial infections.

        Cystic fibrosis.    Cystic fibrosis is a life-threatening congenital disorder that leads to chronic pulmonary infections in children, usually by four years of age. These infections result in an exaggerated inflammatory response, leading to clogging and obstruction of the airways. Chronic pulmonary infection is the major cause of mortality in these patients. Cystic fibrosis affects an estimated 30,000 persons in the United States, and the average life expectancy of a patient with cystic fibrosis is 31 years. There is no cure for cystic fibrosis, and the standard treatments, including antibiotics and mucus thinning therapies, are suboptimal. Due to its ability to regulate the immune system, we believe that Actimmune may have the potential to modify many of the processes that lead to the exaggerated inflammation and to reduce the chronic inflammation in the lungs. By preventing excessive inflammation in the airways, Actimmune may be able to slow the progression of pulmonary deterioration. In February 2001, we commenced enrollment in a Phase II clinical trial of Actimmune in patients with cystic fibrosis.

Next-generation interferon gamma

        In 2001, we entered into a license and collaboration agreement with Maxygen Holdings Ltd., a wholly owned subsidiary of Maxygen, Inc., to develop and commercialize novel, next-generation interferon gamma products. We plan to take forward into clinical development selected protein modified interferon gamma product candidates created by Maxygen that have enhanced pharmacokinetics and a potential for less-frequent dosing regimens. We are funding optimization and development of the next-generation interferon gamma products and retain exclusive worldwide commercialization rights for all human therapeutic indications. Under the terms of the agreement, Maxygen received up-front license fees and will receive full research funding and development and commercialization milestone payments. In addition, Maxygen will receive royalties on product sales.

Oritavancin

        We are currently conducting a second Phase III clinical trial with oritavancin for the treatment of complicated skin and skin-structure infections and a Phase II clinical trial for the treatment of bacteremia. We are also planning two Phase III clinical trials with oritavancin for the treatment of nosocomial pneumonia. We are considering additional clinical trials for the treatment of other Gram-positive bacterial infections, including those resistant to conventional antibiotics, for which oritavancin may also be effective. If our clinical trials are successful, we expect to commercialize oritavancin in 2005. We have worldwide rights to oritavancin, and it is estimated that the market opportunity for the treatment of Gram-positive bacterial infections is approximately $3.5 billion worldwide, including $2.0 billion in the United States.

        Oritavancin is a semi-synthetic glycopeptide antibiotic in development for the treatment of a broad range of infections caused by Gram-positive bacteria, including those resistant to other glycopeptides as well as most Gram-positive agents. Oritavancin demonstrates the ability to kill most strains of bacteria, while other glycopeptides and many other agents merely suppress them. Oritavancin appears to exhibit these unique properties through a complex and novel mechanism of action. Recent studies suggest that oritavancin interacts specifically on as many as three distinct targets in the cell wall synthesis pathway. Oritavancin's actions at sites other than those targeted by traditional glycopeptides, such as vancomycin, appear to explain its potent activity against vancomycin-resistant organisms. In addition, multiple distinct mechanisms of action may lead to a decreased rate of resistance development from spontaneous mutations. As a result, oritavancin may be effective in the treatment of a range of infections caused by Gram-positive bacterial infections.

        For Gram-positive bacterial infections, oritavancin is dosed once daily, and clinical trials have shown that treatment with oritavancin may require shorter duration of therapy than current treatments. We believe that these attributes should translate into reduced rates of non-compliance associated with oral therapy. Increased compliance should result in a reduction in subsequent relapse, thus reducing health care costs associated with Gram-positive bacterial infections. In addition, there are currently no marketed antibiotics that are both active against resistant Gram-positive organisms and have bactericidal activity. We believe that this market dynamic, when combined with oritavancin's favorable resistance profile, pharmacoeconomic benefits and safety profile, should position oritavancin as a strong candidate to become a new standard of care for Gram-positive bacterial infections.

        Complicated skin and skin-structure infections.    Each year, there are nearly 2.5 million cases of skin and skin-structure infections in the United States and approximately 400,000 patients with complicated skin and skin-structure infections who require hospitalization. As drug resistance in hospitals and the community increases, we believe that skin and skin-structure infections will more frequently develop into complicated skin and skin-structure infections that require hospitalization. Complicated skin and skin-structure infections are often treated by vancomycin followed by oral cephalexin.

        In December 2001, we announced results of a Phase III clinical trial demonstrating that oritavancin cut the treatment time in half for complicated skin and skin-structure infections as compared to the current standard therapy of intravenous vancomycin followed by oral cephalexin. In the Phase III clinical trial, oritavancin was shown to be safe, well tolerated and as effective as the standard therapy of vancomycin followed by cephalexin. The Phase III clinical trial measured effectiveness by either a cure or improvement in patient condition. Effectiveness was established after an average of 5.5 days of intravenous oritavancin treatment as compared to an average of 11.9 days of active therapy for patients who received intravenous vancomycin followed by oral cephalexin. In the double-blind, positive-control clinical trial, 517 patients with complicated skin and skin-structure infections caused by Gram-positive pathogens received treatment with either 1.5 mg/kg or 3.0 mg/kg of oritavancin for 3 to 7 days followed by oral placebo, or 15 mg/kg of vancomycin for 3 to 7 days followed by oral cephalexin, for a total therapy course of 10 to 14 days. As the study was designed to demonstrate, in all dosed patients, oritavancin was clinically equivalent to vancomycin followed by cephalexin. In addition, 80% of the patients treated with the 3.0 mg/kg dose of oritavancin who had clinically evaluable methicillin-resistant staphylococcus aureus infection had an improved condition, an identical percentage to that observed in the vancomycin/cephalexin group. Oritavancin was well tolerated and demonstrated an adverse event profile similar to vancomycin followed by cephalexin.

        Nosocomial pneumonia.    Nosocomial, or hospital-acquired, pneumonia is the second most common hospital- acquired infection in the United States. Nosocomial pneumonia typically develops in debilitated patients who have been exposed to an array of increasingly difficult-to-treat pathogens while hospitalized for moderate-to-severe medical or surgical conditions that compromise respiratory tract function and normal host defenses. There are approximately 1.2 million cases of nosocomial pneumonia each year in the United States. Nosocomial pneumonia has the highest mortality rate of all hospital-acquired infections and increases the length of hospital stay from 6 to 30 days. We are planning to commence two Phase III clinical trials for oritavancin in the treatment of nosocomial pneumonia in 2002.

        Bacteremia.    Bacteremia is a disease characterized by the presence of bacteria in the blood. Short-term bacteremia follows dental or surgical procedures, especially if local infection or very high-risk surgery releases bacteria from isolated sites. In some cases, prior antibiotic therapy can prevent this. Bacteremia causes little problem to a healthy immune system, but can be serious for those with prostheses or high susceptibility to bacterial invasion. Extensive bacteremia can release toxins into the blood (septicemia), leading to shock and vascular collapse. Antibiotic-resistant bacteria have increased the rate of severe bacteremia. There are approximately 500,000 cases of bacteremia each year. In July 2000, Eli Lilly initiated a Phase II clinical trial of oritavancin for the treatment of bacteremia. We do not plan to seek FDA approval of oritavancin for the treatment of bacteremia. However, we plan to complete the clinical trial and include the results in future FDA filings related to oritavancin.

        In addition to the diseases listed above, we believe that, due to its bactericidal characteristics, resistance profile and safety profile, oritavancin may have the potential to treat additional diseases, including endocarditis, an inflammation of the inside lining of the heart chambers and heart valves; osteomyelitis, an infection in the bones; meningitis, an inflammation of the membranes covering the brain and spinal cord; septic arthritis, an inflammation of the joints; and febrile neutropenia, an infection characterized by abnormally low levels of infection-fighting white blood cells and fever.

Infergen

        Infergen (interferon alfacon-1) is FDA-approved for the treatment of adult patients with chronic hepatitis C infections, including those patients who have never been treated with interferons, who relapse or who do not respond to previous hepatitis C infection treatments. Hepatitis C virus is a very serious medical problem and is the major cause of chronic hepatitis C infections in the United States and throughout the world. Almost four million Americans have the antibody to the hepatitis C virus, indicating ongoing or previous infection with the virus. If undetected and untreated, hepatitis C infections can lead to chronic liver disease, including liver cancer and liver fibrosis. Hepatitis C infections are the second leading cause of liver cirrhosis and the leading indication for liver transplantation in the United States. As a result of persistent infection and progressive liver damage, an estimated 8,000 deaths are attributable to chronic hepatitis C infections in the United States annually. Infergen is the only interferon approved for treatment of patients who have failed other hepatitis C infection treatments.

        In vitro data have shown that interferon alfacon-1 has cytopathic activities superior to other interferon alpha agents. Infergen has demonstrated antiviral, antiproliferative and natural killer cell and interferon-gene induction activities. In November 2001, we announced interim Phase IV clinical data from a trial comparing the use of Infergen plus ribavirin to the use of Rebetron (interferon alfa-2b plus ribavirin). At the end of the observation period, 56% of patients treated with Infergen in combination with ribavirin were disease-free as compared to 31% of patients treated with Rebetron. We believe that Infergen's characteristics and the Phase IV clinical data provide evidence that Infergen could be superior to other interferon alpha products.

        In January 2002, we relaunched Infergen through our sales force. We believe that Infergen may have development potential in additional diseases, such as hepatitis B infections and cancer. We have the exclusive rights to market Infergen in the United States and Canada.

PEG-Infergen

        We are developing a pegylated form of Infergen, PEG-Infergen, for the treatment of chronic hepatitis C infections. Pegylated interferon alpha products offer significant advantages over non-pegylated products because they circulate longer in the body. We believe that increasing circulation time in the body will permit a less frequent dosing schedule and will enhance the anti-viral effect of Infergen by maintaining therapeutic concentrations in the body for a longer period of time. We believe that PEG-Infergen should, like other pegylated protein therapeutics, provide these potential advantages. We are using an optimized pegylation technique based upon technological advances learned from the pegylation of other interferon alpha products. We believe that PEG-Infergen may be superior to other pegylated interferon alpha products based upon the pegylation technology and Infergen's demonstrated greater efficacy when compared to other interferon alpha products.

Amphotec

        Amphotec is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening systemic fungal infection. Systemic fungal infections that do not respond to initial treatment with standard antifungal treatment regimens are typically treated with amphotericin B, the active ingredient in Amphotec. We estimate that there are approximately 200,000 cases of systemic fungal infection each year in the United States. Worldwide sales of all amphotericin B-based products are approximately $300 million per year. We sell the product under the name Amphotec in the United States and under the name Amphocil in more than 20 other countries, but it was not actively marketed to physicians for at least the last three years. We market this product through our field specialists in the United States and through distributors and partners in other parts of the world.

Moli1901(Duramycin)—cystic fibrosis

        Moli1901 may modify mucous composition in airways. Patients with cystic fibrosis have a deficiency of chloride and water in their airways, which prevents proper removal of mucus. This often leads to serious infections, inflammation, tissue damage and death. Moli1901 induces the transport of chloride and water in the lungs, which facilitates the removal of mucus from the lungs. Treatment with Moli1901 could reduce recurrent infections, inflammation and tissue damage in patients with cystic fibrosis.

        Through a strategic partnership with MoliChem, we intend to jointly develop and commercialize Moli1901 for diseases worldwide and share all expenses and profits equally. Moli1901 is currently in a Phase I clinical trial to evaluate safety in humans.

PA monoclonal antibody—pseudomonas aeruginosa infections

        Pseudomonas aeruginosa is a bacterial infection that often affects patients using respirators and catheters as well as patients with a number of conditions, including burns, low white blood cell counts and cystic fibrosis. Because the types of patients at risk generally have pre-existing illnesses, pseudomonas aeruginosa infection most often occurs in a hospital setting.

        Scientists at the Medical College of Wisconsin have identified a protein, designated PcrV, on the surface of pseudomonas aeruginosa bacteria that enables the bacteria to invade human tissue. By directing antibodies against the PcrV protein, they have been able to demonstrate highly effective treatment, as well as prevention, of infections caused by pseudomonas in animal models. We are currently working with Protein Design Labs, Inc. to generate a human monoclonal antibody directed against the PcrV protein as a therapeutic, in combination with antibiotics. Our goal is to use this antibody to treat pseudomonas aeruginosa infection and prevent infection in high-risk patients.

        We estimate that pseudomonas aeruginosa infections account for 71,000 annual cases in the United States of pneumonia in hospitalized patients, 30% to 40% of which die from their pneumonia. Furthermore, chronic pseudomonas aeruginosa is the leading cause of pulmonary infection and resulting mortality in patients with cystic fibrosis.

License and Other Agreements

  Genentech, Inc. License Agreement (Actimmune)

        In 1998, we entered into an agreement with Connetics Corporation under which we obtained an exclusive sublicense under the rights granted to Connetics by Genentech through a license agreement relating to interferon gamma-1b. We also agreed to assume many of Connetics' obligations to Genentech under that license agreement. We entered into an agreement with Connetics in April 1999 in order to broaden the scope of rights granted to us. In June 2000, we entered into an assignment and option agreement with Connetics, by which Connetics assigned the Genentech license to us. The license from Genentech terminates on the later of May 5, 2018 and the date that the last of the patents licensed under the agreement expires.

        Our licensed Actimmune rights include exclusive and non-exclusive rights under Genentech's patents. The exclusive licenses include the right to develop and commercialize Actimmune in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive rights include a license to make or have made Actimmune for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with chronic granulomatous disease or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to interferon gamma-1b in Japan and other countries. In addition, we received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the Boehringer Ingelheim agreement discussed below. Under the Genentech license, we pay Genentech royalties on the sales of Actimmune, and make one-time payments to Genentech upon the occurrence of specified milestone events. We must satisfy specified obligations under the agreement with Genentech to maintain our license from Genentech. We are obligated under the agreement to develop and commercialize Actimmune for a number of diseases.

  Boehringer Ingelheim International GmbH (Imukin)

        In 2001, we formed an international strategic collaboration with Boehringer Ingelheim to clinically develop and seek regulatory approval for interferon gamma-1b in certain diseases and to commercialize a liquid formulation of interferon gamma-1b under one or more of Boehringer Ingelheim's trade names, including Imukin, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties will seek to develop and obtain regulatory approval for the use of Imukin in the treatment of a variety of diseases, including idiopathic pulmonary fibrosis, ovarian cancer, tuberculosis, systemic fungal infections, chronic granulomatous disease and osteopetrosis. The agreement provides that we will fund and manage clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement. Boehringer Ingelheim has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which Boehringer Ingelheim does not do so. Both companies will receive royalties on sales of the product the other party makes in its own territory, on a specified royalty schedule. See "Manufacturing."

  Eli Lilly and Company (oritavancin)

        In 2001, we entered into an asset purchase and license agreement with Eli Lilly and Company pursuant to which we acquired worldwide rights to oritavancin from Eli Lilly. The agreement provides us with exclusive worldwide rights to develop, manufacture and commercialize oritavancin. Pursuant to the agreement, we paid Eli Lilly $50.0 million and will be obligated to pay Eli Lilly significant milestone and royalty payments upon any successful development and commercialization of oritavancin by us. From March 2002 through March 2003, Eli Lilly has an option to reduce the agreed royalty percentages by requiring us to pay $15.0 million to Eli Lilly. Our rights to oritavancin could revert to Eli Lilly if we do not meet our diligence obligations under the agreement or otherwise commit a material breach of the agreement.

  Amgen Inc. (Infergen and PEG-Infergen)

        In 2001, we entered into a licensing and commercialization agreement with Amgen to obtain an exclusive license in the United States and Canada to Infergen (interferon alfacon-1), an interferon alpha product, and the rights to an early stage program to develop a pegylated form of Infergen. Infergen is currently approved in both the United States and Canada to treat chronic hepatitis C infections. Under the agreement, we will have the exclusive right to market Infergen and clinically develop it for other indications in the United States and Canada. We have paid Amgen upfront license and other fees of $21.0 million and $8.0 million for near-term milestones and are obligated to pay royalties on sales of Infergen. We are also required to pay Amgen other milestone payments on the pegylated Infergen program and royalties on sales of the product, if any.

  ALZA Corporation (Amphotec)

        In 2001, we acquired worldwide rights from ALZA Corporation to Amphotec (sold under the tradename Amphocil in certain countries outside the United States). The transaction terms included an upfront product acquisition fee of $9.0 million, milestone payments based upon sales levels and specific achievements in the clinical development and regulatory approval of Amphotec in combination with Actimmune, and royalties payable upon net sales of Amphotec. Under the agreement, we obtained access to certain existing distributorships for Amphotec, and assumed ALZA's obligations under agreements with its existing Amphotec distributors and service providers. We have diligence obligations under the agreement to set up additional distributorships for Amphotec or establish a sales force and begin to promote Amphotec in specified countries at specified times. Our rights to Amphotec could revert to ALZA if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. We are also subject to certain royalty obligations to the University of California under this agreement.

  Connetics Corporation

        Through an assignment and option agreement with Connetics, beginning on January 1, 2002, we will be obligated to pay to Connetics a royalty of 0.25% of our net U.S. sales for Actimmune until our net U.S. sales cumulatively surpass $1 billion. Thereafter, we are obligated to pay a royalty of 0.5% of our net U.S. sales.

        Until April 2004, Connetics has an option under the assignment and option agreement to obtain from us the exclusive, royalty-free right to commercialize Actimmune for non-cancerous, non-infectious dermatological diseases in the United States. If Connetics exercises its option, then it will make one-time payments to us upon the occurrence of milestones.

Connetics also has a first right of negotiation to become our marketing partner in the United States for the sale of Actimmune to dermatologists for diseases that are not primarily dermatological in origin.

Manufacturing

        We contract with qualified third-party manufacturers to produce our products and product candidates. This manufacturing strategy enables us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

  Boehringer Ingelheim Supply Agreement (Actimmune)

        We recently transitioned from Genentech to Boehringer Ingelheim Austria GmbH for the manufacture of commercially marketed Actimmune. The supply agreement with Boehringer Ingelheim generally provides for the exclusive supply by Boehringer Ingelheim and exclusive purchase by us of interferon gamma-1b. We are required to purchase a minimum amount of Actimmune per year, and Boehringer Ingelheim is required to supply Actimmune to us, subject to certain limits. If Boehringer Ingelheim is not able to supply all of our requirements for interferon gamma-1b, we may choose an additional manufacturer. However, we are not entitled to seek such a secondary source until Boehringer Ingelheim has informed us of its unwillingness or inability to meet our requirements.

  Abbott Laboratories Development and Supply Agreement (oritavancin)

        In 2001, we entered into an agreement with Abbott Laboratories, Inc. to provide the bulk manufacturing of oritavancin. The agreement will provide us with additional clinical supply, commercial scale-up and production to meet significant commercial quantities after the launch of oritavancin, which we expect to be in 2005. Under the agreement, Abbott will be responsible for the technology transfer of the manufacturing process of oritavancin from Eli Lilly. Abbott will also be responsible for providing the necessary chemical manufacturing control information for our oritavancin regulatory filings with the FDA.

  Amgen Supply Agreement (Infergen)

        Under our June 2001 agreement with Amgen by which we license Infergen, Amgen is obligated to manufacture and supply Infergen to us for our sales in the United States and Canada. These supply obligations will continue until such time as the manufacture of Infergen is transferred to a third party or to us, the license agreement terminates, or January 1, 2015, whichever occurs first. We are obligated under the license agreement with Amgen to seek regulatory approval for any newly designed labels reflecting that we market the product in the United States and Canada.

  Ben Venue Laboratories Supply Agreement (Amphotec)

        We presently have an agreement with Ben Venue Laboratories, Inc. for the manufacture of Amphotec for all purposes. This agreement expires at the end of March 2002. We are negotiating a new agreement with Ben Venue.

Patents and Proprietary Rights

        We have acquired a license under certain Genentech patents to develop, make, use and sell interferon gamma-1b, Actimmune, in particular fields in the United States, Canada, and Japan pursuant to our license agreement with Genentech. This license agreement covers more than 12 U.S. patents and related foreign patents and/or patent applications filed in Japan and Canada. Certain of the U.S. patents covering DNA vectors and host cells relating to Actimmune expire in 2005 and 2006. In addition, a U.S. patent relating to the composition of the active ingredient in Actimmune expires in 2014. Other material U.S. patents expire between 2009 and 2014. Six of Genentech's U.S. patents are currently involved in an interference with certain Amgen patent applications. One or more claims of these six Genentech patents may be revoked as a result of that interference.

        We have acquired a license under certain Amgen patents to market Infergen in the United States and Canada and to develop new forms of Infergen's active ingredient, including pegylated forms thereof, under our license and commercialization agreement with Amgen. The license and commercialization agreement covers nine U.S. patents, one Canadian patent and several pending patent applications. Two of Amgen's U.S. patents relating to the Infergen molecule, the interferon alfacon-1 molecule, expire in 2004. However, the USPTO recently issued a Notice of Final Determination indicating that one of these patents is entitled to a five-year extension. We expect that the USPTO will issue in the near future a Certificate of Extension of Patent Term, officially extending the term of this patent by five years, to September 2009. This extension will enable us to exclude others from using the Infergen molecule until September 2009 for the treatment of chronic hepatitis C infections. After expiration of the extended patent term in September 2009, we would rely on a U.S. patent related to the use of Infergen at a dose within the range of 2 million to 30 million units of Infergen per administration for the treatment of chronic hepatitis C infections to block others from marketing the Infergen molecule for the treatment of chronic hepatitis C infections at these doses. When this patent expires in 2011, we will not be able to use this patent to block others from marketing the Infergen molecule for the treatment of chronic hepatitis C infections in the United States.

        We have acquired a license under certain Eli Lilly patents to develop, make, use and sell oritavancin worldwide for any human disease pursuant to an asset purchase and license agreement with Eli Lilly. This agreement covers 38 U.S. patents, one U.S. patent application and corresponding foreign patents and patent applications. Certain U.S. and foreign patents related to the oritavancin molecule expire in 2015. Other material patents included in the licensed portfolio expire between 2014 and 2018.

        We have acquired certain ALZA patents and patent applications relating to the manufacture, use and sale of Amphotec in particular fields worldwide pursuant to our product acquisition agreement with ALZA. In January 2001, ALZA assigned to us three U.S. patents and 14 related foreign patents. Two of the patents relating to the composition of Amphotec expire in 2007. The third patent relating to a method of using Amphotec to treat fungal infection expires in 2008.

        We have also licensed a patent application in the area of pseudomonas vaccine methods and have filed patent applications of our own for treatment methods and compositions concerning interferon gamma and for compositions concerning staphylococcus infections. We expect to continue to protect our proprietary technology with additional filings as appropriate.

Competition

        Actimmune is the only FDA-approved therapy for chronic granulomatous disease and severe, malignant osteopetrosis. There is no currently available effective therapy for the treatment of idiopathic pulmonary fibrosis.

        We believe that the primary competition for Actimmune in serious infectious diseases such as mycobacterial and systemic fungal infections consists of:

  •
  the potential development of new generations of advanced antibiotics and anti-fungal agents that successfully treat these diseases; and

  •
  the current treatment regimens, which may be less effective in many cases, but cost substantially less than the current price for Actimmune.

        In the area of cancer, cystic fibrosis and liver fibrosis, there are numerous programs and products which may have a significant competitive impact on our ability to effectively market Actimmune for the treatment of these diseases.

        Currently, the primary competition for Actimmune in cystic fibrosis are the FDA-approved drugs marketed by Genentech and Chiron Corporation.

        Infergen competes with other forms of interferon alpha, such as PEG-Intron and Intron A, which are marketed by Schering Corp., and Roferon-A, which is marketed by Roche Laboratories Inc. Infergen also competes with Schering's Rebetron, which combines interferon alpha with the antiviral drug ribavirin. Pegylated interferon alpha products have a significant advantage over non-pegylated products because they circulate longer in the body, permitting a less frequent dosing schedule and enhancing efficacy. Schering has received FDA approval for its pegylated form of interferon alpha, Peg-Intron A, and we expect that Roche will receive FDA approval for its pegylated form of interferon alpha, Pegasys, before the end of 2002.

        If approved for marketing by the FDA, oritavancin will compete against Eli Lilly's Vancocin and generics (vancomycin). In addition, Pharmacia's Zyvox and Aventis' Synercid are approved for vancomycin-resistant enterococcus faecium infections. Two potentially competitive products in late-stage development are daptomycin and dalbovancin.

        Currently, the primary competition for Amphotec is Ambisome, marketed by Gilead, and Abelcet, marketed by Elan.

Sales, Marketing and Distribution

        We heighten awareness of Actimmune and Amphotec, and we expect to heighten awareness of Infergen, through physician education, including speaker programs, medical symposia and continuing medical education programs, and through our field specialists. We are developing a sales and marketing organization to support the approximately 6,000 pulmonologists, 4,000 gastroentologists who treat liver disease and 7,000 oncologists practicing in the United States. We believe a focused marketing organization and a specialized sales force can effectively serve these physicians, who are primarily hospital-based and concentrated in major metropolitan areas. Accordingly, as of January 2002, we had placed 108 specialists into the field to educate physicians regarding the safe and appropriate use of Actimmune.

        In the United States, our products have been sold primarily to distributors who resell them to hospitals, pharmacies and physicians. During the year ended December 31, 2001, the primary distributors for our products were McKesson HBOC, Bergen Brunswig, Priority Health Care and Cardinal Health, who accounted for 23%, 22%, 21% and 18%, respectively, of our total net product sales. We are transferring the majority of our sales from distributors to specialty pharmacies, such as Priority Health Care. In Europe and other parts of the world, Amphotec is sold through a number of distributors and agents.

Governmental Regulation and Product Approval

        The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as biologics or as drugs by the FDA.

        The process required by the FDA before our potential products, or previously approved products for the treatment of new diseases, may be marketed in the United States generally involves the following:

  •
  preclinical laboratory and animal tests;

  •
  submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

  •
  adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

  •
  FDA approval of a new biologics license application, or BLA, a new drug application, or NDA, or BLA or NDA supplement.

        The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

        Prior to commencing a clinical trial, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

        For purposes of NDA or BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

  •
  Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

  •
  Phase II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

        In the case of products for severe or life-threatening diseases such as idiopathic pulmonary fibrosis, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

        We may not successfully complete Phase I, Phase II or Phase III testing of our drug candidates within any specific time period, if at all. Furthermore, the FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a drug and can provide important safety information to augment the FDA's voluntary adverse drug reaction reporting system.

        The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA or NDA or as part of a BLA or NDA supplement, for approval of a new disease if the product is already approved for a disease. The FDA may deny approval of a BLA, NDA or BLA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or a second Phase III pivotal clinical trial. Even if such data are submitted, the FDA may ultimately decide that the BLA, NDA or BLA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        A company seeking approval of an abbreviated new drug application, or ANDA, for the use of an approved drug that is subject to another company's patent, may have to certify to that patent and notify the owner of the NDA and patent for such drug that it is seeking approval. If the patent owner or licensee files a patent infringement lawsuit, FDA approval of the ANDA for which certification is made may be deferred pending the outcome of the lawsuit.

        The FDA's fast track program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of a BLA or NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We have recently obtained fast track designation from the FDA for Actimmune in the treatment of idiopathic pulmonary fibrosis and intend to ask for fast track designation for qualified submissions of our products. We cannot guarantee that the FDA will grant any of our additional requests for fast track designation, that any fast track designation will affect the time of review, or that the FDA will approve the BLA or NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, the FDA's approval of a fast track product can include restrictions on the product's use or distribution, such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience. Approval of fast track products can be conditional with a requirement for additional Phase IV clinical studies after approval.

        Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for new diseases for our products on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for Actimmune would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

        Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

        Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use. Companies cannot actively promote FDA-approved drugs for off-label uses, but may in some circumstances provide to physicians articles published in peer-reviewed journals, like The New England Journal of Medicine, that discuss off-label uses of approved products.

        The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity for seven years, i.e., the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. We intend to file for orphan drug designation for those diseases we target that meet the criteria for orphan exclusivity. Actimmune has orphan drug exclusivity for severe, malignant osteopetrosis. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that we will obtain orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage.

Research and Development

        We direct financial resources efficiently to goal-oriented projects by reducing the time and infrastructure spent on research and development. Although we plan to conduct in-house preclinical research through an applied research group, we currently contract preclinical research to qualified third-party research institutions such as academia or private contract labs. We have two contracted research programs. The first is with the Medical College of Wisconsin and is focused on the development of monoclonal antibodies against pseudomonas aeruginosa. The other program is in collaboration with Panorama Research and is focused on the development of peptides that block staphylococcus aureus infections.

Employees

        As of December 31, 2001, we had 210 full-time employees. Of the full-time employees, 57 were engaged in research and development, and 153 were engaged in sales, general and administrative positions. We believe our relations with our employees are good.

Facilities

        Our facilities currently consist of approximately 56,000 square feet of office space located at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into the ten-year lease for this building. We believe that this facility has sufficient space to accommodate expansion of our operations until at least the second quarter of 2003.

MANAGEMENT

        The following table provides information regarding our directors, executive officers and key employees:

Name	Age	Title
W. Scott Harkonen, M.D.	50	Chief Executive Officer, President and Chairman of the Board of Directors
James E. Pennington, M.D.	58	Executive Vice President of Medical and Scientific Affairs
Timothy P. Lynch	32	Chief Financial Officer, Vice President of Finance and Administration
David A. Cory, R.Ph.	38	Senior Vice President of Sales and Marketing
Stephen N. Rosenfield	52	Senior Vice President of Legal Affairs, General Counsel and Secretary
Peter Van Vlasselaer, Ph.D.	43	Senior Vice President of Technical Operations
John J. Wulf	49	Senior Vice President of Corporate Development
Christine W. Czarniecki, Ph.D.	51	Vice President of Regulatory Affairs
James I. Healy, M.D., Ph.D.	36	Director
Wayne T. Hockmeyer, Ph.D.	57	Director
Jonathan S. Leff	33	Director
Jay P. Shepard	44	Director
Nicholas J. Simon	47	Director

        W. Scott Harkonen, M.D.    Dr. Harkonen founded InterMune in February 1998 and has served as a member of our board of directors since inception and our Chairman of the Board since January 2000. Dr. Harkonen has been our Chief Executive Officer and President since inception. From September 1995 to April 1999, Dr. Harkonen served as Senior Vice President of Product Development and Operations at Connetics Corporation, a biopharmaceutical company. From March 1991 to September 1995, Dr. Harkonen served as Vice President of Medical and Regulatory Affairs at Univax Biologics, a biopharmaceutical company. Dr. Harkonen is a member of the board for the Emerging Companies Section Governing Board of the Biotechnology Industry Organization. Dr. Harkonen is a director of several private companies. Dr. Harkonen holds an M.D. from the University of Minnesota and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

        James E. Pennington, M.D.    Dr. Pennington has served as our Executive Vice President of Medical and Scientific Affairs since January 2001. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutics Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shamen Pharmaceuticals, a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, served as Vice President of Biological Clinical Research at Bayer Corporation, a publicly held biopharmaceutical company. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of the Harvard Medical School faculty. Dr. Pennington holds an M.D. from the University of Oregon and is Board Certified in Internal Medicine and Infectious Diseases.

        Timothy P. Lynch.    Mr. Lynch has served as our Chief Financial Officer and Vice President of Finance and Administration since November 1999. From July 1999 to October 1999, Mr. Lynch served as the Director of Business Development at ePhysician, Inc., an internet healthcare company. From August 1997 to July 1999, Mr. Lynch served as Director of Strategic Planning at Elan Corporation, plc., a pharmaceutical company. From August 1993 to June 1995, Mr. Lynch was employed by Goldman, Sachs & Co. in the investment banking division. From June 1992 to August 1993, Mr. Lynch was employed by Chase Securities, Inc. in the investment banking division. Mr. Lynch holds an M.B.A. from the Harvard Graduate School of Business.

        David A. Cory, R.Ph.    Mr. Cory has served as our Senior Vice President of Sales and Marketing since January 2002. Mr. Cory previously served as our Vice President of Sales and Marketing since February 2000. From November 1999 to January 2000, Mr. Cory was a pharmaceutical industry consultant. From November 1988 to October 1999, Mr. Cory served in both sales and marketing management capacities, most recently as Commercial Director of Marketing, at Glaxo Wellcome, Inc., a pharmaceutical company. Mr. Cory holds a degree in Pharmacy from the University of Cincinnati.

        Stephen N. Rosenfield.    Mr. Rosenfield has served as our Senior Vice President of Legal Affairs and General Counsel since March 2000. From February 1996 to February 2000, Mr. Rosenfield was an associate at Cooley Godward LLP. From September 1992 to January 1996, Mr. Rosenfield was an associate at Coblentz Cahen McCabe & Breyer LLP. Mr. Rosenfield holds a J.D. from Northeastern University School of Law.

        Peter Van Vlasselaer, Ph.D.    Dr. Van Vlasselaer has served as our Senior Vice President of Technical Operations since November 1999. From July 1993 to November 1999, Dr. Van Vlasselaer served as Vice President of Development at Dendreon Corporation, a biopharmaceutical company. Dr. Van Vlasselaer holds a Ph.D. from the University of Leuven in Belgium and was an immunology fellow at Stanford University.

        John J. Wulf.    Mr. Wulf has served as our Senior Vice President of Corporate Development since June 2000. From April 1998 until June 2000, Mr. Wulf served as Vice President of Business Development at Axys Pharmaceuticals, Inc., a biopharmaceutical company. Prior to joining Axys, Mr. Wulf was employed by Genentech, Inc., a biotechnology company, in various positions in business, product and process development. From 1996 until April 1998, Mr. Wulf served as Director of Business Development and Far East Representative. From 1994 until 1996, he served as Licensing Manager. Mr. Wulf holds an M.B.A. from San Francisco State University and an M.S. from Oregon State University.

        Christine W. Czarniecki, Ph.D.    Dr. Czarniecki has served as our Vice President of Regulatory Affairs since January 2000. From March 1997 to January 2000, Dr. Czarniecki served as Director of Regulatory Affairs and Quality at Axys Pharmaceuticals, Inc. From July 1993 to March 1997, Dr. Czarniecki served as Director of Regulatory Affairs at ICOS Corporation, a pharmaceutical company. Dr. Czarniecki holds a Ph.D. from Georgetown University.

        James I. Healy, M.D., Ph.D.    Dr. Healy has served as a member of our board of directors since April 1999 and as the interim chairman of the board of directors from October 1999 through January 2000. Dr. Healy joined Sofinnova Ventures in June 2000 as a general partner and managing director. From January 1998 through March 2000, Dr. Healy was a partner at Sanderling Ventures. During 1997, Dr. Healy was supported by a Novartis Foundation bursary award and performed research at Brigham and Women's Hospital. From 1990 to 1997, he was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the board of directors of several private companies. Dr. Healy holds an M.D. and a Ph.D. from Stanford University School of Medicine.

        Wayne T. Hockmeyer, Ph.D.    Dr. Hockmeyer has served as a member of our board of directors since February 2000. He serves as the chairman of the board of directors of MedImmune and serves as a member of the board of directors of Digene Corporation, GenVec, Inc., Diversa Corporation and a number of private companies. Dr. Hockmeyer founded MedImmune, Inc. in April 1988 and served as its President and Chief Executive Officer until October 2000. Dr. Hockmeyer is also a member of the board of directors of the Biotechnology Industry Organization, the Technology Council of Maryland and the University of Maryland Baltimore County and is a member of the Board of Visitors of the University of Maryland Biotechnology Institute. Dr. Hockmeyer holds a Ph.D. from the University of Florida.

        Jonathan S. Leff.    Mr. Leff has served as a member of our board of directors since January 2000. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in 1996 and is currently a managing director. Mr. Leff serves on the board of directors of Transkaryotic Therapies, Inc., Synaptic Pharmaceutical Corp., Triangle Pharmaceuticals, Inc., Zymogenetics, Inc. and Visible Genetics, Inc., all of which are publicly held biotechnology companies. Mr. Leff holds an M.B.A. from Stanford University.

        Jay P. Shepard.    Mr. Shepard has served as a member of our board of directors since May 2001. Mr. Shepard is Vice President of Oncology Business Unit of ALZA Corporation, a public company. Mr. Shepard joined ALZA in 1994 as Director of Marketing. In 1995 he became Director of Marketing and Sales and became Vice President of Marketing and Sales in 1998. In 1999, Mr. Shepard became general manager and Vice President of the Oncology business unit. Prior to joining ALZA, Mr. Shepard worked as Senior Product Manager at Syntex Laboratories in Palo Alto, California. He also was Product Manager for Ortho Pharmaceutical Corporation in New Jersey.

        Nicholas J. Simon.    Mr. Simon has served as a member of our board of directors since August 1999. Mr. Simon is General Partner at MPM Capital, an investment firm focused on life sciences. In April 2000, Mr. Simon founded Collabra Pharma, Inc. (formerly iO Pharmaceuticals), a pharmaceutical development company, where he was the Chief Executive

Officer and a director until September 2001. Mr. Simon joined Genentech, Inc. in December 1989, and from 1994 to April 2000, he served as Vice President of Business and Corporate Development. Mr. Simon is also Chairman of the Board of Deltagen, Inc. and serves on the board of SangStat Medical Corporation, both public companies, and serves on the board of directors of several private companies. Mr. Simon holds an M.B.A. from Loyola College.

Board Composition

        Our board of directors consists of seven directors, including one Class II director vacancy, and Dr. Harkonen is the chairman. Our board of directors is divided into three classes:

  •
  Class II directors, W. Scott Harkonen, M.D. and James I. Healy M.D., Ph.D., whose terms will expire at the annual meeting of stockholders to be held in June 2002;

  •
  Class III directors, Jonathan S. Leff and Nicholas J. Simon, III, whose terms will expire at the annual meeting of stockholders to be held in 2003; and

  •
  Class I directors, Wayne T. Hockmeyer, Ph.D. and Jay P. Shepard, whose terms will expire at the annual meeting of stockholders to be held in 2004.

        At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the ownership of our common stock as of January 31, 2002 and as adjusted to reflect our sale of our common stock by this prospectus supplement by: (1) all those known by us to be beneficial owners of more than five percent of our common stock, (2) our chief executive officer and each of the four most highly compensated executive officers, (3) each director and (4) all of our executive officers and directors as a group.

	Beneficial Ownership(1)
			Shares Issuable Under Options Exercisable Within 60 Days of January 31, 2002(3)	Percent of Total Outstanding Shares Beneficially Owned
		Shares Subject to Right of Repurchase as of January 31, 2002(2)
Name and, in the Case of Greater than 5% Stockholders, Address of Beneficial Owner	Number of Shares			Before This Offering	After This Offering
Warburg, Pincus Equity Partners, L.P.(4) 466 Lexington Avenue New York, NY 10017	3,130,590	—	—	11.0%	10.1%
Putnam Investments, LLC Putnam Investment Management, LLC The Putnam Advisory Company, LLC(5) One Post Office Square Boston, Massachusetts 02109	2,581,971	—	—	9.1%	8.3%
FMR Corp.(6) 82 Devonshire Street Boston, Massachusetts 02109	2,136,460	—	—	7.5%	6.9%
Franklin Resources, Inc.(7) One Franklin Parkway San Mateo, CA 94403	1,805,483	—	—	6.3%	5.8%
Pictet Global Sector Fund Biotech(8) 1 Boulevard Royal Luxembourg L-2016	1,472,630	—	—	5.2%	4.8%
BioAsia Investments, LLC(9) 575 High Street, #201 Palo Alto, CA 94301	938,254	—	—	3.3%	3.0%
W. Scott Harkonen	620,472	184,000	34,999	2.3%	2.1%
Timothy P. Lynch	186,500	92,000	8,749	*	*
Stephen N. Rosenfield	12,964	12,964	87,870	*	*
Peter Van Vlasselaer	98,326	85,334	8,750	*	*
James E. Pennington	—	—	43,750	*	*
John J. Wulf	908	—	61,248	*	*
David A. Cory	794	—	86,749	*	*
Christine W. Czarniecki	6,750	—	96,750	*	*
Edgar Engleman(10)	982,726	—	21,666	3.5%	3.2%
James I. Healy	88,271	—	21,666	*	*
Wayne T. Hockmeyer	12,000	10,829	10,000	*	*
Jonathan S. Leff(11)	3,130,590	—	51,666	11.2%	10.3%
Jay P. Shepard	—	—	16,666	*	*
Nicholas J. Simon	20,557	—	11,666	*	*

All executive officers and directors as a group (14 people)	5,160,858	385,127	562,195	19.7%	18.2%

*
Less than one percent

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedule 13Gs filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 28,464,828 shares outstanding on January 31, 2002 and 30,964,828 shares outstanding upon completion of this offering, adjusted as required by rules promulgated by the SEC.

(2)
The unvested portion of the shares of common stock is subject to our right of repurchase at the original option exercise price, in the event the holder ceases to provide service to us. The option exercise prices range from $0.01 to $4.50 per share.

(3)
Includes shares that are subject to early exercise (i.e., before vesting of options) and also includes the following shares that are not subject to early exercise: Dr. Engleman—11,666 shares; Dr. Healy—11,666 shares; and Mr. Leff—11,666 shares. With respect to the shares that are subject to early exercise, we have a right to repurchase any unvested shares upon the employee's termination of employment or board member's termination of service.

(4)
Includes 2,958,407 shares held by Warburg, Pincus Equity Partners, L.P., 93,918 shares held by Warburg, Pincus Netherlands Equity Partners I, C.V., 62,612 shares held by Warburg, Pincus Netherlands Equity Partners II, C.V. and 15,653 shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. Warburg Pincus Equity Partners, L.P. and its three Dutch affiliates are referred to as the "WPEP Group." Warburg, Pincus & Co. ("WP") is the sole general partner of each of the four partnerships in the WPEP Group. WP is managed by E.M. Warburg, Pincus & Co. LLC.

(5)
Based upon a Schedule 13G/A filed with the SEC dated February 13, 2002. Putnam Investment Management, LLC ("PIM") and The Putnam Advisory Company, LLC ("PAC") are registered investment advisors that are wholly owned by Putnam Investments, LLC ("PI"). PI has shared dispositive power over the shares, PIM has shared dispositive power over 2,154,971 of the shares and PAC has shared dispositive power over 427,000 of the shares and shared voting power over 302,050 of the shares.

(6)
Based upon a Schedule 13G filed with the SEC dated February 14, 2002. FMR Corp. has sole dispositive power with respect to the shares and has sole power to vote or direct the voting of 340,100 of the shares.

(7)
Based upon a Schedule 13G filed with the SEC dated February 14, 2002. Shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect advisory subsidiaries of Franklin Resources, Inc.

(8)
Based upon a Schedule 13G filed with the SEC dated September 14, 2001.

(9)
Includes 529,702 shares held by Biotechnology Development Fund, L.P., 58,140 shares held by Biotechnology Development Fund II, L.P. and 350,412 shares held by Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. BioAsia Investments, LLC is a general partner of Biotechnology Development Fund, L.P., Biotechnology Development Fund II, L.P., Biotechnology Development Fund III, L.P. Dr. Engleman resigned from our board of directors effective as of February 20, 2002.

(10)
Includes 529,702 shares held by Biotechnology Development Fund, L.P., 58,140 shares held by Biotechnology Development Fund II, L.P. and 350,412 shares held by Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. BioAsia Investments, LLC is a general partner of Biotechnology Development Fund, L.P., Biotechnology Development Fund II, L.P., Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. Dr. Engleman disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest in these shares. Dr. Engleman resigned from our board of directors effective as of February 20, 2002.

(11)
Includes 2,958,407 shares held by Warburg, Pincus Equity Partners, L.P., 93,918 shares held by Warburg, Pincus Netherlands Equity Partners I, C.V., 62,612 shares held by Warburg, Pincus Netherlands Equity Partners II, C.V. and 15,653 shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. Warburg Pincus Equity Partners, L.P. and its three Dutch affiliates are referred to as the "WPEP Group." Warburg, Pincus & Co. ("WP") is the sole general partner of each of the four partnerships in the WPEP Group. WP is managed by E.M. Warburg, Pincus & Co. LLC. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the WPEP Group. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

UNDERWRITING

        Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are Joint Book-Running Managers of the offering. Under the terms of an underwriting agreement, each of the underwriters named below, for whom Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Robertson Stephens, Inc., UBS Warburg LLC and Adams, Harkness & Hill, Inc. are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Name	Number of Shares
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Robertson Stephens, Inc.
UBS Warburg LLC
Adams, Harkness & Hill, Inc.

Total	2,500,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to the approval of legal matters by their counsel and to conditions described in the underwriting agreement. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are taken.

        We have granted to the underwriters an option to purchase up to an aggregate of 375,000 additional shares at the public offering price less underwriting discounts and commissions shown on the cover page of this prospectus. The option may be exercised at any time until 30 days after the date of the underwriting agreement. To the extent that this option is exercised, each underwriter will be obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase additional shares proportionate to the underwriters' initial commitment as indicated in the preceding table. If the underwriters' option is exercised in full, the total price to the public will be $                      , the total underwriters' discounts and commissions will be $                      , and the total proceeds to us will be $                      .

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price shown on the cover page of this prospectus supplement and part to some dealers at a price that represents a concession not in excess of $    a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may occasionally be varied by the representatives of the underwriters.

        We have agreed that, without the consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus supplement. All of our directors and executive officers and certain large stockholders have agreed under lock-up agreements that, subject to certain specified exceptions, without the prior written consent of Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated, they will not directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 90 days after the date of this prospectus supplement. However, one of our stockholders subject to this lock-up agreement may distribute up to 1,000,000 shares to its affiliates 60 days after the date of this prospectus supplement.

        We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

        To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or alter the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a short position in the common stock for their own account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, including for example if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or in stabilization transactions. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        A prospectus supplement and accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters' or any selling group member's website and any information contained in any other website maintained by the underwriter or any selling group member is not intended to be a part of this prospectus supplement or accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus supplement, certain partners and associates of Cooley Godward LLP own an aggregate of 17,889 shares of our common stock through an investment partnership. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 2000, and for the period from February 25, 1998 (inception) to December 31, 1998 and for the years ended December 31, 1999 and 2000, as set forth in their report. We have included our financial statements in this prospectus supplement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (of which this prospectus supplement and accompanying prospectus form a part) on Form S-3 with respect to the common stock being offered by this prospectus supplement. This prospectus supplement and accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits thereto. Statements contained in this prospectus supplement as to the contents of any contract or other document referred to herein are not necessarily complete and, where any contract is an exhibit to the registration statement, each statement with respect to the contract is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms.

        We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC.

        The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate into this prospectus supplement information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus supplement, or information that we later file with the SEC, modifies and replaces such information. We incorporate by reference the following documents we have filed with the SEC:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001 and amended on Form 10-K/A on April 4, 2001;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 (filed with the SEC on May 15, 2001), June 30, 2001 (filed with the SEC on August 3, 2001) and September 30, 2001 (filed with the SEC on November 13, 2001);

  •
  the current reports on Form 8-K we filed with the SEC on January 19, 2001, March 29, 2001, April 27, 2001, June 18, 2001, June 29, 2001, July 10, 2001, July 18, 2001, September 19, 2001 and December 21, 2001; and

  •
  the description of our common stock, which is registered under Section 12 of the Exchange Act in our registration statement on Form 8-A, filed on March 6, 2000, including any amendments or reports filed for the purpose of updating such description.

        All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus supplement will become a part of this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement call or write Vice President and Chief Financial Officer, InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005, telephone (415) 466-2200. We will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this prospectus supplement.

INDEX TO FINANCIAL STATEMENTS

Audited financial statements as of December 31, 2000 and 1999, for each of the two years in the period ended December 31, 2000 and for the period from February 25, 1998 (inception) to December 31, 1998
Report of Ernst & Young LLP, Independent Auditors	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)	F-5
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8
Unaudited consolidated financial statements as of September 30, 2001 and December 31, 2000 and for the three and nine months ended September 30, 2001 and September 30, 2000
Condensed Consolidated Balance Sheets	F-28
Condensed Consolidated Statements of Operations	F-29
Condensed Consolidated Statements of Cash Flows	F-30
Notes to Condensed Consolidated Financial Statements	F-31

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
InterMune Pharmaceuticals, Inc.

        We have audited the accompanying balance sheets of InterMune Pharmaceuticals, Inc. as of December 31, 2000 and 1999, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the years ended December 31, 2000 and 1999, and the period from February 25, 1998 (inception) to December 31, 1998. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterMune Pharmaceuticals, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG LLP

Palo Alto, California
February 9, 2001

INTERMUNE PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share data)

        ASSETS

	December 31, 2000	December 31, 1999
Current assets:
Cash and cash equivalents	$48,191	$3,772
Available-for-sale securities	146,329	442
Accounts receivable, net	1,800	409
Inventories	1,049	831
Notes receivable from officer	—	104
Product revenue rights from Connetics, net	2,633	—
Other current assets and prepaid expenses	552	19

Total current assets	200,554	5,577
Property and equipment, net	845	28
Restricted cash balance	250	250

	$201,649	$5,855

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$3,874	$1,810
Accrued payroll	638	93
Payable to Connetics	912	538
Royalty payable to Genentech	424	1,914

Total current liabilities	5,848	4,355
Long-term obligations payable to Connetics	—	1,624
Redeemable convertible preferred stock	—	7,417
Commitments
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2000 and; no par value; 14,870,000 shares authorized, 1,835,000 shares issued and outstanding at December 31, 1999	—	4,507
Common stock, $0.001 par value, 45,000,000 shares authorized; 23,897,954 shares issued and outstanding at December 31, 2000 and; no par value, 30,000,000 shares authorized, 1,890,833 shares issued and outstanding at December 31, 1999	24	5,659
Additional paid-in capital	239,620	—
Notes receivable from stockholder	(95)	—
Deferred stock compensation	(7,188)	(5,286)
Accumulated other comprehensive income	107	—
Accumulated deficit	(36,667)	(12,421)

Total stockholders' equity (deficit)	195,801	(7,541)

	$201,649	$5,855

See accompanying Notes.

INTERMUNE PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the year ended December 31,		For the period from February 25, 1998 (inception) to December 31,
	2000	1999	1998
Product sales, net	$11,201	$556	$—
Costs and expenses:
Cost of goods sold	4,990	240	—
Amortization of product revenue rights	1,777	—	—
Research and development	20,821	2,969	1,235
Selling, general and administrative	16,152	2,656	892
Acquired pre-FDA approval rights	—	1,094	4,000

Total costs and expenses	43,740	6,959	6,127

Loss from operations	(32,539)	(6,403)	(6,127)
Other income (expense):
Interest income	8,484	240	55
Interest expense	(191)	(186)	—

Net loss	(24,246)	(6,349)	$(6,072)

Preferred stock accretion	(269)	(657)
Deemed dividend on redeemable preferred stock	(27,762)	—

Net loss applicable to common stockholders	$(52,277)	$(7,006)

Historical basic and diluted net loss per common share	$(3.05)	$(9.12)

Shares used in computing historical basic and diluted net loss per common share	17,114	768

See accompanying Notes.

INTERMUNE PHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except per share data)

			Stockholders' Equity (Deficit)
	Redeemable convertible preferred stock		Convertible preferred stock
					Common stock			Notes receivable from stockholder	Deferred compensation related to stock options	Accumulated other comprehensive income
							Additional paid-in capital				Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
From the period from February 25, 1998 (inception) to December 31, 1998
Net loss and comprehensive net loss											(6,072)	(6,072)
Issuance of common stock to founders for $0.001 per share	—	—	—	—	1,600	2	—	—	—	—	—	2
Repurchase of common stock at $0.001 per share	—	—	—	—	(1,600)	(2)	—	—	—	—	—	(2)
Capital transactions with Parent (Connetics):
Issuance of Series A convertible preferred stock for contributed capital at $0.915 per share in August and October 1998
Intellectual capital contributed by Parent (Connetics)	—	—	4,369	4,000	—	—	—	—	—	—	—	4,000
Cash	—	—	6,831	6,253	—	—	—	—	—	—	—	6,253

Balance at December 31, 1998	—	—	11,200	10,253	—	—	—	—	—	—	(6,072)	4,181
Net loss and comprehensive net loss	—	—	—	—	—	—	—	—	—	—	(6,349)	(6,349)
Issuance of restricted common stock to founders for cash at $0.01 per share	—	—	—	—	815	8	—	—	—	—	—	8
Capital transactions with Parent (Connetics):
Exchange of convertible preferred shares on April 27, 1999:
Return of Series A	—	—	(11,200)	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 at $1.25 per share	—	—	960	—	—	—	—	—	—	—	—	—
Contributed capital from Parent (Connetics) (cash)	—	—	—	396	—	—	—	—	—	—	—	396
Return of capital to Parent (Connetics) (cash)	—	—	—	(4,722)	—	—	—	—	—	—	—	(4,722)
Return of capital to Parent (Connetics) (cash and/or stock)	—	—	—	(2,514)	—	—	—	—	—	—		(2,514)
Issuance of Series A-1 convertible preferred stock for license rights at $1.25 per share	—	—	875	1,094	—	—	—	—	—	—	—	1,094
Issuance of Series A-2 redeemable convertible preferred stock for cash, net of issuance costs of $95	4,800	5,260	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for cash at $0.672 per share	—	—	—	—	975	655	—	—	—	—	—	655
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	800	1,000	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 redeemable convertible preferred stock for cash at $1.25 per share	400	500	—	—	—	—	—	—	—	—	—	—
Repurchase of common stock at $0.01 per share	—	—	—	—	(79)	(1)	—	—	—	—	—	(1)
Exercise of stock options	—	—	—	—	180	23	—	—	—	—	—	23
Deferred stock compensation	—	—	—	—	—	5,631	—	—	(5,631)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	345	—	—	345
Preferred stock accretion	—	657	—	—	—	(657)	—	—	—	—	—	(657)

INTERMUNE PHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except per share data)
 (continued)

			Stockholders' Equity (Deficit)
	Redeemable convertible preferred stock		Convertible preferred stock
					Common stock			Notes receivable from stockholder	Deferred compensation related to stock options	Accumulated other comprehensive income
							Additional paid-in capital				Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 1999	6,000	7,417	1,835	4,507	1,891	5,659	—	—	(5,286)	—	(12,421)	(7,541)
Return of capital to Connetics	—	—	—	—	—	—	(1,000)	—	—	—	—	(1,000)
Reincorporation in Delaware	—	—	—	—	—	(5,657)	5,657	—	—	—	—	—
Unrealized gain on available-for-sale securities of $107, net of reclassification adjustments for gain/(loss) included in net loss of $0	—	—	—	—	—	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	—	—	—	—	—	(24,246)	(24,246)
Comprehensive net loss	—	—	—	—	—	—	—	—	—	—	—	(24,139)
Issuance of Series B redeemable convertible preferred stock for cash, net of issuance costs of $1,424 at $5.59 per share	4,757	25,166	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock to agent upon completion of private placement financing	120	671	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock as milestone payment to Connetics	89	500	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	1,075	1	462	(90)	—	—	—	373
Interest on note receivable from stockholder	—	—	—	—	—	—	—	(5)	—	—	—	(5)
Preferred stock accretion	—	269	—	—	—	—	(269)	—	—	—	—	(269)
Repurchase of common stock	—	—	—	—	(124)	—	(15)	—	—	—	—	(15)
Conversion of preferred stock upon close of initial public offering	(10,966)	(34,023)	(1,835)	(4,507)	12,801	13	38,517	—	—	—	—	34,023
Issuance of common stock in initial public offering at $20.00 per share, net of issuance costs of $10,015	—	—	—	—	6,250	6	114,979	—	—	—	—	114,985
Issuance of common stock in a private placement at $38.00 per share, net of issuance costs of $4,932					2,000	2	71,066	—	—	—	—	71,068
Stock compensation related to options granted to consultants for services	—	—	—	—	—	—	1,555	—	—	—	—	1,555
Stock issued under Employee Stock Purchase Plan	—	—	—	—	5	—	85	—	—	—	—	85
Deferred stock compensation	—	—	—	—	—	—	8,583	—	(8,583)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	6,681	—	—	6,681

Balance at December 31, 2000	—	—	—	—	23,898	24	239,620	(95)	(7,188)	107	(36,667)	195,801

INTERMUNE PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31,		For the period from February 25, 1998 (inception) to December 31,
	2000	1999	1998
Cash flows used for operating activities:
Net loss	$(24,246)	$(6,349)	$(6,072)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization of deferred stock compensation	6,681	345	—
Issuance of equity instruments for non-cash benefits	2,226	—	—
Accretion of long-term obligations payable to Connetics	144	111	—
Stock issued for acquired pre-FDA approval rights	—	1,094	4,000
Forgiveness of related party obligation	—	—	253
Depreciation and amortization	160	2	—
Interest receivable on stockholder note	(5)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,391)	(409)	—
Inventories	(218)	(831)	—
Notes receivable from officer	104	(104)	—
Other current assets and prepaid expenses	(533)	(18)	—
Restricted cash balance	—	250	—
Accounts payable and accrued payroll	2,609	1,710	191
Payable to Connetics	(3,527)	(309)	348
Royalty payable to Genentech	(1,490)	1,914	—

Net cash used for operating activities	(19,486)	(3,094)	(1,280)

Cash flows from investing activities:
Purchase of property and equipment	(977)	(30)	—
Purchases of available-for-sale securities	(235,870)	(24,198)	(11,409)
Sales and maturities of available-for-sale securities	90,090	26,160	9,004

Net cash (used) provided for investing activities	(146,757)	1,932	(2,405)

Cash flows from financing activities:
Contributed capital for preferred stock	—	396	6,000
Return of capital to Parent (Connetics)	(1,000)	(5,222)	—
Proceeds from issuance of common stock, net	186,496	685	—
Proceeds from redeemable preferred stock, net	25,166	6,760	—

Net cash provided by financing activities	210,662	2,619	6,000

Net increase in cash and cash equivalents	44,419	1,457	2,315
Cash and cash equivalents at beginning of period	3,772	2,315	—

Cash and cash equivalents at end of period	$48,191	$3,772	$2,315

Supplemental disclosure of cash flow information:
Return of capital on obligation to Parent (Connetics)	$(1,000)	$(2,014)	$—
Long-term obligation on return of capital	—	1,514	—
Short-term obligation on return of capital	—	500	—
Interest paid	122	—	—
Schedule of non-cash transactions:
Deferred stock compensation	8,583	5,631	—
Issuance of shares for note receivable	90	—	—
Issuance of common stock as settlement of obligation	500	—	—

See accompanying Notes.

InterMune Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Overview

        InterMune Pharmaceuticals, Inc. ("InterMune" or the "Company") develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and cancer. The Company has the exclusive license rights in the United States to ACTIMMUNE (Interferon gamma-1b) Injection for a range of indications, including chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, cancer, mycobacterial infections, systemic fungal infections and cystic fibrosis. The Company has active development programs underway for these indications, several of which are in mid- or advanced-stage human testing, known as clinical trials. The FDA has approved ACTIMMUNE for the treatment of chronic granulomatous disease, and the Company markets and sells ACTIMMUNE in the United States for this disease. In February 2000, the FDA approved the Company's biologics license application for ACTIMMUNE for the treatment of severe, malignant osteopetrosis, and the Company markets and sells ACTIMMUNE in the United States for this disease.

        The Company was incorporated on February 25, 1998 in the State of California and commenced operations as a wholly owned subsidiary of Connetics Corporation ("Connetics") in May of 1998. Beginning in May 1998, Connetics contributed certain development rights and intellectual property valued at $4 million, cash of $6 million and unreimbursed operating costs of $0.3 million to InterMune, then its wholly-owned subsidiary. The value of the development rights and intellectual property contributed was determined by the amount Connetics had paid Genentech for those same rights in May 1998. The entire value of these rights had been allocated to in-process research and development by Connetics and has also been reflected in InterMune's statement of operations for the period from February 25, 1998 (inception) through December 31, 1998, as acquired pre-FDA approval rights with a corresponding increase to capital contributed by parent. The determination of the portion of the value of the rights allocable to in-process research and development was made based upon the discounted cash flows of the rights acquired projected over a ten year period, and included the costs of research and development efforts necessary to prove efficacy of the molecule to which the rights pertain. The Company reincorporated in Delaware on March 21, 2000.

        On April 27, 1999, the Company obtained venture capital funding and was reorganized pursuant to the Series A-1 and A-2 Preferred Stock Purchase Agreement (see Note 3). At the time of the reorganization, approximately $4.7 million of the $10.3 million of capital originally contributed by Connetics to InterMune, its wholly owned subsidiary, was returned to Connetics in the form of cash. The Company also recorded a liability for $3.0 million to be paid to Connetics over the next several years in cash and stock (see Note 3), the present value of which was recorded as a return of capital to Connetics. The Company cancelled all of the 11.2 million shares of Series A preferred stock it had originally issued to Connetics. Connetics also received 960,000 shares of InterMune's Series A-1 preferred stock and net sales of ACTIMMUNE (as well as incurring associated costs and expenses) up to a baseline amount through December 2001, both in exchange for the remaining $3.4 million of Connetics' contributed capital. See Note 3 for a more complete description of the April 27, 1999 agreements. At that time, Connetics retained approximately 9.0% ownership in the Company.

        On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (established by the Transition Agreement, dated April 27, 1999). Beginning with the three-month period ended June 30, 2000, the Company recorded all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. These sales, costs of sales and amounts receivable were recorded by the Company on a net basis, in the accompanying financial statements for the period from February 25, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the three-month period ended March 31, 2000. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

Basics of Accounting

        The accompanying financial statements include the operations of InterMune for the period from February 25, 1998 to April 27, 1999, as a wholly owned subsidiary of Connetics. The Company's financial statements include all costs of doing business during the period it was a wholly owned subsidiary. Separate accounting records for the Company were maintained during this period, but were included in the consolidated financial statements of Connetics. Connetics provided InterMune with certain information services, accounting activities, employee benefit administration and research and development services as described in Note 3. InterMune is charged the actual time incurred plus an allocation of overhead costs based upon time incurred. The Company believes the allocation methodology is reasonable.

        Prior to the date of InterMune's incorporation, February 25, 1998, Connetics had licensed certain rights to ACTIMMUNE for dermatological indications from Genentech and has retained an option to such dermatological rights. In April 1998, after the incorporation of InterMune, Connetics licensed the rights to ACTIMMUNE from Genentech for different indications, including the treatment of serious infectious and pulmonary diseases, infectious diseases and cancer, for $4.0 million of Connetics stock. Those rights were subsequently sublicensed to InterMune in exchange for InterMune convertible preferred stock. On April 27, 1999, InterMune issued to Genentech 875,000 shares of InterMune Series A preferred stock valued at $1.1 million in exchange for additional ACTIMMUNE development rights in Japan and a reduction of future royalties on potential ACTIMMUNE net product revenues through its sublicense agreement with Connetics.

        During the year ended December 31, 2000, the Company emerged from its development stage and commenced generating revenue. As such, its financial statements are no longer prepared on a development stage basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Available-For-Sale Securities

        Cash and cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months. Investments with maturities beyond three months at the date of acquisition and that mature within one year from the balance sheet date are considered to be short-term investments. Cash equivalents and available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The estimated fair value amounts have been determined by the Company using available market information. The cost of securities sold is based on the specific identification method.

Concentration of Risk

        Cash equivalents and investments are financial instruments which potentially subject the Company to concentration of risk to the extent recorded on the balance sheet. Management of the Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity.

        In 2000, three wholesale customers accounted for 33%, 25%, and 21% of total net product sales. In 1999, the same three wholesale customers accounted for 29%, 23% and 9% of total net product sales.

        InterMune may need to rely solely on Genentech, through March 2002, for the commercial supply of ACTIMMUNE for sales. Any extended interruption in the supply of ACTIMMUNE could result in the failure to meet customer demand.

Inventories

        Inventories consist principally of finished good products and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

        Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

Fair Value of Financial Instruments

        Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term royalty payable, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

Revenue Recognition

        Revenues from product sales are recognized upon shipment when title passes to the customer, net of allowances for estimated returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. The Company monitors product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. The Company believes that its product return reserves are adequate. The Company has not experienced any significant returns of expired product.

        Sales and related costs of sales and accounts receivable for sales below the baseline amount were transacted for Connetics under the Transition Agreement (see Note 3). For sales below the baseline amount, any amounts in excess of net revenues less costs to produce and market are paid to Connetics under the Transition Agreement. These sales, costs of sales and amounts receivable are recorded by us on a net basis, which is equivalent to zero in the accompanying financial statements. Thus, the Company does not record receivables or product returns for sales transacted for Connetics in their financial statements. Such sales, costs of sales and accounts receivable are not subject to the risks and rewards of ownership by the Company.

        On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation to purchase all rights to ACTIMMUNE revenues under the baseline that had previously been recorded by Connetics established by the Transition Agreement, dated April 27, 1999 (see Note 3). Beginning with the three-month period ended June 30, 2000, all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics would now be recorded by the Company. These sales, costs of sales and amounts receivable are on a net basis, in the accompanying financial statements for the period from February 25, 1998 (inception) to December 31, 1998, the year ended December 31, 1999 and the three-month period ended March 31, 2000. Such sales, costs of sales and accounts receivable were not previously subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

Research and Development Costs

        Research and development costs are expensed in the period incurred.

Advertising Costs

        The Company expenses advertising costs as incurred. Advertising costs were $581,000 for the year ended December 31, 2000, and were not material for the year ended December 31, 1999 and for the period from February 25, 1998 (inception) to December 31, 1998.

Income Taxes

        In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Patent Costs

        Costs related to patent prosecution are expensed as incurred, as recoverability of such expenditures is uncertain.

Stock-Based Compensation

        As permitted by SFAS No. 123 (SFAS 123), Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized.

        When the exercise price of the employee or director stock options is less than the deemed fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference. Deferred compensation is being amortized using the graded vesting method over the vesting period of the original award, generally five years. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, and are recognized over the related service period and is periodically remeasured as the underlying options vest.

Comprehensive Income (loss)

        SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including unrealized gains or losses on the Company's available-for-sale securities to be included in total comprehensive income (loss). Total comprehensive loss for each of the periods presented has been disclosed in the statement of stockholders' equity.

Segment Reporting

        Company management has determined that the Company operates in one business segment. The Company currently markets ACTIMMUNE in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis.

Net Loss Per Share

        In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Shares subject to repurchase are deducted from the outstanding shares in arriving at the weighted average shares outstanding. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect. The shares to be issued upon the exercise of stock options were 1,222,653 and 990,000 for 2000 and 1999, respectively. As of December 31, 2000 and 1999, the Company had 0 and 1,835,000 shares of convertible preferred stock outstanding, respectively.

        Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that automatically converted upon the closing of the Company's initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). For the year ended December 31, 1999, the pro forma shares also reflect the common equivalent shares of preferred and common stock issued on April 27, 1999, in connection with the reorganization as though they had been outstanding for the entire year.

        The Company's capital structure during 1998 was that of a wholly owned subsidiary. Earnings per share data for 1998 has not been presented as the capital structure changes that took place in 1999 made such presentation less meaningful.

        The calculation of historical and pro forma basic and diluted net loss per share is as follows (In thousands, except per share data):

	Year ended December 31,
	2000	1999
Actual:
Net loss	$(24,246)	$(6,349)
Preferred stock accretion	(269)	(657)
Deemed dividend to preferred shareholders	(27,762)	—

Net loss allocable to common stockholders	$(52,277)	$(7,006)

Historical basic and diluted:
Weighted-average shares of Common stock outstanding	18,236	1,202
Less: weighted-average shares subject to repurchase	(1,122)	(434)

Weighted-average shares used in computing basic and diluted net loss per common share	17,114	768

Basic and diluted net loss per Common share	$(3.05)	$(9.12)

Pro forma basic and diluted:
Net loss allocable to common stockholders	$(52,277)	$(7,006)
Add: Preferred stock accretion	269	657

Net loss before preferred stock accretion	$(52,008)	$(6,349)

Shares used above	17,114	768
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock to common stock	2,831	4,790
Pro forma adjustment to reflect the common equivalent shares of preferred and common stock issued in connection with the reorganization	—	2,212

Weighted average shares used in computing pro forma basic and diluted net loss per common share	19,945	7,770

Pro forma basic and diluted net loss per common share	$(2.61)	$(0.82)

New Accounting Pronouncements

        In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133, as amended, requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting rules for different types of hedges. FAS 133 is effective for the Company in the first quarter of 2001 and is not expected to have a material impact on our financial position or results of operations.

        In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," (FIN 44) which provides guidance on several implementation issues related to Accounting Principles Board Opinion No. 25. FIN 44 became effective on July 1, 2000 and its adoption did not have a material impact on our financial position and results of operations.

        In June 2000, the Securities and Exchange Commission required the implementation of Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," by the end of calendar year 2000. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We adopted SAB 101 in the fourth quarter of 2000 and the adoption did not have a material impact on our financial position or results of operations.

3. COLLABORATION, LICENSE, SERVICE AGREEMENTS AND OTHER TRANSACTIONS WITH RELATED PARTIES

Sublicense and Collaboration Agreements

        On August 21, 1998, the Company and Connetics entered into an exclusive sublicense agreement (the sublicense agreement), pursuant to which:

  (a)
  Connetics granted an exclusive sublicense to InterMune under the Genentech License for ACTIMMUNE for specific indications;

  (b)
  InterMune granted to Connetics the exclusive option to practice such sublicensed rights in the dermatology field and;

  (c)
  InterMune agreed to pay all amounts owed by Connetics to Genentech related to ACTIMMUNE net sales except with respect to sales made by Connetics in the event Connetics exercises its option. Under the sublicense agreement, InterMune agreed to be responsible for all costs of development and commercialization of ACTIMMUNE in the specified indications, to pay specified payments to Genentech upon completion of certain development and commercialization milestones, and to pay future royalties on net annual ACTIMMUNE sales annually.

        On April 27, 1999, Connetics amended the terms of its license agreement with Genentech and obtained additional rights to ACTIMMUNE, which it simultaneously sublicensed to InterMune.

        On April 27, 1999, InterMune and Connetics also signed a Collaboration Agreement, which was terminated in June 2000 through the Revenue Adjustment Agreement. As a result of the sublicense, transition, service, and collaboration agreements between InterMune and Connetics, Connetics received 960,000 shares of InterMune's Series A-1 preferred stock, rights to net sales of ACTIMMUNE up to a baseline amount through December 2001, less associated cost of goods sold and marketing expenses, a nominal royalty on ACTIMMUNE net sales, and the following payments of cash and stock, all of which represent the return of a portion of Connetics' invested capital: $4.7 million of cash on April 27, 1999; an additional $500,000 cash payment on April 27, 1999; $500,000 cash due on March 31, 2001; $1.5 million payable in installments of cash or stock beginning on March 31, 2002 and due in full by March 31, 2004; and an additional $1.5 million payable in stock and cash. The $500,000 due on March 31, 2001 and the $1.5 million payable in installments of cash and stock due through March 31, 2004 were recorded at their net present value of $1.6 million as long-term obligations payable to Connetics as of December 31, 1999. The Company originally planned return of these capital payments to Connetics on April 27, 1999, but the Company and Connetics agreed to defer such payments to provide the Company with additional working capital. The Company and Connetics agreed to increase the amounts to be repaid from approximately $1.6 million to $2.0 million reflective of the imputed interest resulting from the deferral at a rate of interest equal to prime plus 2%. Of the additional $1.5 million, $500,000 was accrued in "payable to Connetics" as of December 31, 1999, in the accompanying financial statements as a reduction of capital contributed by parent. This amount was paid to Connetics in Series B preferred stock on January 7, 2000. The remaining additional $1 million obligation payable in cash or InterMune stock was contingent upon a subsequent closing of a round of financing, an initial public offering or the acquisition of the

Company. This amount was paid in cash on March 30, 2000 following the close of the Company's initial public offering and was recorded as a return of capital.

        In connection with the Revenue Adjustment Agreement, the remaining payments due to Connetics of $500,000 and $1.5 million due on March 2001, and March 2004, were renegotiated and $843,000 was paid on June 30, 2000, and $943,000 is scheduled to be paid on or before March 31, 2001. The net present value of the $943,000 obligation is $912,000 and is included in the financial statements as of December 31, 2000. See Revenue Adjustment Agreement below.

Service Agreement

        On October 12, 1998, the Company entered into a five-year agreement, as amended, whereby Connetics provided to the Company certain information services, accounting activities, facilities, employee benefit administration and research and development services. This agreement has been terminated. The Company paid to Connetics a total of $45,000, $1,190,000 and $362,000 for the years ended December 31, 2000 and 1999 and for the period from February 25, 1998 (inception) to December 31, 1998, respectively, under this agreement.

Transition Agreement

        On April 27, 1999, the Company and Connetics entered into a three-year Transition Agreement, which was terminated in June 2000 by the Revenue Adjustment Agreement. The Revenue Adjustment Agreement effectively transferred certain ACTIMMUNE distribution, sales and marketing responsibilities from Connetics to InterMune. Under the original terms of the Transition Agreement, InterMune was obligated to:

  •
  Provide to Connetics certain product management services including order entry, packaging, shipping, invoicing and credit and collection activities related to the sales of ACTIMMUNE units. Reimbursements for product management costs are netted against the costs incurred. Total product management costs and reimbursements from Connetics totaled $13,000, $348,000 and $73,000 for the years ended December 31, 2000 and 1999, and for the period from February 25, 1998 (inception) to December 31, 1998, respectively.

  •
  Pay Connetics each month the net sales of ACTIMMUNE up to a predetermined baseline for the period from January 15, 1999 through December 31, 2001, less associated cost of goods sold and marketing expenses. The predetermined baseline is preset for each calendar year under the agreement. The Company paid to Connetics $484,000 for the three-month period ended March 31, 2000 and $1,357,000 under this arrangement for the year ended December 31, 1999.

  •
  Transition manufacturing of ACTIMMUNE from Genentech to a third-party alternative manufacturer. In order to expedite and effect this transfer of manufacturing, Connetics will pay a percentage of all actual costs, up to a pre-determined cap, to complete the transfer of manufacturing of ACTIMMUNE to a third-party alternative manufacturer. A total of $2.7 million and $100,000 has been incurred by InterMune for the year ended December 31, 2000 and for the period from February 28, 1998 (inception) through December 31, 1999, respectively, under this obligation.

Revenue Adjustment Agreement

        On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (as established by the Transition Agreement). Beginning with the three-month period ended June 30, 2000, the Company owned and recorded all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. These sales, costs of sales and accounts receivable were recorded by the Company on a net basis, in the financial statements for the period from February 25, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999 and for the three months ended March 31, 2000. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

        On June 27, 2000 through the Revenue Adjustment Agreement, the Company paid to Connetics $5.2 million in cash in conjunction with the purchase of all the rights to ACTIMMUNE from Connetics that the Company did not already own. The amount paid to Connetics included $807,000 as the prepayment of long-term obligations owed to them and $4.4 million for product revenue rights that were recorded as a prepaid asset "Product revenue rights from Connetics." At December 31, 2000, a total of $2.6 million of the prepaid revenue rights remained unamortized and will be amortized based upon product units shipped over the next 12 months of operations.

Acquired Pre-FDA Approval Rights

        InterMune licenses its development and marketing rights for ACTIMMUNE from Genentech, Inc. Connetics had obtained these rights for ACTIMMUNE through the Genentech License in May 1998, as amended in April 1999, and had sublicensed these rights to InterMune through the License Agreement. On June 27, 2000, through the Assignment and Option Agreement, Connetics assigned these rights to InterMune. InterMune's associated rights to ACTIMMUNE include uses in chronic granulomatous disease, osteopetrosis, pulmonary fibrosis, infectious diseases, and cystic fibrosis. Connetics had sublicensed the rights to all of these disease indications, except for net sales of ACTIMMUNE, up to a baseline amount through December 2001, to InterMune. ACTIMMUNE has been approved by the FDA for use in the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. For other indications ACTIMMUNE is in development. The Company will incur significant costs to develop and prove efficacy in each of the other indications.

        Connetics paid Genentech $4.0 million for these rights in May 1998. The Company valued its sublicensed rights from Connetics at $4.0 million based on this amount paid by the Company's then parent company, Connetics. A discounted cash flow analysis of the projected revenues and costs based on the potential market, the estimated costs to obtain the required approvals and costs to manufacture and market ACTIMMUNE for each indication shows a negative cash flow for the chronic granulomatous disease indication and positive cash flows for several of the other indications with larger patient populations. Negative cash flows from chronic granulomatous disease result from a small U.S. market of only 400 to 1000 patients, high costs of manufacturing due to small quantities, a royalty payable to Genentech and significant costs to market the product. Because realization of the non-chronic granulomatous disease indications' revenue streams is uncertain, due to the early stages of development and the high costs to develop, the Company has expensed the $4.0 million acquisition cost.

        On April 27, 1999, InterMune acquired additional ACTIMMUNE development rights in Japan as well as reduction of future royalties of potential ACTIMMUNE annual net sales above a certain threshold. For these rights, InterMune issued Genentech 875,000 shares of Series A-1 convertible preferred stock. The acquired rights were valued at $1.1 million, the purchase price of the stock issued, as paid by new investors in the then most recent round of financing. The acquired development rights were estimated to have no immediate realizable value, as no approvals for ACTIMMUNE have been obtained in Japan and significant costs will be incurred to obtain such approvals. The reduction of the royalty rate was similarly deemed to have no current realizable value because sales of ACTIMMUNE for chronic granulomatous disease (the only FDA approved use of ACTIMMUNE at the time) were not likely to exceed the annual sales threshold due to the small U.S. market size of 400 to 1,000 patients. Accordingly, a $1.1 million charge to acquired pre-FDA approval rights was recorded.

Note Receivable

        In connection with Dr. Harkonen's transition from Connetics to InterMune, the Company assumed his outstanding loan of $100,000 by Connetics to Dr. Harkonen pursuant to a secured loan agreement and promissory note dated July 1, 1999 and payable in full on October 30, 2000. The interest rate on the promissory note is 7.5% per annum. The total obligation was paid in full on October 30, 2000.

Note Receivable From Stockholder

        In January 2000, the Company issued common stock to an employee in exchange for a full recourse promissory note in the amount of $90,000 upon exercise of stock options. The promissory note bears interest of 8.5% per annum with principal and accrued interest payable in full on January 27, 2005.

4. SPONSORED RESEARCH, LICENSE AND SUPPLY AGREEMENTS

License Agreement With Medical College of Wisconsin ("MCW") Research Foundation

        Under an agreement with MCW Research Foundation, Inc. dated March 25, 1999, the Company acquired an exclusive worldwide license to develop, manufacture and sell the Pseudomonas V Antigen in the field of human disease therapy. The Company paid a license fee of $50,000, agreed to make future milestone payments upon the completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 90 days written notice.

Sponsored Research and License Agreement

        Under a three year agreement with Panorama Research, Inc. dated January 1, 2000, the Company acquired an exclusive worldwide license to develop and commercialize peptides that block staphylococcus aureus infections. The Company agreed to fund research as incurred, make future milestone payments upon completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 30 days written notice. The Company paid a total of $150,000 during the year ended December 31, 2000.

Research program

        On November 28, 2000, the Company signed an agreement with Protein Design Labs, Inc. ("PDL") under which PDL will humanize an InterMune monoclonal antibody targeted to the bacteria Pseudomonas aeruginosa. InterMune paid an upfront fee and will be required to pay milestone payments upon the achievement of specified objectives, annual maintenance payments and royalties on any product sales. The Company paid PDL a total of $1.0 million during the year ended December 31, 2000, under the terms of this agreement which was accounted for as research and development expense.

Supply Agreement

        The supply agreement with Boehringer Ingelheim also generally provides for the mutual exclusive supply by Boehringer Ingelheim and purchase by us of interferon gamma-1b. If we do not purchase a minimum amount of interferon gamma-1b, we pay a penalty. If Boehringer Ingelheim is not able to supply all of our requirements for interferon gamma-1b, we may choose an additional manufacturer. Under this agreement, we are required to maintain a standby letter of credit in the amount of approximately $530,000. The amount of the standby letter of credit approximates 20% of the total payment obligation under this agreement with respect to Boehringer Ingelheim's establishment of comparability between its product and Genentech's. The term of the agreement expires on December 31, 2006 and automatically renews for successive terms, except if either Boehringer Ingelheim or we choose not to continue at a defined time prior to the expiration of the then current term.

5. INVESTMENTS

        The following is a summary of the Company's investments as of December 31, 2000 and 1999, respectively (In thousands):

December 31, 2000:

	Amortized cost	Unrealized gain	Fair value
Obligations of U.S. government agencies	$26,802	$—	$26,802
Corporate debt securities	163,691	107	163,798

	$190,493	$107	$190,600

Reported as:

	Amortized cost	Unrealized gain	Fair value
Cash equivalents	$44,271	$—	$44,271
Available-for sale securities	146,222	107	146,329

	$190,493	$107	$190,600

December 31, 1999:

	Amortized cost	Unrealized gain (loss)	Fair value
Obligations of U.S. government agencies	$—	$—	$—
Corporate debt securities	3,682	—	3,682

	$3,682	$—	$3,682

Reported as:

	Amortized cost	Unrealized gain (loss)	Fair value
Cash equivalents	$3,240	$—	$3,240
Available-for-sale securities	442	—	442

	$3,682	$—	$3,682

        The gross realized gains and losses for the years 2000 and 1999 were not material. Realized gains and losses were calculated based on the specific identification method. At December 31, 2000, the average maturity of our available-for-sale securities was 91 days.

6. PROPERTY AND EQUIPMENT

        Property and equipment and related accumulated depreciation and amortization is as follows (In thousands):

	December 31, 2000	December 31, 1999
Computer equipment	$407	$6
Office furniture and fixtures	470	24
Leasehold improvements	130	—

	1,007	30
Less accumulated depreciation and amortization	(162)	(2)

	$845	$28

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Redeemable convertible preferred stock and convertible preferred stock are issuable in series, with rights and preferences designated by series. The shares that were designated and outstanding as of December 31, 1999 are listed below (In thousands).

			Dollar Amounts
	Number of shares
					Cumulative Undeclared Preferred Dividends
	Designated	Issued and Outstanding	Aggregate Liquidation Preference	Carrying Amount
Redeemable convertible preferred stock:
Series A-2	6,000	6,000	$7,500	$6,760	$365
Series B	5,200	—	—	—	—

	11,200	6,000	7,500	6,760	365
Accretion of preferred stock	—	—	—	657	—

	11,200	6,000	7,500	7,417	365
Convertible preferred stock:
Series A-1	1,835	1,835	2,294	4,507	125
Series A-3	6,000	—	—	—	—
Series A-4	1,835	—	—	—	—
Series B-1	5,200	—	—	—	—

	14,870	1,835	2,294	4,507	125

Total	26,070	7,835	$9,794	$11,624	$490

        On January 7 and January 27, 2000, the Company issued 4,876,916 aggregate shares of Series B redeemable convertible preferred stock at $5.59 per share for aggregate proceeds of $27.3 million. The Company incurred approximately $1.4 million of issuance costs.

        On January 7, 2000, pursuant to the terms of the collaboration agreement with Connetics, the Company also issued to Connetics 89,445 shares of Series B redeemable convertible preferred stock. This stock issuance has been reflected as a return of capital to Connetics in the accompanying December 31, 1999 financial statements as the Company had concluded that the event triggering the issuance (the closure of the Series B financing) was probable at December 31, 1999.

        The deemed fair value of the common stock at the date of issuance of the Series B redeemable convertible preferred stock was determined to be $12.60 per share. As a result, the Company recorded a deemed dividend of $27.8 million for the Series B issuances in January 2000. The deemed dividend was recorded by offsetting charges and credits to additional paid in capital, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 2000.

        Upon the completion of the Company's initial public offering on March 24, 2000, all redeemable convertible preferred shares were converted on a one for one basis into shares of common stock of the Company.

Common Stock Subject To Repurchase

        In connection with the issuance of common stock to founders and the exercise of options pursuant to the Company's 1999 and 2000 Stock Option/Stock Issuance Plan, employees and non-employee directors entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares. With continuous employment or services provided to the company, generally the repurchase rights lapse at a rate of 20% at the end of the first year and at a rate of 1/48th of the remaining purchased shares for each continuous month of service thereafter. Total shares subject to repurchase by the Company were 935,000 and 663,000 as of December 31, 2000 and 1999, respectively.

Stock Compensation Plans

        In 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan ("1999 Plan"). The 1999 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally five years from the date of grant. In March 2000, the Company terminated all remaining unissued shares under the 1999 Plan.

        In January 2000, the Board of Directors adopted the 2000 Equity Incentive Plan and the 2000 Non-Employee Directors' Stock Option Plans. A total of 2,000,000 shares of common stock were reserved for issuance under the 2000 Equity Incentive Plan and 180,000 shares under the 2000 Non-Employee Directors' Stock Option Plan.

        The 2000 Equity Incentive Plan and 2000 Non-Employee Directors' Stock Option Plans provide for the granting of options to purchase common stock and the issuance of shares of common stock, subject to the Company's repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant.

        The stock option activity is summarized as follows:

	Outstanding Options
	Shares available for grant	Number of shares	Weighted average price per share
Balance at February 25, 1998	—	—	—
Authorized	—	—	—
Granted	—	—	—
Cancelled	—	—	—
Exercised	—	—	—

Balance at December 31, 1998	—	—	—
Authorized	2,000,000	—	—
Granted	(1,170,000)	1,170,000	$0.125
Cancelled	—	—	—
Exercised	—	(180,000)	$0.125

Balance at December 31, 1999	830,000	990,000	$0.125
Authorized	2,180,000	—	—
Shares terminated under 1999 plan	(121,584)	—	—
Granted	(1,370,500)	1,370,500	$14.34
Cancelled	63,334	(63,334)	$10.09
Exercised	—	(1,074,513)	$0.43
Repurchased	123,750	—	$0.125

Balance at December 31, 2000	1,705,000	1,222,653	$15.27

        The following table summarizes information about options outstanding at December 31, 2000:

Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number of shares		Weighted average exercise price	Number of shares	Weighted average exercise price
$0.125	70,528	8.9	$0.125	70,528	$0.125
$1.12	117,625	9.0	$1.12	117,625	$1.12
$4.50	559,500	9.1	$4.50	559,500	$4.50
$19.875–$28.00	269,000	9.4	$26.04	—	—
$39.875–$53.00	206,000	9.8	$43.75	—	—

	1,222,653		$15.27	747,653	$3.56

Employee Stock Purchase Plan

        To provide employees with an opportunity to purchase common stock of InterMune through payroll deductions, InterMune established the 2000 Employee Stock Purchase Plan. Under this plan, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. As of December 31, 2000, the Company had issued a total of 4,997 shares under this plan, and 195,003 shares remain available for future issuance.

        The fair value of the employees' purchase rights was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the year 2000; risk free interest rate of 6.0%, dividend yield of zero, an expected volatility factor of the market price of InterMune common stock of 90%; and an expected life of six months. The weighted-average fair value for shares issued under the employee stock plan for 2000 was $20.74.

Pro Forma Information

        In accordance with the provisions of SFAS 123, we apply APB Opinion No. 25 and related interpretations in accounting for our stock option plans and, accordingly, do not recognize compensation cost for options granted with exercise prices not less than fair value on the date of grant. If we had elected to recognize compensation cost based on the fair value of the options granted at grant date and including stock purchases under the Employee Stock Purchase Plan as prescribed by SFAS 123, our net loss and net loss per share numbers would have been decreased to the pro forma amounts indicated in the table below. Earnings per share for 1998 has not been presented as we were a wholly owned subsidiary of Connetics during 1998.

	Years ended December 31,
	2000	1999
	(In thousands except per share data)
Net loss applicable to common stockholders:
As reported	$(52,277)	$(7,006)
Pro forma	$(52,541)	$(7,006)
Net loss per share:
As reported	$(3.05)	$(9.12)
Pro forma	$(3.07)	$(9.12)

        We estimate the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years ended December 31,
	2000	1999
Expected stock price volatility	90%	70%
Risk-free interest rate	6.0%	6.0%
Expected life (in years)	8.7	5.0
Expected dividend yield	—	—

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, our management does not believe that the existing models necessarily provide a reliable single measure of the fair value of its options. The weighted average fair value of options granted was $19.27 in 2000 and $0.08 in 1999. No options were granted in 1998.

        The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Common Stock

        On March 29, 2000, the Company closed an initial public offering, in which the Company sold 6,250,000 shares of common stock at a price of $20.00 per share, raising $125.0 million in gross proceeds. The Company received offering proceeds of $115.0 million, net of $8.8 million in aggregate underwriters discounts and commissions and $1.2 million in related expenses. On the closing of the initial public offering, each outstanding share of preferred stock was converted into one share of common stock.

        On August 18, 2000, the Company closed a private financing, in which the Company sold 2,000,000 shares of common stock at a price of $38.00 per share, raising $76.0 million in gross proceeds. The Company received net proceeds of $71.1 million after deducting placement agent fees of $4.6 million and expenses of $0.3 million.

        InterMune's Certificate of Incorporation provides for the issuance of up to 45,000,000 shares of common stock. The holder of each share of common stock has a right to one vote.

        At December 31, 2000, common stock subject to future issuance is as follows:

Outstanding common stock options	1,222,653
Common stock available for grant under stock option plan	1,705,000
Common stock available for grant under the 2000 Employee Stock Purchase Plan	195,003

3,122,656

Stock Compensation

        In January 2000, the Company issued 133,000 options to purchase shares of common stock at a weighted average exercise price of $0.37 per share to consultants in exchange for research and development consulting services. Compensation expense is recorded as the options vest based upon the fair value of the options, determined using the Black-Scholes pricing model.

        In connection with the grant of certain stock options to employees for the years ended December 31, 2000 and 1999, the Company recorded deferred stock compensation of approximately $8.6 million and $5.6 million, respectively. These amounts represent the difference between the fair value of the common stock and the option exercise price at the date of grant. The Company recorded amortization of deferred stock compensation of approximately $6.7 million and $345,000 for the years ended December 31, 2000 and 1999, respectively. Deferred stock compensation expense is being amortized using the graded vesting method over the vesting period of the individual award, generally five years. This method is in accordance with Financial Accounting Standards Board Interpretation No. 28. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred stock compensation has been separately allocated to these categories in the financial statements. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

InterMune Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. INCOME TAXES

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as follows (In thousands):

	December 31, 2000	December 31, 1999

Deferred tax assets:
Net operating loss carryforwards	$8,700	$3,000
Research and development credits	440	100
Other	790	1,800
Total deferred tax assets	9,930	4,900
Valuation allowance	(9,930)	(4,900)

Net deferred tax assets	$—	$—

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.0 million and $2.5 million during 2000 and 1999, respectively.

        As of December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $22.0 million which expire in the years 2018 through 2020 and federal research and development credits of approximately $200,000 which expire in the years 2018 through 2020.

        Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

9. COMMITMENTS

Leases

        In December 1999, the Company entered into a facility lease of office space that extends through December 2004. Total rent expense under this lease was approximately $247,000 in 2000 and $19,000 in 1999. In December 2000, the Company entered into 10-year lease of an additional 55,000 square feet located near the current facility.

        The following is a schedule by year of future minimum lease payments at December 31, 2000 (In thousands):

Year	Operating Leases

2001	$2,152
2002	3,187
2003	3,313
2004	3,429
2005	3,292
Thereafter	19,898

$35,275

        On December 18, 1999, the Company entered into a facility-operating lease requiring a letter of credit secured by a restricted cash balance with the Company's bank. The amount of the letter of credit approximates 12 months of operating rent payable to the landlord of the facility.

10. SAVINGS PLAN

        On May 1, 1999, the Company adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 15% of their annual compensation (subject to a maximum limit imposed by federal tax law). The Company makes no matching contributions.

11. SUBSEQUENT EVENTS

        On January 10, 2001, the Company announced it had acquired worldwide rights to Amphotec® from ALZA Corporation. The transaction terms include an upfront license fee of $9.0 million, milestone payments based upon sales levels and the development of Amphotec® in combination with ACTIMMUNE®, and royalties payable upon net sales levels. Amphotec® is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection.

        On March 26, 2001, the Company announced the formation of an international strategic partnership with Boehringer Ingelheim International GmbH, to develop and commercialize interferon gamma-1b under Boehringer Ingelheim's trade name, Imukin®, in all countries outside of the United States, Canada and Japan. Indications to be developed include idiopathic pulmonary fibrosis (IPF), tuberculosis, systemic fungal infections, chronic granulomatous disease (CGD) and osteopetrosis, as well as additional indications to be agreed upon later. Under the agreement, InterMune will fund and manage clinical and regulatory development of interferon gamma-1b for all disease indications. The two companies will share in the profits from commercializing interferon gamma-1b through a specified royalty schedule.

12. QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	TOTAL YEAR
	(In thousands except per share amounts)
2000:
Product sales, net	$106	$3,027	$3,831	$4,237	$11,201
Loss from operations	(6,040)	(9,053)	(7,926)	(9,520)	(32,539)

Net loss	(5,632)	(6,899)	(5,417)	(6,298)	(24,246)
Preferred stock accretion	(269)	—	—	—	(269)
Redeemable preferred stock dividend	(27,762)	—	—	—	(27,762)

Net loss applicable to common stockholders	$(33,663)	$(6,899)	$(5,417)	$(6,298)	$(52,277)
Historical basic and diluted net loss per common share	$(11.17)	$(0.33)	$(0.25)	$(0.27)	$(3.05)
Pro forma net loss per common share	$(2.33)	$(0.33)	$(0.25)	$(0.27)	$(2.61)
1999:
Product sales, net	$—	$—	$—	$556	$556
Loss from operations	(882)	(2,164)	(1,300)	(2,057)	(6,403)

Net loss	(824)	(2,146)	(1,306)	(2,073)	(6,349)
Preferred stock accretion	—	(164)	(247)	(246)	(657)

Net loss applicable to common stockholders	$(824)	$(2,310)	$(1,553)	$(2,319)	$(7,006)
Historical basic and diluted net loss per common share	$—	$(3.28)	$(1.33)	$(1.93)	$(9.12)
Pro forma net loss per common share	$(0.12)	$(0.29)	$(0.16)	$(0.23)	$(0.82)

INTERMUNE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share and per share data)

ASSETS

	September 30, 2001	December 31, 2000
Current assets:
Cash and cash equivalents	$310,890	$48,191
Short-term investments, available for sale	85,300	146,329
Accounts receivable, net	2,665	1,800
Inventories	3,605	1,049
Product revenue rights from Connetics	—	2,633
Other current assets and prepaid expenses	3,591	552

Total current assets	406,051	200,554
Property and equipment, net	6,686	845
Acquired product rights, net	31,244	—
Restricted cash balance	1,675	250
Other assets	5,089	—

	$450,745	$201,649

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$8,851	$3,874
Other accrued liabilities	6,893	1,974

Total current liabilities	15,744	5,848
Deferred rent	238	—
Convertible subordinated notes	149,500	—
Commitments
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding at September 30, 2001 and December 31, 2000, respectively	—	—
Common stock, $0.001 par value, 45,000,000 shares authorized; 28,285,548 and 23,897,954 shares issued and outstanding at September 30, 2001 and December 31, 2000, respectively	28	24
Additional paid-in capital	370,079	239,620
Notes receivable from stockholder	(60)	(95)
Deferred stock compensation	(4,120)	(7,188)
Accumulated other comprehensive income	240	107
Accumulated deficit	(80,904)	(36,667)

Total stockholders' equity	285,263	195,801

	$450,745	$201,649

See accompanying notes to Condensed Consolidated Financial Statements.

INTERMUNE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Product sales, net:
Actimmune	$10,306	$3,831	$22,513	$6,964
Other	1,010	—	2,373	—

Total net product sales	$11,316	$3,831	$24,886	$6,964
Costs and expenses:
Cost of goods sold	3,915	1,457	10,514	3,397
Amortization of acquired product rights	815	557	3,990	1,777
Research and development	13,645	5,210	30,873	13,275
Selling, general and administrative	9,932	4,534	24,691	11,534
Acquired in-process research and development	—	—	5,400	—

Total costs and expenses	28,307	11,758	75,468	29,983

Loss from operations	(16,991)	(7,927)	(50,582)	(23,019)
Other income (expense):
Interest income	3,853	2,537	8,691	5,232
Interest expense	(2,316)	(27)	(2,346)	(161)

Net loss	$(15,454)	$(5,417)	$(44,237)	(17,948)

Preferred stock accretion				(269)
Deemed dividend on redeemable preferred stock				(27,762)

Net loss applicable to common stockholders				$(45,979)

Historical basic and diluted net loss per common share	$(0.56)	$(0.25)	$(1.80)	$(3.03)

Weighted average shares used in computing historical basic and diluted net loss per common share	27,390	21,757	24,532	15,169

See accompanying notes to Condensed Consolidated Financial Statements.

INTERMUNE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Nine Months Ended September 30,
	2001	2000
Cash flows used for operating activities:
Net loss	$(44,237)	$(17,948)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization of deferred compensation	3,068	5,128
Non-cash stock compensation	1,005	1,172
Accretion of obligations payable to Connetics	30	87
Acquired in-process research and development	5,400	—
Amortization and depreciation	2,043	91
Deferred rent	238	—
Changes in operating assets and liabilities:
Accounts receivable	(865)	(1,125)
Inventories	(2,556)	(368)
Restricted cash	(1,425)	—
Other assets	(3,295)	(643)
Accounts payable	4,977	905
Other accrued liabilities	5,522	(5,242)

Net cash used for operating activities	(30,095)	(17,943)
Cash flows from investing activities:
Purchases of property and equipment	(6,274)	(830)
Acquisition of product rights	(36,000)	—
Purchases of available-for-sale securities	(220,577)	(97,687)
Sales and maturities of available-for-sale securities	281,739	42,178

Net cash provided (used) by investing activities	18,888	(56,339)
Cash flows from financing activities:
Return of capital to parent (Connetics)	—	(1,000)
Proceeds from issuance of common stock, net	129,458	186,750
Proceeds from convertible subordinated notes, net	144,413	—
Repayment of notes receivable from stockholder	35	—
Proceeds from redeemable preferred stock, net	—	26,176

Net cash provided by financing activities	273,906	211,926

Net increase in cash and cash equivalents	262,699	137,644
Cash and cash equivalents at beginning of period	48,191	3,772

Cash and cash equivalents at end of period	$310,890	$141,416

Supplemental disclosure of cash flow information:
Short-term obligation return on capital (Connetics)	—	$500
Deferred stock compensation	—	$8,583
Accrued product rights payable to Amgen	$2,000	—

See accompanying notes to Condensed Consolidated Financial Statements.

INTERMUNE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        In the opinion of the management of InterMune, Inc., ("InterMune," "we," "our," or "us"), the accompanying unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain information and footnote disclosures usually included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with our annual report filed on Form 10-K for the year ended December 31, 2000 and our filings of periodic reports on Form 10-KA, 10-Q and 8-K. The results of operations for the interim periods presented are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year.

Principles of consolidation

        The consolidated financial statements include the accounts of Intermune and its wholly owned subsidiaries, (Intermune Canada Inc., and Intermune Ltd). All intercompany accounts and transactions have been eliminated.

Revenue recognition

        Revenues from product sales are recognized upon shipment when title passes to the customer, net of allowances for estimated returns, rebates and chargebacks. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We monitor product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. We believe that our product return reserves are adequate, and we have not experienced any significant returns of expired product. Royalty revenues will be recognized as earned under the terms of the applicable agreement.

Cash, cash equivalents and short-term investments

        Cash and cash equivalents consist of highly liquid investments with original maturities, when purchased, of less than three months. We consider investments with maturities beyond three months at the date of acquisition to be short-term investments. Cash equivalents and short-term investments are carried at fair value, with unrealized gains and losses, net of tax, as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method.

        Cash in excess of immediate requirements is invested with regard to liquidity and return and, wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

        Investment securities are classified as available-for-sale and unrealized holding gains and losses are included in comprehensive income (loss). In accordance with Statement of Financial Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, realized gains or losses, calculated based on the specific identification method, were not material for any period. Unrealized gains total $240,000 at September 30, 2001 and $107,000 at December 31, 2000.

Foreign currency risk

        We purchase commercial and clinical supplies from a foreign vendor and pay the vendor in a foreign currency. This exposes us to foreign currency exchange rate risk, which is monitored by us as part of our overall risk management program. There are no other significant sources of foreign currency exchange risk. We do not currently hedge this risk.

Inventories

        Inventories consist principally of raw material and finished good products and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

(in thousands)	September 30, 2001	December 31, 2000
Raw materials	$1,404	$—
Finished goods	2,201	1,049

	$3,605	$1,049

Other accrued liabilities

        Other accrued liabilities consist of the following:

(in thousands)	September 30, 2001	December 31, 2000
Accrued payroll	$1,714	$638
Accrued interest	2,049	—
Other accrued liabilities	1,130	424
Payable to Amgen	2,000	—
Payable to Connetics	—	912

	$6,893	$1,974

Comprehensive income (loss)

        InterMune has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The only component of other comprehensive income is unrealized gains and losses on available-for-sale securities. During the three-month periods ended September 30, 2001 and 2000, total comprehensive loss amounted to $15,200,000 and $5,401,000, respectively, and for the nine-month periods ended September 30, 2001 and 2000, total comprehensive loss amounted to $44,104,000 and $17,964,000, respectively.

Net loss per share

        In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Shares subject to repurchase are deducted from the outstanding shares in arriving at the weighted average shares outstanding. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on conversion of preferred stock and convertible debt have been excluded from historical diluted loss per share because of their anti-dilutive effect.

        Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that automatically converted upon the closing of our initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). The pro forma net loss per share for the nine-month period ended September 30, 2000, includes the impact of the deemed preferred stock dividend and excludes the preferred stock accretion.

        The calculation of historical and pro forma basic and diluted net loss per share is as follows (in thousands, except share and per share data):

	Three months ended September 30,		Nine months ended September 30,
	2001	2000	2001	2000
Historical basic and diluted:
Net loss	$(15,454)	$(5,417)	$(44,237)	$(17,948)
Preferred stock accretion	—	—	—	(269)
Deemed dividend to preferred shareholders	—	—	—	(27,762)

Net loss allocable to common stockholders	$(15,454)	$(5,417)	$(44,237)	$(45,979)

Weighted-average shares of common stock outstanding	28,090	22,864	25,320	16,348
Less: weighted-average shares subject to repurchase	(700)	(1,107)	(788)	(1,179)

Weighted-average shares used in computing basic and diluted net loss per common share	27,390	21,757	24,532	15,169

Basic and diluted net loss per common share	$(0.56)	$(0.25)	$(1.80)	$(3.03)

Pro forma basic and diluted:
Net loss allocable to common stockholders	$(15,454)	$(5,417)	$(44,237)	$(45,979)
Add: preferred stock accretion	—	—	—	269

Net loss before preferred stock Accretion	$(15,454)	$(5,417)	$(44,237)	$(45,710)

Shares used above	27,390	21,757	24,532	15,169
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock	—	—	—	3,775

Weighted-average shares used in computing pro forma basic and diluted net loss per common share	27,390	21,757	24,532	18,944

Pro forma basic and diluted net loss per common share	$(0.56)	$(0.25)	$(1.80)	$(2.41)

Product acquisition costs

        Initial payments for the acquisition of products that, at the time of acquisition by InterMune, are already marketed or are approved by the FDA for marketing are typically capitalized and amortized ratably over the estimated life cycle of the products, typically ten years. At the time of acquisition, the product life cycle is estimated based upon the term of the agreement, the patent life of the product and management's assessment of future sales and profitability of the product. This estimate is assessed regularly during the amortization period, and the asset value or useful life would be adjusted when appropriate. Accumulated amortization of these costs was $1.4 million at September 30, 2001.

Product acquisition activity and new agreements

        In January 2001, we acquired worldwide rights to Amphotec® from ALZA Corporation. The transaction terms include an upfront license fee of $9.0 million that has been capitalized, milestone payments based upon sales levels and the development of Amphotec® in combination with Actimmune®, and royalties payable upon net sales levels. Amphotec® is an FDA-approved lipid-complexed form of amphotericin B indicated for the treatment of invasive aspergillosis, a life-threatening fungal infection.

        In May 2001, we entered into a joint development and commercialization agreement for Moli1901, a drug compound under development with MoliChem Medicines, Inc. We paid an upfront license fee of $1.5 million to MoliChem, and we are obligated to pay MoliChem one-time payments on the achievement of certain milestones. The parties will jointly fund the development and commercialization of Moli1901 for all diseases worldwide, starting with cystic fibrosis, sharing profits on any resulting products in proportion to the parties' financial contribution to their development and commercialization. MoliChem will lead the development efforts, and we will lead the commercialization efforts for Moli1901.

        In June 2001, we entered into a licensing and commercialization agreement with Amgen Inc. and obtained an exclusive license in the United States and Canada to Infergen®, and the rights to an early stage program to develop a pegylated form of Infergen for a total consideration of $29 million, plus development milestones and royalties. Under the agreement, we also have the exclusive right to develop Infergen for other indications in the United States and Canada. The in-process research and development program for pegylated Infergen is in its early stages, has not reached technological feasibility and has no foreseeable alternative future use. Based upon an independent appraisal, the fair value of the in-process research and development program for pegylated Infergen was $5.4 million. The remainder of the purchase price of $23.6 million was allocated to developed technology and will be amortized over ten years. We will evaluate our intangible assets for impairment on a regular basis. The valuation of in-process research and development was based on a discounted cash flow methodology, and the estimates used in the valuation were based upon assumptions we believe to be reasonable but which are inherently uncertain and unpredictable. Our assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results.

        In September 2001, we entered into a license and collaboration agreement with Maxygen Holdings, Ltd., a wholly owned subsidiary of Maxygen, Inc., to develop and commercialize novel, next-generation interferon gamma products. We will fund optimization and development of the next-generation interferon gamma products, and retain exclusive worldwide commercialization rights for all human therapeutic indications. Payments to Maxygen could exceed $60 million for up-front license fees, full research funding, and development and commercialization milestone payments. In addition, Maxygen will receive royalties on product sales.

        In September 2001, we agreed to acquire the exclusive worldwide rights to develop, manufacture and commercialize Oritavancin from Eli Lilly and Company. Oritavancin is a semi-synthetic glycopeptide antibiotic in development for the treatment of a broad range of resistant gram-positive bacterial infections. In October 2001, we received approval by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Act and paid to Eli Lilly a license fee of $50 million. We will also pay Eli Lilly milestone fees upon achievement of various development milestones and royalties upon commercialization of the products. From March 2002 through March 2004, Eli Lilly has an option to reduce the agreed royalty percentages by the payment to Eli Lilly of $15 million. The license fee of $50 million will be expensed as acquired in-process research and development in the fourth quarter of 2001 since the Oritavancin program is currently in clinical development, has not reached technological feasibility and has no foreseeable alternative future use.

Sale of Equity

        On July 5, 2001, we completed a follow-on public offering of 4,295,896 shares of common stock, including the underwriters' exercise in full of their over-allotment option, at a price of $32.00 per share, raising $137.5 million in gross proceeds. We received net proceeds of $129.0 million after deducting underwriting fees of $7.9 million and related expenses of $0.6 million.

Convertible Subordinated Notes

        Concurrent with the secondary public offering, we also completed a public offering of $149.5 million aggregate principal amount of 5.75% convertible subordinated notes due July 15, 2006, including notes issued pursuant to the underwriters' exercise of their over-allotment option. The notes are convertible at the option of the note holders into our common stock at a conversion rate of $38.40 per share subject to adjustment in certain circumstances. Interest on the notes is payable semi-annually in arrears in January and July. We can redeem all or a portion of the notes at any time on or after

July 15, 2004. We received net proceeds of $144.4 million after deducting underwriting fees of $4.5 million and related expenses of $0.6 million. As of September 30, 2001, the fair value of these notes approximated $181.5 million.

Stockholders Rights Plan

        In July 2001, our Board of Directors approved the adoption of a stockholder rights plan under which all stockholders of record as of August 3, 2001 will receive rights to purchase shares of a new series of the Company's preferred stock. The rights will be distributed as a non-taxable dividend and will expire in ten years from the record date. The rights will be exercisable only if a person or group acquires 20% or more of InterMune's common stock or announces a tender offer for 20% or more of the common stock. If a person acquires 20% or more of InterMune's common stock, all rights holders except the buyer will be entitled to acquire InterMune's common stock at a discount. The effect will be to discourage acquisitions of 20% or more of InterMune's common stock without negotiations with InterMune's Board of Directors.

New accounting standards

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 provides for, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. We do not believe that the adoption of SFAS 142 will have a significant impact on our financial statements.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is effective for fiscal periods beginning after December 15, 2001. SFAS 144 provides a single accounting model for, and supersedes previous guidance on, accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 sets new criteria for the classification of an assets held-for-sale and changes the reporting of discontinued operations. We do not believe that the adoption of SFAS 144 will have a significant impact on our financial statements.

PROSPECTUS

$150,000,000

INTERMUNE, INC.

Common Stock

        From time to time, we may sell common stock.

        We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

        Our common stock is traded on the Nasdaq National Market under the trading symbol "ITMN." The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.

        INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

        THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

        The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 7, 2002

ABOUT THIS PROSPECTUS	i
INTERMUNE	ii
RISK FACTORS	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	12
PLAN OF DISTRIBUTION	13
LEGAL MATTERS	14
EXPERTS	14
WHERE YOU CAN FIND MORE INFORMATION	14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	14

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission ("SEC"). You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of our common stock. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information about the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information."

i

INTERMUNE

Overview

        We are developing and commercializing innovative products for the treatment of serious pulmonary and infectious diseases and cancer. We have three marketed products, growing product revenues and advanced-stage clinical programs addressing a range of diseases with attractive commercial markets. In the United States, we market our lead product, Actimmune, for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We market Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. We market Amphotec worldwide for the treatment of invasive aspergillosis. We believe that our most significant near-term opportunity is for Actimmune in the treatment of idiopathic pulmonary fibrosis, and we are currently conducting a Phase III pivotal clinical trial with Actimmune for the treatment of this disease. We are also currently conducting a Phase III clinical trial with oritavancin for the treatment of complicated skin and skin-structure infections and a Phase II clinical trial with oritavancin for bacteremia.

        We were incorporated in California in 1998 and reincorporated in Delaware in 2000. On April 26, 2001, we changed our name from InterMune Pharmaceuticals, Inc. to InterMune, Inc. Our principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, CA 94005. Our telephone number is (415) 466-2200. Our website is http://www.intermune.com. We do not intend for the information found on our website to be incorporated into or be a part of this prospectus.

        InterMune, our logo and Amphotec are trademarks of InterMune, Inc. Other trademarks and tradenames appearing in this prospectus are the property of their holders.

ii

RISK FACTORS

        Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated in this prospectus by reference) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus, the prospectus supplement and in any other documents incorporated by reference.

        Investment in our common stock involves a high degree of risk. You should consider carefully the following discussion of risks as well as other information in this prospectus and the prospectus supplement before purchasing any of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to Our Business

We are an early stage company and may not succeed in our development efforts.

        We commenced operations in 1998 and have incurred significant losses to date, and our revenues have been limited primarily to sales of Actimmune. Although we are developing Actimmune for the treatment of idiopathic pulmonary fibrosis, multidrug-resistant tuberculosis, ovarian cancer, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis, liver fibrosis and non-Hodgkin's lymphoma, Actimmune will not be marketed for any of these diseases before 2003, if at all. We recently licensed U.S. and Canadian rights to Infergen, and we do not believe that Infergen will provide significant revenue to us before 2004, if ever. Although Amphotec has received regulatory approvals for commercial sales for invasive aspergillosis, we do not believe that it will provide significant revenue to us before 2004, if ever.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials.

        We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of Actimmune or any of our other products for the treatment of additional diseases before Actimmune or any of our other products can be approved for commercial sale for these diseases. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of our clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

        We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all. If inconclusive results or statistically insignificant efficacy as determined through an interim analysis are experienced during a clinical trial, we may need to increase the number of patients in the trial. In particular, we have scheduled a sample size analysis of our Actimmune Phase III clinical trial for idiopathic pulmonary fibrosis in early 2002. We anticipate the analysis will include an assessment of whether the patient population in our clinical trial is large enough to provide statistically significant clinical results. The results of the analysis may require us to enroll additional patients in our trial, delaying its completion. The commencement or completion of our clinical trials may be delayed or halted for additional reasons, including the following:

  •
  a country's regulatory authority does not approve a clinical trial protocol;

  •
  patients do not enroll in clinical trials at the rate we expect;

  •
  patients experience adverse side effects;

  •
  patients die during a clinical trial for a variety of reasons, including because their disease is too advanced or because they experience medical problems that are not related to Actimmune;

  •
  third-party clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, and other third-party organizations may not perform data collection and analysis in a timely or accurate manner; and

  •
  inconclusive or negative results are experienced during a clinical trial.

        Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed, and our prospects for profitability will be impaired.

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products is safe and effective for the treatment of additional diseases, the regulatory authorities will not permit us to market our products for those diseases.

        Our failure to adequately demonstrate the safety and effectiveness of any of our products for the treatment of additional diseases will prevent receipt of the FDA's and other regulatory authorities' approval and, ultimately, may prevent commercialization of any of our products for additional diseases.

        The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on its benefits and risks in a particular disease, any of our products should be granted approval for the treatment of a particular disease. Even if we believe that a clinical trial has demonstrated the safety and efficacy of any of our products for the treatment of a disease, the results may not be satisfactory to the FDA or other regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and other regulators in different ways, which could delay, limit or prevent regulatory approval.

        If regulatory delays are significant, our financial results and the commercial prospects for any of our products will be harmed, and our prospects for profitability will be impaired.

If we are unable to contract with third parties to manufacture our products in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for our products and may lose potential revenues.

        We do not have the resources, facilities or experience to manufacture any of our products ourselves. Completion of our clinical trials and commercialization of our products for new diseases requires access to, or development of, facilities to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes. We depend on third parties for the manufacture of our products for preclinical and clinical purposes, and we rely on third parties with FDA-approved manufacturing facilities for the manufacture of our products for commercial purposes.

        Our manufacturing strategy for our products also presents the following risks:

  •
  Before we can obtain approval for a new disease for our products, we must demonstrate to the FDA's satisfaction that the drug used in the clinical trials is comparable to the commercial drug.

  •
  Delays in increasing manufacturing capacity to meet our needs for multiple clinical trials could delay clinical trials, regulatory submissions and commercialization of our products.

  •
  Manufacturers of our products are subject to ongoing periodic inspection by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.

  •
  If we need to contract with other manufacturers, the FDA and foreign regulatory authorities must approve these manufacturers prior to our use or sale of their products. This would require new testing and compliance inspections. The new manufacturers would need to adopt existing manufacturing processes or develop comparable processes necessary for the production of our products.

  •
  If market demand for our products suddenly increases, our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

  •
  If market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties.

  •
  Our supply arrangements with our manufacturers may be seriously interrupted.

  •
  We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

        Any of these factors could delay clinical trials or commercialization of our products for new diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products.

         Our commercial success will depend in part on obtaining and maintaining patent protection on our products and successfully defending these patents against third-party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. For example, the United States Supreme Court recently granted certiorari to review a lower court's ruling concerning the application of the doctrine of equivalents. Accordingly, we cannot predict the breadth of claims that may be allowed in other companies' patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate these suits.

        The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  •
  we were the first to make the inventions covered by each of our pending patent applications;

  •
  we were the first to file patent applications for these inventions;

  •
  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  any of our pending patent applications will result in issued patents;

  •
  any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

  •
  we will develop additional proprietary technologies that are patentable; or

  •
  the patents of others will not have an adverse effect on our business.

        Others have filed and in the future may file patent applications covering interferon gamma-1b and its uses and other products in our development program. If a third party were issued a patent that blocked our ability to commercialize our products for any of the other diseases that we are targeting, we would be prevented from commercializing our products for such disease unless we obtained a license from the patent holder.

        We are aware of a European patent and a U.S. patent application owned by Amgen relating to a form of interferon gamma that is produced during the manufacture of Actimmune and Imukin. The European patent is currently the subject of an opposition brought by Boehringer Ingelheim and Genentech before the European patent office. We believe that the issues in this opposition are similar to those in an opposition proceeding brought by Amgen against an interferon gamma-1b patent issued to Genentech, in which Genentech prevailed. However, if Boehringer Ingelheim and Genentech do not also prevail in this opposition, certain claims in this patent may enable Amgen to block Boehringer Ingelheim's ability to manufacture Actimmune and Imukin in Europe and, therefore, Boehringer Ingelheim's and our ability to commercialize Actimmune and Imukin, unless Genentech, Boehringer Ingelheim or we obtain a license from Amgen. We cannot predict whether Genentech, Boehringer Ingelheim or we would be able to obtain such a license from Amgen on commercially reasonable terms, if at all. If the Amgen patent was interpreted to cover the current manufacturing process for Actimmune and Imukin, and Genentech, Boehringer Ingelheim or we were not able to obtain such a license from Amgen on commercially reasonable terms, or at all, it would have a material adverse effect on our ability to commercialize Actimmune and Imukin. Although we do not know the specific claims of Amgen's U.S. patent application, the patent application has a specification similar to Amgen's European patent that is being opposed by Genentech and Boehringer Ingelheim. If the U.S. patent were to issue, we believe that it may enable Amgen to block our ability to commercialize Actimmune unless we obtain a license from Amgen. We cannot predict whether we would be able to obtain such a license from Amgen on commercially reasonable terms, if at all. If we were not able to obtain such a license from Amgen on commercially reasonable terms, or at all, it would have a material adverse effect on our ability to commercialize Actimmune in the United States.

        Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in our industry regarding patent and other intellectual property rights.

        We license Actimmune from Genentech. If we breach our agreement with Genentech, Genentech could terminate the license, and we would have no further rights to utilize the patents or trade secrets covered by the agreement to develop and market Actimmune.

        We recently licensed U.S. and Canadian rights to Infergen from Amgen. After a patent related to the expression of Infergen expires in 2007, we will not be able to block others from marketing interferon alfacon-1, the active ingredient in Infergen. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of interferon alpha to treat a variety of diseases. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for interferon alpha. We are uncertain of the extent to which the currently issued patents and any additional patents of our competitors that may issue will prevent us from marketing Infergen for the treatment of certain diseases. If because of these patents we are unable to market Infergen for a range of diseases, the commercial prospects for Infergen will be reduced, and our prospects for profitability may be impaired. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of pegylated interferon alpha to treat a variety of diseases. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product.

        We are aware of a lawsuit involving Infergen filed in 1997 by Biogen against Amgen in the U.S. District Court for the District of Massachusetts. The suit alleges that the manufacture of Infergen infringes three Biogen U.S. patents relating to vectors for expressing cloned genes, methods of making vectors and expressing cloned genes, and host cells. Discovery in this case has been stayed pending a hearing on Amgen's Motion for Summary Judgment of Issue Preclusion and for the dismissal of the case. Amgen might not prevail in this litigation. If Amgen loses, it may have a material adverse effect on our ability to commercialize Infergen in the United States.

        We generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own. For example, if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market Actimmune and may be forced to incur substantial additional costs to maintain or protect the intellectual property or to compel Genentech to do so.

        The combination of our products with other drugs may have a greater therapeutic effect in treating certain diseases than our products alone. In some cases, third parties hold patents either on the potential companion drugs or on combination therapies that include our products. We may not be able to negotiate licenses or other rights to potential companion drugs on reasonable terms, or at all. If we are not able to negotiate these licenses or other rights, the market for our products may be diminished.

        We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, which generally provide that proprietary information developed or inventions conceived during the relationship will be our exclusive property, we may not be able to adequately protect our trade secrets or other proprietary information.

        Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information.

Even if regulatory authorities approve our products for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

        Our products are expensive drugs, and we anticipate that the annual cost for treatment under each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market our products for an approved disease because we believe that they may not be commercially successful. Market acceptance of and demand for our products will depend largely on the following factors:

  •
  cost of treatment;

  •
  pricing of alternative products;

  •
  inability to obtain third-party coverage or reimbursement for a particular disease;

  •
  relative convenience and ease of administration; and

  •
  prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenues and prospects for profitability will suffer.

        Our ability to commercialize our products in additional diseases is highly dependent on the extent to which coverage and reimbursement for our products will be available from:

  •
  governmental payors, such as Medicare and Medicaid;

  •
  private health insurers, including managed care organizations; and

  •
  other third-party payors.

        Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of our products will be reduced, and our sales will suffer.

The pricing and profitability of our products may be subject to control by the government and other third-party payors.

        The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize products. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we would receive for Actimmune, Infergen, Amphotec, oritavancin or any other products we may develop in the future, which would reduce our revenues and potential profitability.

Even if our products are proven to be safe and effective for additional diseases, the actual maximum market opportunity associated with the treatment of these diseases may be much lower than our current estimates.

         Even if our products are approved for use in connection with one or more additional diseases, the actual maximum market opportunity for our products for each disease may be much less than our estimates. By way of example, it may be that:

  •
  only a subset of affected patients will respond to our products' therapy;

  •
  the actual dose for a particular condition may be different than currently anticipated;

  •
  the treatment regimen may be different in duration than currently anticipated, or treatment may be sporadic; or

  •
  we cannot sell any product at the price we expect.

        In addition to the uncertainty about the various maximum market opportunities, there is no assurance of what portion of these market opportunities we will realize.

Discoveries or developments of new technologies by established drug companies or others may make our products obsolete.

         Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than our products for any of the diseases that we target. Even if we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

        Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

We rely on third parties to conduct clinical trials for our products, and those third parties may not perform satisfactorily.

         If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain regulatory approvals for our products and will not be able to successfully commercialize our products for new diseases. We do not have the ability to independently conduct clinical studies for our products, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

There are significant regulatory, supply, intellectual property and competitive barriers to entry that may prevent us from successfully marketing or developing Infergen or a pegylated Infergen product for the chronic hepatitis C infections market.

         We plan to relaunch Infergen in the United States and Canada for the treatment of chronic hepatitis C infections. However, we believe that there are significant regulatory, supply, intellectual property and competitive barriers to Infergen's penetration of the chronic hepatitis C infections market:

        Regulatory.    We believe that market acceptance of and demand for Infergen for the treatment of chronic hepatitis C infections may depend upon our ability to use Infergen in combination therapy with ribavirin or other anti-viral drugs. Before we can market Infergen in combination therapy with ribavirin or any other anti-viral drug, we will need to obtain FDA approval. To seek and obtain such approval, we will need to supplement Infergen's current FDA approval with data that support combination use of Infergen and ribavirin or another anti-viral drug for increased effectiveness in treating chronic hepatitis C infections. We cannot be certain how long it would take us to submit such data and obtain such an approval from the FDA, if at all. Seeking FDA approval for Infergen combination therapy may, in certain circumstances, involve our complying with FDA patent certification and notice provisions relating to ribavirin that could result in deferral of up to 30 months or, in the case of judicial intervention, longer, of FDA approval pending the outcome of patent infringement litigation.

        Supply.    Even if we were to obtain regulatory approval for Infergen in combination therapy with ribavirin or another anti-viral drug, there may not be a source of commercial supply for ribavirin or another anti-viral drug. We are not aware of any U.S. or Canadian manufacturer of ribavirin that has regulatory approval, other than the company that sells ribavirin capsules exclusively to Schering, which is, along with Roche, one of our primary competitors in the chronic hepatitis C infections market. There can be no assurance that an independent source of commercial supply will become available after FDA exclusivity related to ribavirin capsules expires in June 2002, if at all.

        Intellectual Property.    Our competitors and their strategic partners have substantial and extensive patent rights in connection with combination therapy of interferon alpha and ribavirin for the treatment of chronic hepatitis C infections. For example, we are aware of two U.S. patents that relate to the use of interferon alpha and ribavirin to treat chronic hepatitis C infections. The terms of these patents expire in 2016 and 2017. We believe that these patents may prevent us from marketing Infergen in combination therapy with ribavirin for certain patients. If because of these patents we are unable to market Infergen with ribavirin or with another anti-viral drug, the commercial prospects for Infergen are likely to be reduced, and our prospects for profitability may be impaired. Further, we believe that our competitors and their strategic partners may obtain additional patent rights in connection with filed patent applications for combination therapy of interferon alpha and other anti-viral drugs for the treatment of chronic hepatitis C infections. If those patent applications were to issue, we may be unable to market Infergen with ribavirin or with another anti-viral drug, reducing the commercial prospects for Infergen, and our prospects for profitability may be reduced. In addition, our competitors and their strategic partners have substantial and extensive patent rights in connection with the use of pegylated interferon alpha for the treatment of chronic hepatitis C infections. Although we have licensed from Amgen rights to Amgen's early stage pegylated Infergen product candidate, we may not have, and may not be able to license on commercially reasonable terms, if at all, sufficient rights to all the intellectual property necessary for us to commercialize a pegylated Infergen product for the treatment of chronic hepatitis C infections.

        Competition.    Pegylated interferon alpha products have a significant advantage over non-pegylated products because they last longer in the body and therefore need to be administered less often to the patient. Because our competitors have advanced pegylation programs for their interferon alpha products, we may have difficulty marketing Infergen. Schering has commenced marketing its pegylated interferon alpha product, and we expect that Roche will commence marketing its pegylated interferon alpha product before the end of 2002. Since we do not expect to have a pegylated Infergen product ready to market until at least 2006, if at all, Infergen has a significant disadvantage with respect to the frequency of administration.

Although we recently relaunched Amphotec, this product may not be commercially successful.

        We have recently relaunched Amphotec. However, market acceptance of and demand for Amphotec will depend largely on the following factors:

  •
  Acceptance by physicians of Amphotec as a safe and effective therapy for invasive aspergillosis: Since Amphotec has been without promotion and medical support in the United States for the last three years, competitors have spent considerable time positioning Amphotec in an unfavorable light within the medical community as inferior due to more infusion-related side effects, including high levels of chills and fever, relative to some other liposomal formulations of amphotericin.

  •
  Pricing of alternative products: Competitive products may be discounted in the future by competitors to limit Amphotec's market penetration.

  •
  Prevalence and severity of adverse side effects associated with Amphotec: The most frequent infusion-related events after initial dosages are chills and fever.

If we are unable to complete the transition of commercial manufacturing of Actimmune on a timely basis or at an acceptable cost, we may be unable to meet demand for Actimmune and may lose potential revenues.

        We are presently transitioning from Genentech to Boehringer Ingelheim Austria GmbH for the manufacture of commercially marketed Actimmune. We expect to complete this transition during the first quarter of 2002. Our commercial supply agreement with Genentech expired in May 2001. We expect that the final supply of commercial product that we received from Genentech in 2001 will meet our needs for commercial supply during the transition. In September 2001, the FDA approved a BLA that enables Boehringer Ingelheim to succeed Genentech as our commercial supplier of Actimmune. We believe that during the transition of our commercial product manufacturing from Genentech to Boehringer Ingelheim during the first quarter of 2002 we will receive sufficient supply of commercial product from Boehringer Ingelheim to meet our needs. However, if we do not receive sufficient quantities of commercial Actimmune from Boehringer Ingelheim during or after the transition, we may experience a shortage of commercial supply, which would have a material and adverse effect on our revenues, business and financial prospects.

If we are unable to contract with third parties to manufacture Infergen or Amphotec in sufficient quantities, on a timely basis or at an acceptable cost, we may be unable to meet demand for Infergen or Amphotec and may lose potential revenues.

        We do not have the resources, facilities or experience to manufacture Infergen or Amphotec ourselves. We must depend on third parties with FDA-approved manufacturing facilities for the manufacture of Infergen and Amphotec for preclinical, clinical and commercial purposes. Under our June 2001 agreement with Amgen by which we license Infergen, Amgen is obligated to manufacture and supply Infergen to us for our sales in the United States and Canada. These supply obligations will continue until such time as the manufacture of Infergen is transferred to a third party or to us, the license agreement terminates, or January 1, 2015, whichever occurs first. We are obligated under the license agreement with Amgen to seek regulatory approval for any newly designed labels reflecting that we market the product in the United States and Canada. We presently have an agreement with Ben Venue Laboratories, Inc. for the manufacture of Amphotec for all purposes. The agreement with Ben Venue expires in December 2001. We are negotiating with Ben Venue to renew the agreement. If we are unable to negotiate a renewal of our current agreement with Ben Venue or a replacement agreement for the manufacture of Amphotec on commercially reasonable terms, we will experience a shortage of supply of Amphotec and decreased revenues, which would have a material and adverse effect on our revenues, business and financial prospects.

If the FDA withdraws its approval of our products for any disease for which they have been approved, we could no longer market our products for that disease, and our revenues would decline.

        The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose ongoing requirements for post-marketing studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. Our existing approvals for diseases, and any new approval for any other disease that we have targeted, if granted, could be withdrawn for failure to comply with regulatory requirements. If approval for a disease was withdrawn, we could no longer market the product for that disease. In addition, governmental authorities could seize our inventory of any of our products, or force us to recall any product already in the market if we fail to comply with strictly enforced FDA or other governmental regulations.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

        The testing, marketing, and sale of medical products entail an inherent risk of product liability. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

        We had 159 employees as of November 30, 2001, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including W. Scott Harkonen, our Chief Executive Officer, President and Chairman of our board of directors, as well as the other principal members of our management. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business and hinder the planned expansion of our business.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

        We believe that our existing cash, cash equivalents, short-term investments and cash flow from revenues will be sufficient to fund our operating expenses, debt obligations and capital requirements under our current business plan through at least the end of 2004. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We may need to spend more money than currently expected because we may need to change our product development plans or product offerings to address difficulties encountered in clinical studies or preparing for commercial sales for new diseases. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to execute our business plan.

If we continue to incur net losses for a period longer than we anticipate, we may be unable to continue our business.

        We have lost money since inception, and our accumulated deficit was approximately $80.9 million at September 30, 2001. We expect to incur substantial additional net losses for at least the next three to five years. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which our products may be marketed, and this expansion will require significant expenditures. To date, we have generated revenues primarily through the sale of Actimmune. After consideration of the direct costs of marketing Actimmune and royalties we must pay to Genentech on sales of Actimmune, we do not currently generate significant operating profits on those sales. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Other Risks

Our indebtedness and debt service obligations may adversely affect our cash flow.

        Our annual debt service obligations on our 5.75% convertible subordinated notes due July 15, 2006 are approximately $8.6 million per year in interest payments. We intend to fulfill our debt service obligations both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

        We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

        Our indebtedness could have significant additional negative consequences, including:

  •
  requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  •
  increasing our vulnerability to general adverse economic and industry conditions;

  •
  limiting our ability to obtain additional financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If a change in control occurs, we may be required to redeem our 5.75% convertible subordinated notes due 2006.

        If there is a change in control of our company, the holders of our 5.75% convertible subordinated notes due 2006 may require us to redeem some or all of the notes. Although the indenture governing the notes allows us in certain circumstances to pay the redemption price in shares of our common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered. There is no sinking fund for the notes.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their best interests and not necessarily those of other stockholders.

        As of November 30, 2001, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 37.0% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

We have implemented anti-takeover provisions which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.

        The existence of our stockholder rights plan and provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  •
  establish a classified board of directors so that not all members of our board may be elected at one time;

  •
  authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

  •
  limit who may call a special meeting of stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

        In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

        The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  •
  actual or anticipated variations in quarterly operating results;

  •
  adverse results or delays in clinical trials;

  •
  announcements of technological innovations;

  •
  our failure to commercialize additional FDA-approved products;

  •
  our decision not to initiate a planned clinical trial;

  •
  new products or services offered by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

  •
  sales of common stock; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, and the Nasdaq National Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

Substantial sales of shares may impact the market price of our common stock.

        If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock.

        We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In addition, the holders of common stock that are parties to our amended and restated investor rights agreement are entitled to registration rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we have filed with the SEC that are included or incorporated by reference in this prospectus contain forward-looking statements that do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals for our product development programs. These statements can often be identified by the use of forward-looking terminology such as "believe," "expect," "intend," "may," "will," "should," "would," "could," "plans" or "anticipate" or the negative of such terms or other similar terminology. These statements include, but are not limited to, statements regarding: our proposed clinical development efforts or product candidates; our plans regarding commercialization of our product candidates; use of proceeds from this registration; operating cash burn rates relating to us as a whole; sufficiency of our resources to fund our operating and capital requirements; plans regarding agreements with third parties including collaborators and manufacturing or supply partners; and plans with respect to our proposed new headquarters. The statements involve known and unknown risks and uncertainties and are based on various assumptions. Investors and prospective investors are cautioned that these statements are only projections. Any forward-looking statement is intended to speak only as of the date on which the statement is made.

        Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from these anticipated in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors." The factors set forth under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of accuracy, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

        Except as described in any prospectus supplement, we anticipate using the net proceeds from the sale of the common stock offered hereby for clinical development, commercialization of our existing products, working capital, in-licensing or acquisition of preclinical and development stage programs and FDA-approved products and general corporate purposes.

        We will retain broad discretion over the use of the net proceeds from the sale of the common stock offered hereby. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We also might use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We are not currently planning any acquisition, and no portion of the net proceeds has been allocated for any specific acquisition.

        Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PLAN OF DISTRIBUTION

        We may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement will describe the terms of the offering of the common stock, including:

  •
  the name or names of any underwriters, if any;

  •
  the purchase price of the common stock and the proceeds we will receive from the sale;

  •
  any over-allotment options under which underwriters may purchase additional common stock from us;

  •
  any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange or market on which the common stock may be listed.

        Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

        If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

        We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement.

        Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

        We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

        Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

        Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement (of which this prospectus forms a part) on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where any contract is an exhibit to the registration statement, each statement with respect to the contract is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made.

        You may read and copy any document we file with the SEC at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC, modifies and replaces such information.

        We incorporate by reference the following documents we have filed with the SEC:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 29, 2001 and amended on Form 10-K/A on April 4, 2001;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 (filed with the SEC on May 15, 2001), June 30, 2001 (filed with the SEC on August 3, 2001) and September 30, 2001 (filed with the SEC on November 13, 2001);

  •
  the current reports on Form 8-K we filed with the SEC on January 19, 2001, March 29, 2001, April 27, 2001, June 18, 2001, June 29, 2001, July 10, 2001, July 18, 2001 and September 19, 2001; and

  •
  the description of our common stock, which is registered under Section 12 of the Exchange Act in our registration statement on Form 8-A, filed on March 6, 2000 including any amendments or reports filed for the purpose of updating such description.

        All documents we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to termination of the offering will become a part of this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus call or write Vice President and Chief Financial Officer, InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005, telephone (415) 466-2200. We will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this prospectus.

2,500,000 Shares

Common Stock

Joint Book-Running Managers

        Lehman Brothers        Morgan Stanley

JPMorgan

Robertson Stephens

UBS Warburg

Adams, Harkness & Hill, Inc.

QuickLinks

PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
INTERMUNE PHARMACEUTICALS, INC. BALANCE SHEETS
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
INTERMUNE PHARMACEUTICALS, INC. STATEMENTS OF OPERATIONS
INTERMUNE PHARMACEUTICALS, INC. STATEMENTS OF CASH FLOWS
InterMune Pharmaceuticals, Inc. NOTES TO FINANCIAL STATEMENTS
INTERMUNE, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited, in thousands, except share and per share data)
INTERMUNE, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited, in thousands, except per share data)
INTERMUNE, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, in thousands)
INTERMUNE, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

ABOUT THIS PROSPECTUS
INTERMUNE
RISK FACTORS
Risks Related to Our Business
Other Risks
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE